Exhibit 99.2

Tasiast Project

Mauritania

National Instrument 43-101 Technical Report

Prepared for:

Kinross Gold Corporation

Prepared by:

John Sims, AIPG Certified Professional Geologist

Effective Date: 31 October 2019

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Contents

1.	SUMMARY		8
	1.1	Executive Summary	8
	1.2	Technical Summary	8

2.	INTRODUCTION		18
	2.1	Qualified Persons	18
	2.2	Information Sources	19
	2.3	Effective Dates	19
	2.4	List of Abbreviations	21

3.	RELIANCE ON OTHER EXPERTS		22

4.	PROPERTY DESCRIPTION AND LOCATION		23
	4.1	Location	23
	4.2	Mineral Tenure	23
	4.3	Fees, Royalties, Duties and Taxes	26

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		29
	5.1	Accessibility	29
	5.2	Climate	29
	5.3	Local Resources and Infrastructure	30
	5.4	Physiography and Environment	30

6.	HISTORY		31
	6.1	Tenure History	31
	6.2	Project History	31

7.	GEOLOGICAL SETTING		34
	7.1	Regional Geology	34
	7.2	District Geology	36
	7.3	Deposit Geology	39
	7.4	Structural Geology	46
	7.5	Mineralization and Alteration	51

8.	DEPOSIT TYPES		55

9.	EXPLORATION		56
	9.1	Grids and Surveys	56
	9.2	Geological and Regolith Mapping	56
	9.3	Geochemistry Sampling	56
	9.4	Geophysics	57
	9.5	Pits and Trenches	57
	9.6	Petrology, Mineralogy and Other Research Studies	57
	9.7	Exploration Potential	58

10.	DRILLING		60
	10.1	Drilling Programs (by Company period)	60
	10.2	Logging Procedures	63
	10.3	Collar Surveys	64

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

	10.4	Down-hole Surveys	64
	10.5	Recovery	65
	10.6	Geotechnical, Hydrogeological and Metallurgical Drilling	65
	10.7	Comments on Drill Programs	67

11.	SAMPLE COLLECTION, PREPARATION, ANALYSES, AND SECURITY		68
	11.1	Sampling Method and Approach	68
	11.2	Analytical Laboratories	71
	11.3	Sample Preparation	72
	11.4	Sample Analysis	73
	11.5	Quality Assurance and Quality Control	74
	11.6	Database	77
	11.7	Sample Storage	80
	11.8	Sample Security	80
	11.9	Comment on Sample Collection, Preparation, Analysis and Security	80

12.	DATA VERIFICATION		82
	12.1	Verification in Support of Technical Reports	82
	12.2	TMLSA QA/QC and Data Validation	86
	12.3	Comment on Data Verification	91

13.	MINERAL PROCESSING AND METALLURGICAL TESTING		92
	13.1	Mineralogy	92
	13.2	Metallurgical Test Work	92

14.	MINERAL RESOURCE ESTIMATE		98
	14.1	Mineral Resource statement	98
	14.2	Database	101
	14.3	West Branch Mineral Resource Estimate	101
	14.4	Piment and Prolongation Mineral Resource Estimate	122

15.	MINERAL RESERVE ESTIMATE		133
	15.1	Basis of Reserve Estimate and Pit Optimization	133
	15.2	Comment on Mineral Reserves	135

16.	MINING METHODS		136
	16.1	Mining Operations	136
	16.2	Mine Design	139
	16.3	Schedules	147
	16.4	Mine Equipment	153
	16.5	Personnel Requirements	160

17.	RECOVERY METHODS		162
	17.1	Waste Rock Facility	162
	17.2	Water Management	162
	17.3	Gold Recovery	162
	17.4	Dump Leach & ADR	163
	17.5	Current CIL Processing Plant	166
	17.6	Upgraded CIL Processing Plant	169
	17.7	Upgraded CIL Processing Plant: 21 kt/d Expansion	173
	17.8	Upgraded CIL Processing Plant: 24 kt/d Expansion	181
	17.9	Facility Operations	184

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

18.	PROJECT INFRASTRUCTURE		185
	18.1	Water Supply	185
	18.2	Power Supply	186
	18.3	Waste Management	187
	18.4	Tasiast Team Village (TTV)	187
	18.5	Service and Administration Buildings	187

19.	MARKET STUDIES AND CONTRACTS		188

20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		189
	20.1	Environmental Studies	189
	20.2	Permitting	190
	20.3	Socio-Economics	191

21.	CAPITAL AND OPERATING COSTS		193
	21.1	Capital Costs	193
	21.2	Estimate Basis	194
	21.3	Capitalized Stripping and Sustaining Capital	197
	21.4	Operating Costs	197

22.	ECONOMIC ANALYSIS		202
	22.1	Key Assumptions	202
	22.2	Presentation of Results (24 kt/d)	206

23.	ADJACENT PROPERTIES		208

24.	OTHER RELEVANT DATA AND INFORMATION		209

25.	INTERPRETATION AND CONCLUSIONS		210

26.	RECOMMENDATIONS		211

27.	REFERENCES		212

28.	DATE AND SIGNATURE PAGE		215

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Tables

Table 1-1: 2018 Tasiast Mineral Resource Statement Exclusive of Reserves	13
Table 1-2: Mineral Reserve Estimate Effective December 31, 2018	14
Table 1-3: Operating Cost Estimates (Expansion Case)	16
Table 1-4: Financial analysis results and sensitivities (January 1, 2020 forward)	16
Table 4-1: Mineral Tenure Summary – Tasiast Property	24
Table 4-2: Permit Boundary Coordinates	25
Table 4-3: Permit Durations under the 1999 Code applicable to Tasiast	26
Table 4-4: Fees, Royalties, Duties and Taxes	28
Table 6-1: Production Summary	33
Table 7-1: West Branch Alteration Codes and Descriptions	51
Table 10-1: Global and Resource Drill Hole Summary	62
Table 12-1: QA/QC Samples by Laboratory	86
Table 12-2: 2007-2017 Resource QA/QC Results	90
Table 13-1: Mine Plan by Lithology	93
Table 13-2: Comminution Characteristics by Lithology	94
Table 14-1: Tasiast Mineral Resource Statement Exclusive of Reserves	98
Table 14-2: Mineral Resource Statement by Area Inclusive of Reserves	99
Table 14-3: Cut-off grade used (au g/t)	99
Table 14-4: Summary of Drill Hole Database	101
Table 14-5: Lithology codes	102
Table 14-6: West Branch Estimation Domains used for grade estimation	103
Table 14-7: West Branch Mineralization Domains used for EDA	103
Table 14-8: Redox Codes for West Branch	104
Table 14-9: WB length weighted raw assays statistics by domain	106
Table 14-10: WB composite grade statistics by domain	107
Table 14-11: WB Au Capping Analysis (on 4m composites assays)	108
Table 14-12: WB composite grade statistics by domain	108
Table 14-13: WB Variogram parameters	109
Table 14-14: WB Variogram global rotations	109
Table 14-15: WB GDI OK (Panel and SMU) neighborhood parameters	111
Table 14-16: WB OK parameters used to estimate domain 2, 3, 4 and 1031, 1041	111
Table 14-17: High yield restriction applied to sediments mineralization	111
Table 14-18: Density Values Assigned to Models - g/cm3	113
Table 14-19: Global Metal comparison for West Branch	115
Table 14-20: Lithology codes	123
Table 14-21: Piment and Prolongation Mineralization Domains used for estimation	123
Table 14-22: Redox Codes for Piment and Prolongation	124
Table 14-23: PP Au Capping Analysis (on length weighted raw assays)	127
Table 14-24: PP Uncapped Gold Composite Grade Statistics by Domain	128
Table 14-25: PP Capped Gold Composite Grade Statistics by Domain	129
Table 14-26: PP Gold Grade Correlogram Models	130
Table 15-1: Reserve Estimate Effective December 31, 2018	133
Table 15-2: LG Optimization Parameters	134
Table 15-3: Process Recoveries	135

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-1: Material Routing	138
Table 16-2: 24 kt/d Total Mobile Equipment Schedule	138
Table 16-3: Geotechnical Design Parameters, Piment Zone	141
Table 16-4: Geotechnical Design Parameters - West Branch Zone	141
Table 16-5: LG Optimization Parameters	144
Table 16-6: Double-Lane Haul-Road Dimensions	146
Table 16-7: Scheduling Constraints	149
Table 16-8: Total Material Moved by Pushback over the LoM	150
Table 16-9: 24 kt/d Case Mine Production Schedule	151
Table 16-10: 24 kt/d Case Process Plant Feed Schedule	152
Table 16-11 - Payload Sizes for Planning	153
Table 16-12: Haul Truck Speeds	154
Table 16-13: CAT 6060 (Shovel Configuration) Loader Productivity	154
Table 16-14: RH340 (Backhoe Configuration) Loader Productivity	154
Table 16-15: PC1250 Loader Productivity	155
Table 16-16: CAT 994 H Loader Productivity	155
Table 16-17: Breakdown of Cycle Time Components in Minutes	155
Table 16-18: Current Production Blast Designs – Sandvik DR580	158
Table 16-19: Current Production Blast Designs – SKFX and PV 235	158
Table 16-20: Drill Productivities	159
Table 16-21: Expansion Mining Personnel by Function by Year	161
Table 16-22: Expansion Expatriate and National Mining Personnel by Year	161
Table 17-1: Metallurgical Recovery by Process	163
Table 17-2: Key Process Design Criteria	169
Table 20-1: Key Operating Permits and Environmental Assessments	191
Table 21-1: Capital Cost Estimate	194
Table 21-2: Basis of Estimate – Capital Costs	194
Table 21-3: Annual Non-Sustaining and Sustaining Capital	197
Table 21-4: Basis of Estimate – Operating Costs	198
Table 21-5: Operating Cost Estimates (January 1, 2020 forward)	201
Table 22-1: Financial model key assumptions	202
Table 22-2: Financial analysis results and sensitivities (January 1, 2020 forward)	206
Table 22-3: Life of Mine Cash Flows	207
Table 22-4: Project Economics Sensitivity to Oil Price	207
Table 22-5: Life of Mine Cost and Production Summary (January 1, 2020 forward)	208

Figures

Figure 2-1: Project Location Plan	20
Figure 4-1: Tenure Location Plan	24
Figure 7-1: Geology of the West African Craton. Modified from Fabre (2005)	35
Figure 7-2: Tasiast district tectonic map - granite-greenstone belts	38
Figure 7-3: Precambrian Stratigraphy of the Aouéouat Greenstone Belt	39
Figure 7-4: Main Lithologies Identified in the West Branch Area	40
Figure 7-5: Surface geological map of Tasiast near-mine area	41

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-6: West Branch 505 Bench Pit Map Superimposed On October 2015 Mined Surface	44
Figure 7-7: Profile through the Mineralization at West Branch at 70,910N	45
Figure 7-8: Profile through the Mineralization at West Branch at 71,161N	45
Figure 7-9: Profile through the Mineralization at West Branch at 71,605N	46
Figure 7-10: Local Scale Shear Framework and Form Surface Map	48
Figure 7-11: Structural maps of the northern pits (Piment)	49
Figure 7-12: Structural maps of the southern pits (West Branch and Turek)	50
Figure 7-13: Photographs illustrating mineralization styles	52
Figure 7-14: West Branch 4980 m Bench High Grade Vein	53
Figure 7-15: West Branch 4980 m bench showing Mapped GDI (orange) and High Grade Vein (black)	54
Figure 9-1: Depth Slice (880 m) of the Bouguer gravity 1VD	59
Figure 10-1: Surface geology with drill hole composite gold intercepts (Au g/t x meters)	61
Figure 11-1: Representation of different System architectures for Fusion	78
Figure 12-1: Standard Control Plot for Standard G305-2 from SGS Morila	88
Figure 12-2: Summary of QC sample swaps by year	89
Figure 13-1: Variation of SAG Milling Power Index with Vertical Depth	94
Figure 13-2: Gold Recovery as a Function of Grind and Leach Retention	96
Figure 13-3: Gold Grade vs. Recovery Relationship	96
Figure 14-1: Tasiast Satellite Deposits	100
Figure 14-2: West Branch Plan Views of lithology and mineralization domains	105
Figure 14-3: West Branch Looking North section of lithology and mineralization domains	106
Figure 14-4: WB Resource Classification	114
Figure 14-5: West Branch cross-sections looking north	116
Figure 14-6: Swath plots of grade trends	118
Figure 14-7: Grade-Tonnage curves	119
Figure 14-8: Evolution of resource models and comparison with production data	121
Figure 14-9: Piment and Prolongation Plan Views of lithology and mineralization domains	125
Figure 14-10: Piment and Prolongtaion Looking North section of lithology and mineralization domains	126
Figure 14-11: PP Resource Classification	132
Figure 16-1: West Branch Pit – North End	137
Figure 16-2: Plan View of Tasiast pits	140
Figure 16-3: Rock Mass Rating vs Depth (all West Branch data)	142
Figure 16-4: Sensitivity Analysis – Ore Tonnes	143
Figure 16-5: Sensitivity Analysis – Contained Gold	143
Figure 16-6: Haul Road Profile	145
Figure 16-7: 24 kt/d West Branch Pushbacks Below End of December 2018 Topography	146
Figure 16-8: Phases in Plan View	148
Figure 16-9: Mining Rate by Pit	149
Figure 16-10: West Branch LoM Schedule	150
Figure 16-11: Stockpile Evolution over the LoM	153
Figure 16-12: Haulage Requirements by Year	156
Figure 16-13: CAT-793D Operating Hours by Year	156
Figure 16-14: Loader Requirements by Year	157
Figure 17-1: West Branch Solution Ponds and ADR Plant	164
Figure 17-2: Current CIL Plant Process Flow Diagram (12 kt/d)	165

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-3: Primary Crushing	166
Figure 17-4: Ore Stockpile	167
Figure 17-5: 24 kt/d CIL Plant Layout	171
Figure 17-6: Simplified Overall Process Flow Diagram (21 kt/d)	172
Figure 17-7: Gravity Concentration and ILR	175
Figure 17-8: 21 kt/d Leach Circuit Extension (Two New Leach Tanks)	176
Figure 17-9: New Tailings Thickener	177
Figure 17-10: Sodium Cyanide Mixing Layout	179
Figure 17-11: Simplified Overall Process Flow Diagram (24 kt/d)	180
Figure 17-12: 24 kt/d Leach Circuit Extension (One Additional Leach Tank)	183

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

1.	summary

1.1	Executive Summary

Kinross has prepared a Technical Report for the wholly-owned Tasiast mine (the Project) located in the Islamic Republic of Mauritania (Mauritania), Africa. Kinross is using this Technical Report to support disclosure of mineral resources and mineral reserves at the Project. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has an effective date of October 31, 2019. Kinross will be using this Technical Report to support disclosure of mineral resources and mineral reserves at the Project.

In September 2019, Kinross completed a feasibility study to incrementally increase throughput capacity at Tasiast from approximately 15,000 t/d throughput to 24,000 t/d. The project is expected to ramp up to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023. Throughput increases are expected to be achieved through minor upgrades and de-bottlenecking initiatives in the plant. The project includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply.

The Tasiast mine and the mining permit are owned by Tasiast Mauritanie Limited S.A. (TMLSA). SENISA (Société d’Extraction du Nord de l’Inchiri S.A., a sister company of TMLSA) holds two mining permits (for the Tmeimichat and Imkebdene areas). The two mining permits are contiguous with the Tasiast mining permit land (collectively, the Tasiast Lands). As part of the conversion process, Kinross has undertaken to transfer to the Government of Mauritania a 10% carried interest in SENISA. Kinross acquired TMLSA, including the Tasiast Lands, through its acquisition of Red Back in September 2010. There are exploration prospects in the 312 km2 Guelb El Ghaîcha Mining permit and in the surrounding permits.

Commercial production of gold at Tasiast began in January 2008, and a total of 2,288 koz. was produced by the end of 2018.

1.2	Technical Summary

Property Description, Location and Land Tenure

The Project is located in northwestern Mauritania, approximately 300 km north of the capital Nouakchott and 250 km southeast of the major city of Nouadhibou. The Tasiast Lands are accessed from Nouakchott by using the paved Nouakchott to Nouadhibou highway for 370 km and then via 66 km of graded mine access road, which is maintained by TMLSA. There is an airstrip at the mine site that is used for light aircraft travelling to and from Nouakchott.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Mining operations commenced in 2007, with commercial production reached in January 2008. Infrastructure on site supports an open pit mining operation and associated processing facilities consisting of a carbon-in-leach (CIL) mill and a run of mine (ROM) dump leach.

TMLSA holds a valid mining permit, 229C2 (Guelb El Ghaîcha), covering 312 km2 granted in January 2004 and valid for a period of 30 years. The mining operations and infrastructure lie entirely within the lands subject to the mining permit. There are also two additional contiguous permits (1,285 km2), each of which is in good standing. The Tasiast Lands fall within the Inchiri and Dakhlet Nouadhibou Districts, with 229C2 within the Inchiri District only.

Surface and Water Rights

Surface rights are granted along with permit 229C2 and are paid annually as determined by decree under the Mauritanian Mining Code. Surface rights for the permit are in good standing.

The operation’s water supply is located 64 km west of the mine and consists of a bore field of 43 wells in a semi-saline aquifer. Water is pumped from the bore field to the mine. The Tasiast permit, issued May 7, 2017 by the Ministry of Hydraulics and Sanitation, allows abstraction at a maximum rate of 30,000 m3/d through to December 31st, 2034.

Royalties

A royalty equal to 3% of the gross revenue of TMLSA is payable to the government. In addition, Franco-Nevada Corporation (Franco-Nevada) holds a 2% net smelter return royalty on gold production in excess of 600,000 ounces. Production at Tasiast reached 600,000 ounces in July 2011 and the first royalty payment to Franco-Nevada was made in October 2011.

Permits

Exploration, development and mining activities to date have been performed under the appropriate permits, laws and regulations.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Environment

Current mine operations and the expansion project are based on the formal approval of a number of Environmental Impact Assessment (EIA) studies completed before and since mine commissioning in 2007.

A review of waste rock geochemistry to determine the potential for acid rock drainage concluded that the rock has excess neutralizing capacity. Given the excess neutralizing capacity and the very low precipitation at Tasiast, acid rock drainage is not anticipated.

The Tasiast facilities operate under an environmental management system (EMS) that specifies activities to be planned and implemented by the mine’s environmental management team. The EMS incorporates the project design and management, mitigation strategies and performance monitoring commitments outlined in the environmental assessments, applicable legislation and specific permit requirements.

An element of each EIA prepared for the Tasiast mine site is a preliminary reclamation and closure plan and associated cost estimate. The preliminary reclamation and closure plan outlines the measures that will be taken to reclaim and close the proposed activities assessed in each EIA. The preliminary reclamation and closure cost estimate forms the basis of the financial assurance. The current financial assurance for the existing operation is approximately $6.2 million. In 2016, Tasiast submitted an updated closure estimate of $37 million which included the 12 kt/d expansion. With the proposed 24 kt/d expansion the estimated closure costs increase to $45.4 million. The Government of Mauritania has requested an independent review of the closure estimate. Upon completion of the independent review, Tasiast will put additional financial assurance in place. At least two years before entering closure, a detailed reclamation and closure plan must be submitted to the appropriate ministries for approval.

Current environmental liabilities are those that would be expected from a mining operation, and include the mine, crushing and CIL processing plant, dump leach facilities, power plant, tailings and waste rock facilities, power grids, roads, accommodation camp, ancillary facilities and drill pads established to support mining and exploration activities.

Geology

The Tasiast district is situated in the south-western corner of the Reguibat Shield, which is a northeast-trending crustal block of the West African Craton. The Reguibat Shield contains the oldest rocks in Mauritania and consists of two major subdivisions separated by a crustal-scale shear zone representing a major accretionary boundary. The south-western part (which hosts the Tasiast deposits) consists of Mesoarchean to Paleoproterozoic rocks that include high-grade granite-gneiss and greenstone belt assemblages. The north-eastern part of the shield consists of younger Paleoproterozoic to Neoproterozoic successions, which hosts many orogenic gold occurrences in the West African Craton. This region is characterized by a series of volcanosedimentary belts and associated batholithic-scale granitic intrusive suites of different ages cut by major shear zones.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The district scale geology is characterized by basement rocks, largely composed of orthogneiss, overlain by deformed north-striking metavolcanic and metasedimentary successions intruded by stocks and plutons of mafic to intermediate composition (granite-greenstone belts). All of the rock units are cut by unfoliated and post-mineral mafic (gabbroic) dikes.

The Tasiast Mine consists of two deposits hosted within distinctly different rock types, both situated within the hanging wall of the Tasiast thrust. The Piment deposits are hosted within metasedimentary rocks including metaturbidites and banded iron formation. The West Branch geology succession comprises mafic to felsic volcanic sequences, iron-rich formations and clastic units that have undergone mid greenschist to lower amphibolite facies metamorphism and multiple deformation events.

The Tasiast gold deposits fall into the broad category of orogenic gold deposits. The regional geological setting and deposit features at Tasiast are similar to other well-known Archaean lode gold deposits hosted along greenstone belts in granitoid-greenstone terranes.

History and Exploration

Exploration programs have included geological and regolith mapping, satellite image interpretation, airborne and ground magnetic geophysical surveys, soil, rock chip, and grab geochemical sampling, trenching, reverse circulation (RC) and core drilling, engineering studies, metallurgical test work, and specialist geological studies such as ore and alteration petrography. Work was completed by the Office Mauritanien de Recherches Géologiques (OMRG), Normandy LaSource Development Ltd. (NLSD), Midas Gold plc. (Midas), Geomaque Explorations Inc. (Geomaque), Defiance Mining Corporation (Defiance), Rio Narcea Gold Mines Ltd. (Rio Narcea), Red Back and Kinross.

Exploration Potential

The Tasiast project area has significant exploration potential to delineate additional resources both around the Tasiast mine (near mine exploration) and within the wider district (generative exploration).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Exploration efforts to date have discovered additional prospects, gold deposits and mineral resources along strike to the North and to the South of the main Tasiast mine area (West Branch and Piment-Prolongation), and generally along the Aouéouat (Tasiast) belt. The deformed greenstone rocks to the west (Imkebdene-Kneiffissat) of the Aouéouat belt are notable in that they host quartz-carbonate veins with anomalous gold values, however to date no significant deposits or mineral resource have been defined. To the immediate north of the Tasiast operation (5-12 km) and within the Guelb El Ghaîcha license, a cluster of deposits referred to as “North Mine Satellites” have been outlined, these are Fennec, C67 and C68. These gold deposits currently host approximately 0.5 Moz Au and are part of the near-mine resource growth strategy. Further north of the Tasiast operation (12-25 km) and within the Imkebdene and Tmeimichat licenses are another cluster of gold deposits referred to simply as “Morris”, these are Tef, Askaf, Central, NE, N1 and N2. This large area saw extensive exploration drilling from 2012 to 2014, which resulted in the discovery of several small deposits best described as narrow, high grade vein systems. Most of these deposits are open to depth down plunge.

Beyond 25 km from the Tasiast operation, within the northern extents of the Imkebdene and Tmeimichat licenses, are several gold exploration prospects that are pending follow-up exploration and drilling, of note are; C23, Kneiffissat and Grindstone. These prospects have significant surface geochemical footprints and are considered highly prospective.

Drilling

To date, 15,360 drill holes (14,286 RC, 840 diamond core and 234 RC-DD) for an aggregate total of 1,683,635 meters have been completed within the three mining licenses that constitute the Tasiast project area; Guelb El Ghaîcha, Imkebdene and Tmeimichat. Drilling activities were conducted by various drilling contractors and supervised by geological staff of the Project operator.

Mineral Resource

The Tasiast mineral resource statement, as of year-end 2018, comprises Measured, Indicated and Inferred resources (Table 1-1). Mineral resources were classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101. Mineral resources have an effective date of December 31, 2018.

Mineral Resources are stated at variable cut-off grades, dependent on the metallurgical type, mining operating cost and variable process recoveries. The cut off grades were determined using a gold price of $1,400/oz.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The mineral resources were reported below the projected December 31, 2018 mined surface and are constrained using the Lerchs-Grossman (LG) 24 kt/d pit shell estimated by Kinross Technical Services. Kinross cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 1-1: 2018 Tasiast Mineral Resource Statement Exclusive of Reserves

Classification	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	5,593	0.7	126
Indicated	65,086	1.2	2,576
Subtotal M&I	70,678	1.2	2,702
Inferred	6,322	1.9	378

1.	Mineral Resources that are not Mineral Reserves are not required to demonstrate economic viability.
2.	Mineral Resources are reported below the 31 December 2018 mined surface and are constrained using an optimized Lerchs-Grossman pit shell.
3.	Mineral Resources are reported to cut-off grades ranging from 0.45 g/t to 0.55 g/t Au based on a gold price of US$1,400/oz.
4.	The above mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Mineral Reserve

Mineral reserves for the Project incorporate appropriate allowances for mining dilution and mining recovery for the selected mining method. Mineral reserves have an effective date of December 31, 2018 and are summarized in Table 1-2.

Table 1-2: Mineral Reserve Estimate Effective December 31, 2018.

	Tonnes	Grade	Ounces
Classification	(000’s)	(Au g/t)	(000’s)
Proven	26,258	2.0	1,653
Probable	69,891	2.1	4,705
Reserve Stockpile	24,689	1.1	850
Total Reserve	120,838	1.9	7,207

1.	Mineral Reserves are reported to a cut-off grade of 0.7 g/t Au for CIL based on a gold price of US$1,200/oz less 5% gross royalty, process cost includes sustaining capital and G&A.
2.	Stockpile balances above the reserve (0.7 g/t) cut-off grade is considered as reserve.
3.	The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.
4.	These updated estimates are different from those reported in the 2018 fourth quarter and year-end results news release dated February 13, 2019 and the Company’s Annual Information Form dated March 31, 2019, and reflect changes resulting from the feasibility study work completed in connection with the Tasiast 24k expansion. For further information (including other assumptions (which remain unchanged), see the Company’s Annual Information Form dated March 31, 2019, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

Mining Operations

Ore and waste rock is mined in 10 m benches by conventional open pit methods primarily from the West Branch pit. Tasiast currently operates a load and haul fleet of 46 Cat 793D (220 t) trucks, five Komatsu 785 (92 t) and five Cat 6060 shovels plus two RH340B excavators. Blasting techniques, including presplit and buffer hole blasting, are employed to protect the pit walls. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional CIL circuit to produce gold bullion. Gold recovery averages 93%. Tailings slurry from the CIL process is currently pumped to the tailings storage facility 4 (TSF4).

Recovery Methods

The existing Tasiast CIL plant has proven capable of processing approximately 15 kt/d. Kinross has decided to increase the existing CIL plant capacity in stages through a de-bottlenecking exercise. The modifications to achieve and initial target of 21 kt/d and later 24 kt/d form the basis of this project. The project includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The project schedule is designed to incrementally alleviate each bottleneck in order of priority to first achieve 21 kt/d, and then advance to 24 kt/d. Commissioning will begin during the final stages of construction in each area. As the construction of a section of the plant is completed, the section is handed over to commissioning. Having both construction and commissioning underway at the same time minimizes the delay between final construction completion and the start-up of the plant. Each project area will have a detailed commissioning and tie-in plan prepared to minimize operational downtime.

Market Studies and Contracts

Kinross typically establishes refining agreements with third-parties for refining of doré. Kinross’s bullion is sold on the spot market, by marketing experts retained in-house by Kinross. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.

Capital and Operating Costs

The total going forward capital cost estimate is $150 million. The Tasiast debottlenecking project assumes the total capital costs will be distributed over four years, approximately $85M of which will be spent through 2020, decreasing to $30M, $20M and $15M per year in 2021 to 2023, respectively.

Operating cost estimates are shown in Table 1-3. The operating costs for each area include allocations for power plant operating costs.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 1-3: Operating Cost Estimates (Expansion Case)

Operating Cost	Unit	2022-2028[1]	2029-2033	Life-of-Mine 2020-2033
Mining	US$/t mined[2]	2.40	2.65	2.45
Processing (Mill)	US$/t processed	14.20	14.20	14.47[4]
Processing (Dump Leach)	US$/t processed[3]	N/A	N/A	N/A
Site Admin	million US$/a	48	46	49
Other	US$/oz sold	80.3	81.1	81.1

1. Ramp-up to 21 kt/d by end of 2021 and 24 kt/d by mid-2023

2. Excludes capitalized maintenance.

3. No additional tonnes placed on dump leach 2020+. Dump leach decommission planned completion by 2022.

4. CIL only, excludes dump leach.

Economic Analysis

The economics of the Tasiast Debottlenecking Project were evaluated using a real (non-escalated), after-tax discounted cash flow (DCF) model on a 100% project equity (unlevered) basis. Unless otherwise stated, all economic parameters are shown on an absolute basis (not incremental to existing operations). Production, revenues, operating costs, capital costs and taxes were considered in the financial model. The main economic assumptions are a US$1,200/oz gold price and a 5% discount rate.

The valuation date for the financial analysis was set for January 1, 2020. All cash flows assumed for the purposes of this study are from this date onward.

The results of the financial analysis, with sensitivities to gold price and discount rate assumptions, are shown in Table 1-4, based on $1,200/oz gold, a real discount rate of 5%, and an oil price of $55/bbl.

Table 1-4: Financial analysis results and sensitivities (January 1, 2020 forward)

		Gold Price (US$/oz)
Financial metric	Unit	1,100	1,200	1,300	1,400	1,500	1,600
NPV at 0% discount rate	US$ billion[1]	1.7	2.3	2.9	3.3	3.8	4.2
NPV at 5% discount rate	US$ billion[1]	1.3	1.7	2.1	2.5	2.8	3.2
NPV at 10% discount rate	US$ billion[1]	1.0	1.3	1.6	1.9	2.2	2.5
IRR (incremental)[2]	%	53	60	66	72	75	75

1Rounded to the nearest 100 M

2Incremental IRR derived from 15.5 kt/d life-of-mine base case

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Conclusions

Tasiast is viewed as a long-term strategic asset for Kinross, located in a district that is believed to have significant future potential. The phased expansion project is believed to provide an opportunity to capitalize on the full potential of the operation and to solidify Tasiast as a low cost, long life asset within the company’s portfolio.

The project economics, as stated at a 5% discount rate and a $1,200 base case gold price, are robust and offer significant potential.

Recommendations

It is recommended that Kinross proceed with the project to incrementally increase throughput capacity at Tasiast from approximately 15,000 t/d throughput to 24,000 t/d.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

2.	Introduction

Kinross Gold Corporation (Kinross) has prepared a Technical Report for the wholly-owned Tasiast gold deposit (the Project) located in the Islamic Republic of Mauritania (Mauritania), Africa (Figure 2-1). Kinross is using this Technical Report to support disclosure of mineral resources and mineral reserves at the Project. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has an effective date of October 31, 2019.

In September 2019, Kinross completed a feasibility study to incrementally increase throughput capacity at Tasiast from approximately 15,000 t/d throughput to 24,000 t/d. The project is expected to ramp up to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023.

Throughput increases are expected to be achieved through minor upgrades and de-bottlenecking initiatives in the plant. The project includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply.

All measurement units used in this Technical Report are metric, and currency is expressed in US dollars unless stated otherwise. Mauritania uses the Ouguiya (MRU) as its currency.

Information used to support this Technical Report has been derived from the reports and documents listed in the References section of this Technical Report.

The use of the terms “we”, “us”, “our” or “Kinross” in this Technical Report refer to Kinross Gold Corporation.

2.1	Qualified Persons

The Qualified Person (QP) for this Technical Report is John Sims, AIPG Certified Professional Geologist and Vice President, Technical Services for Kinross.

Mr. Sims visited the site most recently in June 2018. During the site visit, Mr. Sims inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and inspected the major infrastructure and current mining operations. There have been no material changes in site conditions since Mr. Sims’ most recent site visit. All sections in this Technical Report have been prepared under the supervision of Mr. Sims.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Mineral Resources: The mineral resource estimates included in this report were prepared under the supervision of Racquel Kolkert, Director, Resource Geology, Kinross Technical Services. Ms. Kolkert is a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy. Ms. Kolkert visited the site most recently in July 2018.

Mineral Reserves / Mining: The mineral reserve estimate and economic analysis included in this report was prepared under the supervision of Scott Hicks, Vice President, Mine Planning and Technical Evaluations, Kinross Technical Services. Mr. Hicks is a Registered Professional Engineer in the Province of Ontario, and a Chartered Financial Analyst. Mr. Hicks visited the site most recently in July 2019.

Mineral Processing: Mineral processing aspects of this report were prepared under the supervision of Yves Breau, Vice President, Metallurgy and Engineering, Kinross Technical Services. Mr. Breau is a Registered Professional Engineer in the Province of Ontario. Mr. Breau visited the site most recently in October 2019.

2.2	Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

2.3	Effective Dates

The effective date of this Technical Report is October 31, 2019, and for the Tasiast expansion mineral resources and mineral reserves the effective date is December 31, 2018.

There were no material changes to the information on the Project between the effective date and the signature date of the Technical Report.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 2-1: Project Location Plan

Kinross Gold Corporation
Tasiast Gold Mine
Inchiri Region, Northwestern Mauritania
Location Map
MAURITANIA
AFRICA
TASIAST
GOLD MINE
INCHIRI
Atlantic
Ocean
Canary Islands (Spain)
Morocco
Algeria
Western Sahara
Mali
Sénégal
N
16°
8°
24°
Valverde
Las Palmas
Tarfaya
Tindouf
La'youn
Al Farciya
Smara
Boukra
Boujdour
Bir Mogrein
Chegga
Galtat Zemmour
Ad Dakhla
Imlily
Zouîrât
F'dérik
Bir Gandouz
Chaimane
Nouadhibou
Ouadane
Atar
Chinguetti
Akjoujt
Nouamrhar
Nouakchott
Tidjikdja
Tîchît
Boutilimit
Mederdra
Rosso
Bogué
Aleg
Kiffa
'Ayoûn el 'Atroûs
Qualâta
Néma
Timbédra
Saint Louis
Kaédi
Mbout
Kankossa
Bassikounou
Matam
Maghama
Linguère
Sélibaby
Nioro du Sahel
Nampala
Dakar
Diourbel
Kayes
Ségala
Kaolack
Tambacounda
0
100
200
300
400
Kilometres
Legend:
National Capital
Regional Capital
Town, Village
International Boundary
Regional Boundary
Main Road
Other Road or Track
Railroad

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

2.4	List of Abbreviations

°C	degree Celsius	km/h	kilometres per hour
a	annum	kt/d	thousand tonnes per day
Au	gold	kPa	kilopascal
bbl	barrels	kWh/t	kilowatt-hour per tonne
BV/h	bed volumes per hour	kW	kilowatt
BWI	Bond ball mill work index	kWh	kilowatt-hour
C$	Canadian dollars	L	liter
CIL	carbon-in-leach	LFO	light fuel oil
cm	centimetre	L/s	liters per second
cm2	square centimetre	m	metre
CWI	crusher work index	M	mega (million)
d	day	m2	square metre
DD	diamond drilling	m3	cubic metre
dia.	diameter	Ma	Mega-annum (millions of years before present)
DWI	drop weight index	min	minute
EPCM	Engineering, Procurement and Construction Management	masl	metres above sea level
ft	foot	mm	millimetre
ft/s	foot per second	Mt/a	million tonne per year
ft2	square foot	MW	megawatt
ft3	cubic foot	MWe	megawatt-electrical
g	gram	m3/h	cubic metres per hour
G	giga (billion)	oz	Troy ounce (31.1035 g)
g/L	gram per liter	ppm	part per million
g/t	gram per tonne	RC	reverse circulation drilling
Ga	Giga-annum (billions of years before present)	RL	relative elevation
Ha	hectare	RWI	rod mill work index
HFO	heavy fuel oil	s	second
in	inch	SG	specific gravity
in2	square inch	t	metric tonne
J	joule	t/a	metric tonne per year
k	thousand (kilo)	t/d	metric tonne per day
kg	kilogram	US$	United States dollar
km	kilometre	V	volt
km2	square kilometre	yr	year

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

3.	RELIANCE ON OTHER EXPERTS

In the preparation of the Technical Report, the Qualified Person relied on information provided by internal Kinross legal counsel for the discussion of legal matters in Sections 4, 19, and 20.

Except for the purposes legislated under provincial securities law, any other use of this report by any third parties is at this party’s sole risk.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

4.	property description and location

4.1	Location

The Tasiast Lands are located in northwestern Mauritania, approximately 300 km north of the capital Nouakchott and 250 km southeast of the major city of Nouadhibou. The Tasiast Lands fall within the Inchiri and Dakhlet Nouadhibou Districts. The Tasiast mine is located at 446600E, 2275600N (UTM, WGS84, Zone 28N).

4.2	Mineral Tenure

The Tasiast mine is owned and operated by Tasiast Mauritanie Ltd. S.A. (TMLSA), a wholly owned subsidiary of Kinross, under exploitation Permit No. 229C2.

The Tasiast mine is located within the 312 km2 Tasiast exploitation permit of Guelb El Ghaîcha. The mining operations and infrastructure are located entirely within the lands subject to the mining/exploitation permit (permis d’exploitation or PE). Exploitation permit No. 229C2 is located centrally within a surrounding permit block of two contiguous exploitation permits, totalling 1,597 km2, as listed in Table 4-1 and shown in Figure 4-1. All these permits are in good standing. The table also indicates tenure expiry dates. The Tasiast mine and the exploitation permit are owned by TMLSA.

The adjacent two permits, the underlying lands of which are contiguous to the Tasiast exploitation permit lands, are held by a sister company of TMLSA, Société d’Extraction du Nord de l’Inchiri S.A. (SENISA). SENISA holds two mining permits (for the Tmeimichat and Imkebdene areas) As part of the conversion process of two exploration permits, Kinross has undertaken to transfer to the Government of Mauritania a 10% carried interest in SENISA. Kinross acquired TMLSA, including the Tasiast operation and exploration permits and lands, through its acquisition of Red Back Mining Inc. (Red Back) in September 2010.

Tenure coordinates are shown in Table 4-2. A permit boundary is defined by a list of the coordinates of its corners or pillar points. The boundaries are not physically marked on the ground, and have not been surveyed. However, extensive surveying has been conducted within both the exploitation permit No. 229C2 and adjoining permits. All the known gold deposits are well inside the boundaries, and the size and shape of the exploitation permit are adequate for the intended exploration, mining and processing activities.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 4-1: Mineral Tenure Summary – Tasiast Property

Name	District	Type	No.	Area (km2)	Granted	Expiry
Tasiast (Guelb El Ghaîcha)	Wilaya de l’Inchiri	Mining Permit	229C2	312	January 19, 2004	January 9, 2034
Imkebdene	Wilayas Dakhlet Nouadhibou et Inchiri	Mining Permit	2018C2	539	December 1, 2014	December 1, 2044
Tmeimichat	Wilaya de l’Inchiri	Mining Permit	2019C2	746	December 1, 2014	December 1, 2044

Figure 4-1: Tenure Location Plan

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 4-2: Permit Boundary Coordinates

	Permit Number for Group 2		Coordinates	Coordinates
Name	Minerals	Point	UTM (E)	UTM (N)
Guelb El Ghaîcha	229C2	A	441000	2287000
		B	454000	2287000
		C	454000	2263000
		D	441000	2263000
Imkebdene	2018C2	A	435000	2311000
		B	446000	2311000
		C	446000	2287000
		D	441000	2287000
		E	441000	2263000
		F	445000	2263000
		G	445000	2258000
		H	432000	2258000
		I	432000	2285000
		J	435000	2285000
Tmeimichat	2019C2	A	446000	2330000
		B	460000	2330000
		C	460000	2263000
		D	454000	2263000
		E	454000	2287000
		F	446000	2287000

Surface rights are granted along with Permit No. 229C2, and applicable fees are paid annually, as determined by decree under the Mining Code. Surface rights for the permit are in good standing, and there are no competing mining rights in the area.

Exploration permits (Permis de Recherche Minière or PRM) grant exclusive exploration rights over a specific block (maximum 1,000 km2) and are granted for a three-year period, renewable twice for up to three years at each renewal. Exploitation permits are granted for 30 years, and are renewable for periods of 10 years each. A condition of each permit is that the holder is required to hire Mauritanian tradespersons to provide services, and to contract with national suppliers and businesses in preference to foreign service providers, where the national suppliers and businesses can offer at least the same terms, quality and pricing. Table 4-3 summarizes the durations of exploration and mining permits in Mauritania. Operating permits are discussed in Section 20.2.

Current environmental liabilities are those that would be expected from a mining operation, and include the mine, crushing and CIL processing plant, dump leach facilities, power plant, tailings and waste rock facilities, power grids, roads, accommodation camp, ancillary facilities and drill pads established to support mining and exploration activities.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 4-3: Permit Durations under the 1999 Code applicable to Tasiast

Licence Type	Duration	Renewal Period	Number of Permissible Renewals	Rules and mechanisms
Exploration Permit	3 years	3 years	Two After the two renewal periods lapse, the permit expires unless it is converted (in whole or in part) into an exploitation permit.	•	Surface Area:1,000 km2 blocks
				•	Confers right to explore for resources to any depth within permit area
				•	Number is limited to 20 exploration permits per holder; a holder must have the technical and financial capability to conduct the work
				•	Permits taken under a joint venture are not taken into consideration for the calculation of the above limit, if the holder is not the controlling partner or the operator
				•	Transferable under conditions established by the Decree on Mining Titles
Mining Permit (Exploitation Permit)	30 years	10 years	Several	•	Necessary for operating a mine
				•	Within an area initially covered by an exploration permit, for the same commodities, and on the basis of a feasibility study
				•	Granted only to a legal entity incorporated under Mauritanian law and created by the holder of the exploration permit
				•	Transferable under conditions established by the Decree on Mining Titles
				•	Personnel health and safety reports to be lodged with the Ministry every six months, and environmental and activity reports every year
				•	Land needs to be rehabilitated after mining

4.3	Fees, Royalties, Duties and Taxes

Mining activities in Mauritania are mainly governed by the Mining Code and its regulations, and by the Model Mining Convention Law, which provides the legal and tax framework for all mineral exploration and extraction activities. TMLSA is governed by the 1999 Mining Code.

The Mining Code establishes conditions and rules governing all phases of mining activity. The Model Mining Convention Law provides that each exploration permit is subject to a mining convention with the State of Mauritania, which outlines the framework of customs, economic, financial, legal and tax terms and conditions under which the permit holder proceeds with its exploration or mining activities inside the perimeter of its permit. A Mining Convention is attached to a given permit. Table 4-4 summarizes provisions of the TMLSA Mining Convention relating to fees, royalties, duties and taxes.

The Mining Code is also complemented by the Decree on Mining Titles, which provides more details on the process governing the grant, renewal, expansion or reduction, division or merger, transfer, termination, suspension and cancellation of a permit for exploration or exploitation. It also governs the conversion of an exploration permit into an exploitation permit.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The conditions embodied in the Model Mining Convention (Law No. 2002/02) subsequently replaced by Law 2012-012 are designed to stimulate and encourage investment in both exploration and mining. The mining industry is seen as one of the main growth industries for the improvement of the country’s economy.

In addition to the 3% royalty payable to the government, Franco-Nevada Corporation holds a 2% net smelter return royalty on gold production at the Tasiast mine in excess of 600,000 cumulative ounces produced. Production at the Tasiast mine reached 600,000 ounces in July 2011, and the first royalty payment to Franco-Nevada was made in October 2011.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 4-4: Fees, Royalties, Duties and Taxes

Applicable Obligation	Exploration Permit	Mining Permit
Compensatory fees (for the issuance, extension or reduction, renewal, early termination and transfer of a permit)	MRU 2,000,000	MRU 2,500,000
Annual surface fee	Initial period: MRU 2,000-6,000/km2 First renewal period: MRU 10,000-14,000/km2 Second renewal period: MRU 20,000-24,000/km2	MRU 25,000/km2
Royalty		For gold, 3% of the sales value of the metal at the final stage of processing within Mauritania is deductible from taxable income.
Customs duties and other taxes		Complete exemption on all imported equipment and supplies, for five years after the start of production (ended August 2012). Customs duties of 5% thereafter on equipment and supplies imported. Exemption on imported fuel is applicable for the duration of the Mining Convention.1
Tax on business profits		TMLSA was exempt from this tax for the first three years after its first production. After three years, the rate was fixed and stabilized at 25%. Articles 8 to 17 inclusively of the Mining Convention establish the relevant deductions to determine taxable profits.
Fixed minimum tax		Exemption until the end of the third year following the year the exploitation permit was granted. Since the end of this period, the standard rate of 2.5% applies at a reduced rate (1.25%) for TMLSA.
Tax on salaries, wages and annuities of expatriates employed by TMLSA		The standard rate of 40% reduced to half (20%) for TMLSA.
Income tax from capital		Customary applicable rate is 10%. Dividends reinvested on Mauritanian territory are exempt from this tax.
General income tax		Exemption for the duration of the Mining Convention
Value-added tax (VAT)		Customary applicable rate was increased from 14% to 16% in January 2015, except for exports by TMLSA, which is 0% (contingent on export of at least 80% of production).
Tax on sales - consumption tax		Exemption for the duration of the Mining Convention
Housing tax		Applies according to the CGI (General Tax Code), as from the first exploitation permit
Land income tax (on properties built)		Rules of application are those of the CGI. The rate, as voted by the town council, is 3% to 10% of the taxable value, which is the rental value of the property minus 20%.
Trading tax		Applicable from the date the first exploitation permit was granted according to the CGI. This tax is a fixed duty based on turnover
Registration and stamp duties		Exemption for the duration of the Mining Convention
Tax on motor vehicles		Applies according to the CGI as from the first exploitation permit. The rate of the tax is based on the use of the vehicle and its tax power
Apprenticeship tax		Exemption for the duration of the Mining Convention

1 Kinross has been in discussions with the Government of Mauritania regarding the applicability of the fuel exemption to contractors and since January 2018 the Government has not approved the exemption.  For the purposes of this Technical Report only, it is assumed that the exemption will apply from 2021 through the end of mine life.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

5.	accessibility, climate, LOCAL RESOURCES, INFRASTRUCTURE and physiography

5.1	Accessibility

The Tasiast Lands are accessed from Nouakchott by using the paved Nouakchott to Nouadhibou highway for 370 km and then via 66 km of graded mine access road which is maintained by TMLSA. An airstrip at the Mine Site is used for light aircraft primarily travelling to and from Nouakchott.

The principal ports of entry for goods and consumables are either Nouakchott or Nouadhibou. Materials are transported by road to the mine site.

Routine access within the country is provided by an 11,000 km long road network, comprising approximately 3,000 km of paved highways and approximately 8,000 km of unpaved highways as well as numerous desert tracks. A paved 470 km long, two-lane highway runs between the cities of Nouakchott and Nouadhibou.

A 717 km long rail line located along the border between Mauritania and Western Sahara is owned and operated by Société Nationale Industrielle et Minière de Mauritanie (SNIM). This rail line is primarily used to haul iron ore from SNIM’s iron ore mines in Zouérate to the port of Nouadhibou.

Access to the major urban centres of Mauritania is also possible via air. Nouakchott is accessible via international flights operated by numerous West and North African carriers; Air France also provides a direct connection to Paris.

5.2	Climate

Mauritania has an arid desert climate, with an average annual high temperature of above 45°C between May and August. Minimum temperatures may go below 10°C in December and January. From January to March, sandstorms frequently occur in the country; this causes sand build up and dune formation. Sandstorms vary in intensity, and visibility can be reduced to several metres. There is a rainy season, usually between July and September; however, the amount of rainfall and length of season varies spatially and temporally in the various regions of the country. Annual rainfall varies from a few millimetres in the desert regions to as high as 450 mm in the south along the Senegal River.

Average annual precipitation at the mine site is approximately 90 mm, and usually occurs from July to September. The average recorded monthly evaporation is approximately 320 mm/month (3840 mm/a).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Mauritania is located along the northwestern coast of Africa and is bordered by the Atlantic Ocean to the west. The country’s land mass covers the western portion of the Sahara Desert. Mauritania’s land mass consists mainly of flat and barren desert landscape surfaces that are cross cut by three large NE-SW trending longitudinal dune fields. In the central part of the country, near Adrar and Tagant, several hills and mountains rise up to 915 masl. In the desert regions, vegetation is sparse, consisting of various species of trees (e.g., acacia) and grasses.

5.3	Local Resources and Infrastructure

The mine is located in a remote area where there is no electric power grid. On-site power generation is discussed in Section 18.

The source of mine water supply is located 64 km west of the mine and consists of a semi-saline underground aquifer, with 44 wells for water production. Water is pumped from the bore field to the mine (see Section 18).

In 2019, the Tasiast mine employs approximately 1,285 employees, of whom approximately 1,220 are Mauritanian nationals. Staff accommodation is provided at the mine site (see Section 18).

The terrain surrounding the Tasiast deposit is flat, and is adequate for construction and operation of the camp, mine, plant, tailings, and waste rock disposal facilities.

5.4	Physiography and Environment

The topography of the Tasiast Lands consists mainly of flat, barren plains which are primarily covered by regolith and locally by sand dunes, or eroded paleo-lateritic profiles. Elevation ranges from approximately 130 masl to 150 masl.

The drainage pattern around the Tasiast Lands consists of several intermittent dendritic first- and second-order streams that generally flow in a southwesterly direction. There are no permanent watercourses in the area. However, there are numerous, intermittent watercourses, known as “wadis”, which flow for only a few days per year. The largest wadi is the Khatt Ataoui wadi, which is located approximately 6 km from the mine site.

The Tasiast mine is located in the arid Saharan zone, where plant life is very scarce, consisting mainly of the low shrubs Zygophyllum album, the small tree Maerua crassifolia (atil) and the grass Aristida pungens (sbot). Acacias are also present along many of the wadis.

Hares, hamsters and gerbils are the most common mammals at the mine site, and jackals, fennec fox and polecat can also be found in the well area. There are no protected species in the Project area. The eastern boundary of the Banc D’Arguin National Park is located about 2 km west of the bore field area and 60 km from the mine site.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

6.	history

6.1	Tenure History

In 1996, the Office Mauritanien de Recherches Géologiques (OMRG) completed a regional reconnaissance exploration program within and around the lands hosting the Tasiast deposit and made this information available to third parties. As a result, NLSD (a subsidiary of Normandy Mining Ltd. of Australia) acquired the exploration rights to the Tasiast deposit.

In 2001, NLSD was acquired by Newmont Mining Corporation creating Newmont LaSource. Midas Gold PLC (Midas) was incorporated in England and Wales in 2002 for the purpose of acquiring Newmont LaSource’s assets in Mauritania including exploration permits over lands hosting the Tasiast deposit, as well as various other permit areas. Midas completed its acquisition of the Tasiast deposit from Newmont LaSource on April 1, 2003 and, in April 2003, Geomaque Explorations Inc. (Geomaque) announced the acquisition of Midas. The merger of Geomaque and Midas ultimately created a new entity - Defiance Mining Corporation (Defiance). In June 2004, Rio Narcea Gold Mines, Ltd. (Rio Narcea) acquired Defiance and took ownership of the Tasiast deposit.

Red Back acquired the Tasiast deposit from Lundin Mining Corporation (Lundin) in August, 2007 following Lundin’s acquisition of Rio Narcea. In September 2010, Kinross completed the acquisition of Red Back. Kinross, through TMLSA, holds 100% of the Project.

6.2	Project History

From 1962 to 1993, the Tasiast region was the subject of three regional exploration programs for pegmatites, iron ore, and nickel sulphides which were carried out by the BRGM (Bureau de Recherches Géologiques et Minières) and SNIM.

Three exploration programs were carried out in the Tasiast region between 1993 and 1996 as a European Development Fund project. Work completed included regional-scale reconnaissance geological mapping and geochemical sampling. Traverse lines for the mapping and geochemical sampling programs were oriented east-west with samples collected at 500 m centres; this work identified the Tasiast area as being anomalous in gold. More detailed soil sampling of the Tasiast area on 250 m spaced centres, and trenching was conducted.

NLSD, in the period 1996-2001 completed geological and regolith mapping, interpretation of satellite imagery, airborne and ground magnetic geophysical surveys, specialist petrographical, mineralogical, and geological studies, metallurgical test work, and auger, reverse circulation (RC) and core drilling.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Midas undertook a full review of all existing information in 2003, and prepared mineral resource estimates for the West Branch and Piment areas. From 2003 to 2004, Defiance completed mineralogical and metallurgical test work, hydrogeological studies, a preliminary pit slope design study, RC and core drilling, a mineral resource estimate, and a feasibility study.

Rio Narcea completed additional RC and core drilling from 2005-2006. Red Back also undertook RC and core drilling, re-estimated mineral resources, and updated engineering studies. Mine construction was completed in 2007, with the mine formally opened in early 2008.

Between August 2007 and September 2010 Red Back completed several large exploration campaigns in the Piment and West Branch areas, as well as at several district targets. Early drilling campaigns were directed at testing the lateral and vertical extents of the mineralization at Piment and drilling oxide resources at West Branch. In October 2009, Red Back discovered the Greenschist Zone at West Branch and commenced drilling the deposit.

From September 2010 to date, TMLSA has aggressively ramped up exploration with the majority of activities directed towards delineating the extents of the Greenschist Zone.

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania, His Excellency Sidi Mohamed Ould Cheikh Abdallahi, on July 18, 2007. A summary of gold production at Tasiast is included in Table 6-1. There has been no historical gold production from other deposits in the Tasiast area.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 6-1: Production Summary

	Carbon In Leach				Dump Leach	Total
	Tonnes Milled	Grade	Gold Produced	Recovery	Gold Produced	Gold Produced
Year	(Mt)	(g/t )	(koz.)	(%)	(koz.)	(koz.)
2007	0.22	4.36	21	68.6%	0	21
2008	1.49	3.07	140	95.4%	0	140
2009	1.68	2.88	142	91.4%	16	159
2010	2.14	2.52	150	86.8%	36	186
2011	2.60	2.04	153	89.4%	48	201
2012	2.55	1.54	114	90.2%	71	185
2013	2.50	1.96	144	91.3%	104	248
2014	2.56	2.16	161	93.1%	94	255
2015	2.54	2.17	160	90.1%	60	220
2016	2.46	1.81	131	90.6%	45	176
2017	3.04	2.36	214	92.3%	30	244
2018	3.73	2.02	225	92.6%	30	255
Total/Average	27.51	2.18	1,754	90.8%	534	2,288

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

7.	geological setting

7.1	Regional Geology

The Tasiast district is situated in the south-western corner of the Reguibat Shield, which is a NE-trending crustal block of the West African Craton (Figure 7-1). The Reguibat Shield contains the oldest rocks in Mauritania and consists of two major subdivisions separated by a crustal-scale shear zone representing a major accretionary boundary (Lahondère et al., 2003; Pitfield et al., 2004; Schofield et al., 2006). The south-western part (which hosts the Tasiast deposits) consists of Mesoarchean to Paleoproterozoic rocks that include high-grade granite-gneiss and greenstone belt assemblages. The north-eastern part of the shield consists of younger Paleoproterozoic to Neoproterozoic successions, which hosts many orogenic gold occurrences in the West African Craton. This region is characterized by a series of volcanosedimentary belts and associated batholithic-scale granitic intrusive suites of different ages cut by major shear zones.

The Reguibat Shield is bound on all sides by Pan African orogenic belts and covered in the south by the extensive intra-cratonic sediments of the Taoudeni Basin. The Taoudeni basin represents one of the largest Mesoproterozoic to Paleozoic cratonic sedimentary basins in Africa. It consists of many thousands of metres of continental sandstones, platform carbonate rocks and lesser shales.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-1: Geology of the West African Craton. Modified from Fabre (2005).

TASIAST DEPOSIT
0 250 500km
-20°
-10°
0°
30°
20°
10°
N
REGUIBAT SHIELD
TAOUDENI BASIN
Mauritania
TUAREG SHIELD
IULLEMMEDEN BASIN
BENIN NIGERIA SHIELD
MAN SHIELD
ATLANTIC OCEAN
Nouadhibou
Nouakchott
Dakar
Banjul
Bissau
Conakry
Freetown
Monrovia
Abidjan
Accra
MAP AREA
AFRICA
T Post-palaeozoic
Pl Palaeozoic Basins including Upper Pre-Cambrian
NpM Tectonized Neoproterozoic Palaeozoic Basins
pb Pan-African Belt
Po Basement rejuvinated by Pan-African Orogeny
Pp Palaeoproterozoic
A Archaean
Limit of West African Craton

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

7.2	District Geology

The district scale geology is characterized by basement rocks, largely composed of orthogneiss, overlain by deformed north-striking metavolcanic and metasedimentary successions intruded by stocks and plutons of mafic to intermediate composition (granite-greenstone belts). All of the rock units are cut by unfoliated and post-mineral mafic (gabbroic) dikes. Two significant Archaean greenstone belts are exposed within the Tasiast District (Figure 7-2):

•	Aouéouat (+75 km long x 8 km wide); and

•	Imkebdene-Kneiffissat (+ 60 km long x 9 km wide).

The greenstone belts are wholly enclosed by granitic to gabbroic intrusive rocks and gneissic domes that comprise the bulk of the rocks within the district and the Reguibat Shield overall. The greenstone belts comprise ultramafic to felsic volcanic and volcanosedimentary packages with variably preserved ferruginous quartzite, locally termed banded magnetite. Rock units within the belts have undergone mid greenschist to lower amphibolite facies metamorphism and multiple deformation events. Swarms of non-foliated mafic (basaltic) dykes striking north-northeast/south-southwest and more or less east-west crosscut all other rocks in the district, including undeformed pegmatite units.

A Precambrian lithostratigraphy was established by Kinross for the Aouéouat belt (Figure 7-3) including several U-Pb dates for rocks of the Aouéouat and Tasiast assemblages and for granodiorite intrusions. The mafic to felsic volcanic and intrusive units that host the West Branch deposit belong to the Aouéouat assemblage that crystallized between 2,990 Ma and 3,000 Ma. Metasedimentary rocks of the Tasiast assemblage that overlay the mineralized West Branch units contain detrital zircons of similar ages and older populations derived from approximate 3,200 Ma orthogneiss basement. Granodiorites that crosscut the metavolcanic rocks are dated 2,960 Ma to 2,970 Ma. An age of 2839 ± 36 Ma obtained from the hydrothermal overgrowth on zircons from a quartz vein at the Fennec deposit is interpreted to represent the age of mineralization at Tasiast (Heron, et al., 2016).

The principal north-south structural fabric in the Tasiast granite-greenstone belts is evident in satellite images (Worldview-2), airborne geophysics and regional geological maps. Steeply dipping foliations and isoclinals folds with north-south to northwest-southeast axial surface traces are common across the Aouéouat belt. Those structures formed through east-west transpressive shortening that occurred as a result of basin inversion. Strain was partitioned between tightly folded domains and north-south striking shear zones. Several families of late-stage cross-cutting faults with northeast and southwest strikes are occupied by fresh mafic dyke material.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

All of the significant mineralized bodies defined to date dip moderately to steeply (45° to 70°) to the east and have a south–southeasterly plunge. Gold deposits on the Tasiast trend are associated with second order shear zones and splays cutting the hanging wall block of in inferred thrust. The volcano-sedimentary stratigraphy has been tightly to isoclinally folded, and is cut longitudinally by sub-parallel shears that are sub-parallel to the predominant foliation.

The main Tasiast gold trend includes the West Branch and Piment-Prolongation deposits. Gold mineralization is spatially associated with the west vergent Tasiast shear system that places mafic to felsic volcanic and intrusive rocks of the Aouéouat assemblage, including the host rocks of the West Branch deposit, on top of the younger metasedimentary rocks of the Tasiast assemblage. The Tasiast trend passes north-south through the Guelb El Ghaîcha mining permit and extends to the north and south onto adjacent licences.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-2: Tasiast district tectonic map - granite-greenstone belts

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-3: Precambrian Stratigraphy of the Aouéouat Greenstone Belt

Basin fill (ca. 2960 Ma) : Material from Aouéouat assemblage and calc-alkaline granodiorite
• Tasiast assemblage: Turbidites; Arkose; Greywacke; Quartzite; Banded Iron Formation
Unconformity
Calc-alkaline intrusives (2960–2970 Ma) : likely syn-rifting; drove LP-HT metamorphism ?
• Granodiorite, minor Porphyries (coincident with unconformity ?)
Mafic to intermediate magmatism (2990 – 3000 Ma)
• Aouéouat assemblage: Mafic to felsic volcanics and intrusives (West Branch, C67)
Unconformity (S1 foliation) : Recumbent folding ?
Unconformity
Plume event : intracontinental or juvenile ocean ? ; equivalent to Stoughton-Roquemaure ?
• Temeimichat assemblage: derived from ultramafic and mafic volcanics
Autochthonous or Allochthonous ?
Paleo-Archean crust : 3200 – 3300 Ma; attached to lithosphere of similar age ?
• Orthogneiss

7.3	Deposit Geology

The Tasiast Mine consists of two deposits hosted within distinctly different rock types, both situated within the hanging wall of the west-vergent Tasiast thrust (Figure 7-4 and Figure 7-5).

The Piment deposits are hosted within metasedimentary rocks including metaturbidites and banded iron formation where the main mineral association consists of magnetite-quartz pyrrhotite ± actinolite ± garnet ± biotite. Gold is associated with silica flooding and sulphide replacement of magnetite in the turbidites and in the banded iron formation units.

The West Branch geology succession comprises mafic to felsic volcanic sequences, iron-rich formations and clastic units that have undergone mid greenschist to lower amphibolite facies metamorphism and multiple deformation events.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The main units recognized at West Branch are

•	GDI – A diorite to quartz diorite intrusion(s) of the Aouéouat Assemblage. Historically, the GDI was referred to as the Greenschist Zone (‘GST’).

•	FVC - Felsite of the Aouéouat Assemblage.

•	SVC & BIM - Siliciclastic metasedimentary rocks of the Tasiast Assemblage.

•	MDO - Mafic dykes , post schistosity and post mineralization

Figure 7-4: Main Lithologies Identified in the West Branch Area

a) Biotite rich, 2-5% sulphides (pyrrhotite>>pyrite) intense quartz- carbonate veining (5-10%) folded and boudinaged => BST zone; b) actinolite+ garnet >biotite => GST 1 zone; c) biotite rich => BST

Most of the gold mineralization at West Branch is hosted by quartz–carbonate veins within the sheared and hydrothermally altered meta-diorites that constitute the Greenschist Zone. All of the significant mineralized bodies defined to date dip moderately to steeply (45° to 70°) to the east and have a south–southeasterly plunge (Figure 7-6 through Figure 7-9).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-5: Surface geological map of Tasiast near-mine area

NORTH
445000
450000
2280000
2275000
2270000
Piment
West Branch
71605
71161
70910
Geology
BIM - Banded Iron Magnetic
FVC - Felcite Volcanoclastic
GAB - Gabrro
GDI - Diorite
GGD - Granodiorite
MCS - Mica Schite
MDO/ MGB - Dolotite-Gabro Dikes
MMA - Amphibolite
SGW - Greywacke
SSL - Silstone
TCS - Talcs Termolite Schist
SUS - Undifferentiated Sediments
Fence
Resource pit footprint
1,000 m

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Diorites and Basalts of the Aouéouat Assemblage

The majority of the economic mineralization at West Branch is hosted by a diorite to quartz diorite intrusion (termed the GDI) which has intruded into FVC or felsite (clastic sediments). The GDI is light to medium grey, medium to fine-grained and composed of plagioclase, quartz and biotite with some potassium feldspar (up to half of the plagioclase content). It typically shows a zonation from a barren garnet-amphibole assemblage at its margins to an auriferous quartz-biotite-ankerite-pyrite-pyrrhotite assemblage and back into the barren garnet-amphibole assemblage. This unit is also characterized by a distinctive penetrative foliation that is most strongly expressed by the alignment of biotite crystals. It was previously referred to as plagioclase-biotite schist and was logged as schist (‘SHT’) and biotite schist (‘BST’). At West Branch, the GDI consistently averages 50 m to 100 m in thickness over a strike length that exceeds 2 km.

Felsite of the Aouéouat Assemblage

The FVC unit is a clastic sedimentary sequence of predominantly quartzite with minor locally polymict felsic conglomerate layers. Previously this unit had been interpreted to be of volcanic origin and hence its confusing name (FVC = Felsic Volcanic). At West Branch, the FVC unit is present both structurally above and below the GDI. The unit is intensely sheared and preserves a well-developed phyllosilicate foliation. Commonly this unit is albitized and is called ‘felsite’, which is not a rock type. Within the FVC, near to its contacts with other units, a cream coloured rock locally occurs that hosts fuchsitic (chromium rich) mica.

Siliciclastic Metasedimentary Rocks of the Tasiast Assemblage

The rocks on the eastern and western sides of the project area are primarily sediments. The majority of these units are greywacke, siltstone, arenite and iron formation (locally termed BIM or banded-iron-magnetite).

Greywacke, Siltstone & Conglomerate

The SVC or SGW (volcaniclastic – clastic sedimentary rock) is mainly a greywacke-turbiditic clastic sedimentary unit. The beds are typically 1-10 cm thick, well sorted and often graded. The logging code ‘SVC’ has been inherited from early days of exploration when the rocks were interpreted to be volcaniclastic sediments.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Banded Iron and Magnetite

The BIM is composed of alternating layers of dark greenish magnetite-grunerite and light gray quartzofeldspathic compositions, typical of Algoma style iron formation. The aluminum component is detrital and has a composition-mixing trend to the clastic sedimentary rocks (SVC, SGW). The iron formation units can vary from cm to decimeter scale in thickness, with mm to cm beds common. Although the units are locally tightly folded, attenuated or boundinaged, individual units can in some cases be traced for hundreds to thousands of metres along strike. Three BIM units have been logged and mapped in the West Branch project area; two in the hanging wall, and one in the footwall of the Tasiast thrust system. The hanging wall BIM units are generally unmineralized and the footwall BIM is variably mineralized (dependent upon proximity to structure). The contact between the hanging wall BIM and the FVC units is locally defined by the presence of a discontinuous conglomerate that contains abundant clasts derived from the FVC unit and a subordinate proportion of clasts derived from mafic metavolcanic units.

Mafic Dykes

Mafic dykes that are post schistosity and post mineralization are dark olive green, fine to medium-grained and are locally plagioclase phyric. Dykes are typically less than 5 m wide, weakly magnetic and have locally developed hornfelsed and brecciated margins with a carbonate-chlorite assemblage. The dykes are dominantly barren and crosscut mineralized units.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-6: West Branch 505 Bench Pit Map Superimposed On October 2015 Mined Surface

Legend: SVC (yellow), BIM (blue), FVC (pink), GDI (orange) and Dyke (brown)

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-7: Profile through the Mineralization at West Branch at 70,910N

Figure 7-8: Profile through the Mineralization at West Branch at 71,161N

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-9: Profile through the Mineralization at West Branch at 71,605N

7.4	Structural Geology

The Tasiast deposits are hosted within a package of strongly foliated and folded rocks in the hanging wall block of an assumed thrust fault or thrust fault system referred to as the Tasiast thrust system (Figure 7-10). Modelling and interpretation of high-resolution gravity data (Figure 9-1) shows deep geometry suggestive of a thrust system underlying the Aouéouat belt. The Tasiast thrust system displays zones of strong deformation typically 0.5 m to 10 m wide and characterized by laminated foliation with locally preserved mylonitic textures. Hydrothermal alteration assemblages, sulphides and quartz veins are commonly spatially associated with the zones of intense deformation.

All of the Tasiast deposits host an intense, generally N-S striking, variably dipping, penetrative foliation, S1, which is axial planar to tight isoclinal folds in the host sequence (Davis, 2018). The foliation fabric within the main mine sequence, at West Branch, dips moderately to the East at 40-50°, steepens to the North to 55-65° at Piment and becomes sub-vertical, at the north end of the mine sequence, near Prolongation.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Pit mapping at Tasiast includes the collection of structural fabric measurements for structural geology and geotechnical application. Numerous consultants have assisted Kinross in developing a structural model for the Tasiast deposits along with developing pit mapping procedures. Most recently, in 2018, Dominique Chardon worked with the Mine Geology department to review and analyse the significant database of structural data collected from pit mapping activities. A synthesis of this review are presented in Figure 7-11 and Figure 7-12 as detailed pit-scale maps.

Quartz-carbonate veins sets occur sub-parallel and oblique to foliation and range in style from boudinaged, buckled, folded to planar. The veins clearly formed in extensional and/or Riedel shear orientations and were progressively folded, rotated, locally boudinaged and partially or wholly transposed parallel to the foliation. In the core of the West Branch Greenschist Zone vein, densities are typically higher in the meta-intrusive dioritic unit (averaging between 2% to 5%) than in the meta-basalt (<2%). This higher density suggests the coarser-grained feldspar-rich dioritic facies focused stresses and readily developed brittle-ductile shears, as expected for quartzofeldspathic rocks under retrograde Greenschist metamorphic conditions. Along the margins of the West Branch deposit, both the dioritic and meta-mafic volcanic units have a low vein density (<1%). Quartz-carbonate veins also developed locally within FVC that envelops the Greenschist Zone and within the footwall meta-sedimentary units.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-10: Local Scale Shear Framework and Form Surface Map

Piment Thrust
(splay system, multiple segments)
Tasiast Thrust
Tasiast shear system
LEGEND
Sm
Dyke
Fault
Thrust
Piment Thrust
Tasiast Thrust
N

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-11: Structural maps of the northern pits (Piment).

a) Fabric measurements (in red and blue) and fabric trajectories (in black); b) Fabric trajectories and interpretative shear zone pattern (in red). Pits are shown in grey. Source of fabric measurements: Geology team, Kinross technical service

a
Piment Nord
Piment Central
Piment Sud
500 m
b
N
Piment Nord
Piment Central
Piment Sud
500 m

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-12: Structural maps of the southern pits (West Branch and Turek).

a) Fabric measurements (in red and blue) and fabric trajectories (in black); b) Fabric trajectories and interpretative shear zone pattern (in red). Pits are shown in grey. Source of fabric measurements: Geology team, Kinross technical service.

a
West Branch
Turek
500 m
b
N
West Branch
Turek
500 m

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

7.5	Mineralization and Alteration

All of the rocks in the project area have undergone lower amphibolite facies metamorphism. Given the metamorphic grade, it is challenging to identify the rock’s alteration as it has been largely, if not totally, overprinted by the metamorphism. A description of the most commonly observed types of alteration are presented in Table 7-1 (see also Figure 7-13).

Table 7-1: West Branch Alteration Codes and Descriptions

Code	Meaning	Occurrence
ALB	Albite-Biotite Albite > Biotite	SVC unit.
BIO	Biotite rich	SVC unit in both FW and HW and in the upper lense of the GDI
BST	Biotite >>> Actinolite, pyrrhotite>> pyrite, quartz veins rich but garnet is absent	GDI and is a good proxy for the 2 g/t Au grade shell
GST1	Actinolite-Garnet > Biotite	GDI, outer envelope around the mineralisation.
GST2	Biotite-Garnet > Biotite	Transitional unit between GST 1 and BST
GST3	Like GST1 with abundant magnetite (very magnetic)	Typically found in BIM

The bulk of the mineralization at the West Branch is hosted within the GDI. The GDI typically shows a zonation from a barren garnet-amphibole assemblage at its margins to an auriferous quartz-biotite-ankerite-pyrite-pyrrhotite assemblage and back into the barren garnet-amphibole assemblage. This zonation likely reflects a metamorphosed alteration assemblage with the garnet-amphibole assemblage representing a chlorite alteration precursor and the biotite-quartz-sulfides representing a quartz-sericite precursor.

Gold mineralization is also present in the other main units (FVC, SVC & BIM).

•	In the FVC, two different styles of mineralization are observed:

o	High grade quartz veins (~5-10g/t) stockwork directly above the “apex” of the GDI. This is often referred to as Pluto style mineralization. The veins are highly deformed, in particular folded. The strike and down dip continuity is limited to a few hundreds of meters.

o	Lower grade quartz veins (averaging ~1g/t) stockwork preferentially in the hanging wall and central part. The FW is usually barren.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	In the SVC unit, gold is associated with quartz veins and garnet - actinolite metamorphosed assemblage.

•	In the BIM unit, gold is associated with sulfidic replacement of the magnetite by pyrrhotite. Locally quartz veining is also developed.

Figure 7-13: Photographs illustrating mineralization styles

a) Isoclinally folded sediments that are representative of the host rocks for all the Piment deposits, Tasiast Mine, pen for scale. b) Strongly foliated meta-diorite from West Branch typical of the Greenschist Zone. c) Silica flooding and extensive sulphide mineralization, mainly pyrrhotite, parallel to bedding in the metaturbidites at Piment. d) Visible gold hosted in a quartz–carbonate vein, in drill core taken from the West Branch deposit.

Recent ore control (and pit mapping) identified a high grade quartz-carbonate-chlorite-tourmaline-gold vein which is coincident with an interpreted Tasiast splay (locally termed the central fault). The vein has been mapped over several benches striking 330-340 degrees and dipping at approximately 55-60 degrees to the east (Figure 7-14 and Figure 7-15).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Quartz-carbonate veins sets occur sub-parallel and oblique to foliation and range in style from boudinaged, buckled, folded to planar. The veins formed in extensional and/or Riedel shear orientations and were progressively folded, rotated, locally boudinaged and partially or wholly transposed parallel to the foliation. Density of veining is typically higher in the GDI (averaging between 2% to 5%) than in the meta-basalt (<2%). Quartz-carbonate veins also observed locally within FVC that envelops the GDI and within the footwall meta-sedimentary units.

Figure 7-14: West Branch 4980 m Bench High Grade Vein

Multiple vein sets are observed (Riedel, Riedel’/extensional).

R' extensional veins crosscut high grade vein and is subsequently overprinted by main shear fabric
R
R'
Riedel veins striking N-S, oblique to foliations
Low grade
Main P vein
High grade
shear zone boundary
T
R'
T
D
P
R
foliation (S)

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 7-15: West Branch 4980 m bench showing Mapped GDI (orange) and High Grade Vein (black)

Note: vein is completely boudinaged at extremities to the north and south.

Gold occurs as both microscopic grains and coarse visible gold. When observed in hand specimen, grains are commonly spatially associated with hairline fractures in quartz veins and margins of sulphide minerals. The majority of the quartz veins containing coarse visible gold cut the foliation at a slightly oblique angle and mainly dip gently to the east. The majority of gold grains occur along the margin of the gangue and ore minerals, with 98% of the calculated volume/mass of the grains occurring in liberated and partially liberated forms. By volume/mass calculations, the majority (greater than 70%) of the volume is associated with the coarser (plus 75 μm) size fraction. Encapsulated gold grains are rarely observed. When present they are predominantly a very fine grain size. Semi-quantitative scanning electron microscopy analysis of gold grains indicated low silver (less than 15%) and trace iron (less than 3%) content.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

8.	deposit types

Tasiast gold deposits are hosted in Archaean volcanic-sedimentary sequences that have been deformed and metamorphosed to lower amphibolite peak metamorphic grade. Mineralization is both structurally and lithologically controlled, epigenetic in style and was coincident with early stages of post-peak metamorphic retrograde Greenschist P-T conditions.

The Tasiast gold deposits fall into the broad category of orogenic gold deposits. The regional geological setting and deposit features at Tasiast are similar to other well-known Archaean lode gold deposits hosted along greenstone belts in granitoid-greenstone terranes.

Examples of analogue terranes of similar ages to the Aouéouat belt include the Kaapvaal craton in South Africa, the Pilbara craton in Australia and the Wyoming craton in the USA. The Aouéouat belt also shares many similarities with gold-rich Archaean terranes, such as the Yilgarn in Australia and the Abitibi in Canada.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

9.	exploration

Exploration Activities have been undertaken by TMLSA, its precursor companies (e.g. NLSD), consultants and contractors (e.g., geophysical surveys).

9.1	Grids and Surveys

The Coordinate System used on site is a mine grid, a truncated UTM Zone 28 North grid system; the UTM Easting is shifted by -400,000m and UTM Northing is shifted by -2,200,000 m. The Original Control has been set out by IPH Engineering and ten control points are set out across the mine. Surveyors use a differential GPS for surveying at the mine (Trimble DGPS TSC3, Scanner MAPTEK I-Site 8820, and Trimble Drone UX5HP).

9.2	Geological and Regolith Mapping

Numerous phases of geological and regolith mapping have been undertaken during the life of the project, and range from regional (1:100,000) to prospect (1:1,000) scale. Work was completed by the BRGM, SNIM, NLSD, Defiance, Red Back and Kinross. Mapping was facilitated by good outcrop, RC, and DD drilling, high resolution satellite imagery and detailed airborne geophysical data. Results were used to identify areas of alteration, structural complexity, quartz-carbonate veining, and sulphide outcrop that warranted additional work.

9.3	Geochemistry Sampling

A total of 20,524 surface samples have been collected by Kinross since it started operating the project, including soil samples (40%) and rock samples (60%) that cover a surface area of approximately 1000 km2. In addition, 299 auger drill samples were collected during 2016. Soil samples were collected by a contractor and supervised by Kinross staff. The sample grid was generally west-east with lines spacing at 800 m and sample spacing at 200 m. The geochemical sampling includes exposed geology as well as areas covered by sand; in which the bedrock was sampled with auger drilling. Accordingly, the geochemical dataset has the potential to identify areas of prospective mineralization, otherwise blind from surface mapping. Surface exploration geochemistry samples were analyzed for gold and multi-element geochemistry.

To complement the surface exploration geochemistry, a geochemical study is being conducted to characterize the geochemical footprint of proven economic mineralization. The study so far indicates that the dominant gold pathfinders are As, S, Ag, and Te. In addition, the lithogeochemical footprint of the known deposits is being characterized to detect the chemical attributes of rocks that are better chemical traps to gold mineralization. Collectively, the geochemistry of the known deposits is used to evaluate mineralization potential and to delineate areas with target and pathfinder metal anomalies for follow-up exploration such as infill surface geochemistry, geophysics, and ultimately drilling.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

9.4	Geophysics

Airborne magnetic-radiometric surveys were completed by NLSD (2000-2001) and Red Back (2007). These surveys were mainly used to map out lithological formations and major structures. In 2008-2009, Red Back completed a helicopter-borne electromagnetic (VTEM) survey. In 2011, Kinross completed airborne magnetic and radiometric surveys over the complete license package. This survey overlapped the previous survey and generated a higher resolution version. In 2013, Kinross completed ground based gravimetric and induced polarization (PDIP/IP) surveys. The gravity survey covered the complete license package (Figure 9-1) while the IP surveys covered only specific prospect areas; South West Branch South, Fennec, C67, C68 and Morris. In 2014, a comprehensive review was completed by a consulting geophysicist, along with some reprocessing of the magnetic data.

9.5	Pits and Trenches

Excavation of trenches as an exploration technique has been very successful at Tasiast. In total, 445 trenches for 100,527 m have been completed across the Tasiast lands. Historically, trenches were completed manually, and more recently, trenches are completed using an excavator. The standard, excavated trench dimension is approximately 2 m wide and not more than 1.5 m deep and typically sampled every 2 m along the full length of the trench.

9.6	Petrology, Mineralogy and Other Research Studies

Numerous petrographic and gold deportment studies have been completed by TMLSA and predecessors on Tasiast in 2006, 2010, 2011, 2012, and 2017. In 2010, Red Back submitted 10 core samples from West Branch for a petrological and mineralogical study. Results from the work indicated significant pyrrhotite mineralization developed along foliation planes and associated with accessory magnetite, chalcopyrite and pyrite (Strashimirov, 2010). Further petrological studies were carried out for Kinross in 2010-2017, including work by Leitch (2010) Larson (2011), Pollard (2011) and Panterra Geoservices (2012 and 2017) which concluded that Quartz veins are pre- and/or syn-tectonic and folded or transposed into the dominant foliation and Pyrrhotite is the dominant sulphide mineral in many samples. A mineralogical (gold) characterization study of five samples was completed by Blake (2011a, b). The main conclusions were that coarse gold forms a significant component of the total gold content in the samples and that native gold grains encapsulated within their host (gangue/ore minerals) are relatively uncommon and often exhibit a very fine grain size.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

9.7	Exploration Potential

The Tasiast project area has significant exploration potential to delineate additional resources both around the Tasiast mine (near mine exploration) and within the wider district (generative exploration). Exploration targeting and target ranking at Tasiast incorporates all available data sets including; satellite imagery (Worldview-2), airborne geophysical data (high resolution aeromagnetics and VTEM), reconnaissance scale geological prospecting, regional-district-target scale geological mapping, surface soil and auger sampling (gold and multi-element geochemical data), trenching, reconnaissance style shallow RC drilling on fences and conventional reverse circulation/diamond drilling to define resources.

Exploration efforts to date have discovered additional prospects, gold deposits and mineral resources along strike to the North and to the South of the main Tasiast mine area (West Branch and Piment-Prolongation), and generally along the Aouéouat (Tasiast) belt. The deformed greenstone rocks to the west (Imkebdene-Kneiffissat) of the Aouéouat belt are notable in that they host quartz-carbonate veins with anomalous gold values, however to date no significant deposits or mineral resource have been defined. To the immediate north of the Tasiast operation (5-12 km) and within the Guelb El Ghaîcha license, a cluster of deposits referred to as “North Mine Satellites” have been outlined, these are Fennec, C67 and C68. These gold deposits currently host approximately 0.5 Moz Au and are part of the near-mine resource growth strategy. Further north of the Tasiast operation (12-25 km) and within the Imkebdene and Tmeimichat licenses are another cluster of gold deposits referred to simply as “Morris”, these are Tef, Askaf, Central, NE, N1 and N2. This large area saw extensive exploration drilling from 2012 to 2014, which resulted in the discovery of several small deposits best described as narrow, high grade vein systems. Most of these deposits are open to depth down plunge.

Beyond 25 km from the Tasiast operation, within the northern extents of the Imkebdene and Tmeimichat licenses, are several gold exploration prospects that are pending follow-up exploration and drilling, of note are C23, Kneiffissat and Grindstone. These prospects have significant surface geochemical footprints and are considered highly prospective.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 9-1: Depth Slice (880 m) of the Bouguer gravity 1VD

430000
440000
450000
460000
470000
2320000
2310000
2300000
2290000
2280000
2270000
2260000
N
W
E
S
Tmeimichat
Imkebdene
Morris
Fennec
C67
Prolong
C68
El Gaicha
Piment
WB
0.00435
0.00256
0.00169
0.00116
0.00077
0.00054
0.00040
0.00031
0.00024
0.00018
0.00013
0.00009
0.00005
0.00001
-0.00003
-0.00006
-0.00010
-0.00013
-0.00018
-0.00022
-0.00027
-0.00032
-0.00037
-0.00044
-0.00051
-0.00060
-0.00073
-0.00089
-0.00112
-0.00230
mGal/m
Resource
Pit footprint
10 Km

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

10.	drilling

To date, 15,360 drill holes (14,286 RC, 840 diamond core and 234 RC-DD) for an aggregate total of 1,683,635 meters have been completed within the three mining licenses that constitute the Tasiast project area; Guelb El Ghaîcha, Imkebdene and Tmeimichat (Figure 10-1, Table 10-1). Drilling activities peaked in 2011 during the West Branch resource definition program. Drilling activities were conducted by various drilling contractors and supervised by geological staff of the Project operator. Where programs are referred to by company name, that company was the Project manager at the time of drilling and was responsible for the collection of data. (Table 10-1).

Drill programs were completed primarily by contract drill crews, supervised by geological staff of the Project operator. Where programs are referred to by company name, that company was the Project manager at the time of drilling and was responsible for the collection of data.

10.1	Drilling Programs (by Company period)

Normandy LaSource Development Ltd. 1999-2000)

Between 1999 and 2000, Normandy LaSource Development Ltd. (NLSD) completed 339 RC holes for 28,039.69 m (including nine RAB holes) and 46 diamond core holes for 5,396.27 m at the Piment deposit area. Drilling was initially undertaken along 200 m spaced east-west sections at 50 m hole spacing, to 50-100 m depth. Drilling methods were predominantly RC with lesser core drilling (HQ; 63.5 mm core diameter) that included RC pre-collars with diamond core tails (NQ; 47.6 mm diameter core).

Newmont (2001-2002)

No drilling was completed by Newmont during the period that it held the Tasiast property (as part of its acquisition of Normandy).

Midas Gold PLC (2003)

From March to April 2003, Midas drilled 84 RC holes for 7,898 m and 29 DD holes for 2,908.4 m at the Piment deposit area. Diamond core drilling was completed mainly with HQ3 core diameter (61.1 mm) and PQ3 core diameter (83 mm) for seven geotechnical holes and three metallurgical holes. In addition, 4 RC pre-collars with diamond core tails for a total of 1,417.2 m were completed to test down-dip extensions.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Defiance Mining Corporation (2003-2004)

Defiance completed 225 RC drill holes for 19,121 meters at the Piment deposit area. For the most part, the drilling program focused on infilling existing NLSD drill holes along 25 meters spaced, east-west drill fences.

Figure 10-1: Surface geology with drill hole composite gold intercepts (Au g/t x meters)

430000
440000
450000
460000
470000
2320000
2310000
2300000
2290000
2280000
2270000
2260000
N
W
E
S
Tmeimichat
Imkebdene
Morris
Fennec
C67
Prolong
C68
El Gaicha
Piment
WB
Drill Hole Composites
Au g/t X m
>50
30 to 50
20 to 30
10 to 20
5 to 10
<0
Geology
BIM- Banded Iron Magnetic
FVC- Felcite Volcanoclastic
Gabro
Granodiorite
Mica Shiste
Mafic Dyke
Mafic Gabro
Amphibolite
Greywacke
Silstone
Talcs-Termolite-Schist
Resource
Pit footprint
10 Km

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 10-1: Global and Resource Drill Hole Summary

		Reverse Circulation		RC Pre-Collars & Diamond Tail		Diamond Drilling		Total
Company	Year	Qty	Meters	Qty	Meters	Qty	Meters	Holes	Meters
Normandy LaSource	1999	289	24,436.69			10	525.4	299	24,962.09
Normandy LaSource	2000	50	3,603			36	4,870.87	86	8,473.87
Midas	2003	84	7,898	4	1,417.20	29	2,908.40	117	12,223.60
Defiance	2003	219	17,914					219	17,914.00
Defiance	2004	6	1,207					6	1,207.00
Rio Narcea	2004	106	7,740					106	7,740.00
Rio Narcea	2006	9	1,434.80					9	1,434.80
Rio Narcea	2007	70	7,237.50	1	236.35	60	7,375.10	131	14,848.95
Red Back	2007	173	18,007	1	173.15	11	316	185	18,496.40
Red Back	2008	1019	112,337			23	2716.25	1,042	115,053.25
Red Back	2009	2,857	200,482	1	300.4	28	3,491.85	2,886	204,274.25
Red Back	2010	1662	159,801	18	12,765.50	64	12,454.35	1,744	185,020.85
Kinross	2010	444	52,497	58	41,463.33	1	683.15	503	94,643.48
Kinross	2011	2,731	280,852.20	91	64,795.72	182	102,775.53	3,004	448,423.45
Kinross	2012	2,627	253,659	13	2,092.85	270	55,548.82	2,910	311,300.67
Kinross	2013	521	54,029	13	2,577.10	85	14,296.02	619	70,902.12
Kinross	2014	211	19,552	1	491.30	22	4,924.10	234	24,967.40
Kinross	2015	827	62,005	9	3,872.90	19	2,674.15	855	68,552.05
Kinross	2016	132	13,957	13	4,654.40			145	18,611.40
Kinross	2017	63	5,291					63	5,291.00
Kinross	2018	186	24,512	11	4,782.70			197	29,294.70
Grand Total		14,286	1,328,452.44	234	139,622.90	840	215,559.99	15,360	1,683,635.33

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Rio Narcea Gold Mines (2004-2007)

Between 2004 and 2007, Rio Narcea completed 246 holes for 24,024 meters mostly aimed at extending the Piment deposit northwards towards what is now referred to as Prolongation and in addition completed sterilization drilling over planned waste dumps and tailings storage facility.

Red Back Mining (2007-2010)

Following the acquisition of the Project in 2007, Red Back commenced an infill program of RC drilling to fully define and grow the mineral resources at and around the Piment deposit. In early 2009, step back drilling to the south of Piment, discovered what is now known as the West Branch deposit. For the remainder of 2009 and into 2010, RC drilling was ramped up to test the resource potential of West Branch. In late 2009, diamond core drilling was increased added to the continuation of West Branch mineralization beyond the depth penetration limits of the RC rigs. A small RC rig was used to conduct shallow (40 m) RC drilling on district targets along reconnaissance style fences. In total, Red Back completed 5,857 drill holes for 522,844 meters.

Kinross Gold Corporation (2010-present)

Upon closing of the Red Back acquisition in 2010, Kinross further accelerated drilling activities, by 2011, a total of 23 drill rigs were operating on site. From 2010 to 2012, drilling was primarily aimed at resource and reserve growth of the West Branch deposit. In addition, drilling activities to support mining studies were completed such as geotechnical, hydrogeological and metallurgical. 2013-2015 drilling shifted focus to the northern licenses; Tmeimichat and Imkebdene licenses with an aim to define resources that could be used in a study to support the conversion of both licenses from prospecting to exploitation. 2016-2018 drilling refocused back on the Guelb El Ghaîcha license and continued to test near-mine exploration targets. In total, Kinross has completed 8,530 drill holes for 1,071,985 meters (71% reverse circulation, 17% diamond core and 12% combination RC-DC).

10.2	Logging Procedures

For the Red Back and Kinross RC drill programs, a geologist first described (logged) the drill cuttings (chips) and then placed a representative sample into pre-labelled plastic RC chip boxes. The logging data was recorded directly in digital format at the rigs into the Database System. Data recorded included drill hole ID, sample number and depth, oxidation state, colour, presence of water, lithology, texture, structure, alteration, presence and type of quartz carbonate veining, and presence, type and abundance of sulphide minerals. Prior to 2009, diamond core logging geologists recorded geological and geotechnical descriptions on separate, hard copy log sheets and then input to Microsoft® Excel files. In 2009, the diamond core logging methodology was converted to the current system of digitally recording geological information via a note book or tough book computer into a Fusion database which was replaced with Acquire in 2018. Diamond core logging collected Rock Quality Designation (RQD), lithology, oxidation, alteration, sulphide mineralogy, structure, and veining. All diamond core holes have been photographed in the entirety, with digital camera and are stored in site server.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

10.3	Collar Surveys

Pre-Red Back, drill collars were surveyed upon completion, using a Geodimeter 510 total station instrument. During the Red Back and Kinross drilling programs between 2006 to 2012, drill hole collars were surveyed immediately after completing the holes or later, initially with electronic distance measurement (EDM) and differential GPS. Once completed, the Cartesian coordinates were digitally recorded and emailed to the database manager to be imported into the database and from 2013, the survey data was imported directly into the Database. From 2013 to date, exploration drill collars are surveyed exclusively with a differential GPS, operated by trained staff with oversight by Tasiast Survey dpt. The drill collar locations are collected in the local grid system (Chapter 9) and includes a comprehensive array of permanent and semi-permanent survey stations, which have been checked for internal consistency by numerous EDM traverse closures and numerous comparisons with differential GPS data. Kinross completed an internal audit (re-survey) in 2013 using a differential GPS with 87% of all the project holes identified and validated.

10.4	Down-hole Surveys

Prior to 2010, most of the drilling was completed by shallow RC and did not include down-hole survey due to the complexities of surveying RC drill holes. Where diamond core drilling was completed (typically in deeper drill holes) and in selective cases of RC drilling, Humphries gyroscope, Maxibore and Reflex single shot down-hole survey tools were used. From 2010 to 2013 Kinross used three different contractors to complete down-hole surveys; ABIM solution (Year 2010 with SPT004 NS GYRO instrument and measurements were taken every 5m), WELL FORCE International (Years 2010-2012 with Gyro and MEMS instruments, and measurements were taken every 10m), and SEMM logging (Years 2011-2013 with SPT Gyro 07 and SPT Gyro 109 instruments, and measurements were taken every 5m). From 2014 to 2017, the down-hole surveys were completed by trained Kinross staff using MEMS and North Seeking Gyro 103 (measurements were taken every 10m). In 2018, down hole surveys were completed with Reflex EZ Gyro, operated by drilling companies (measurements were taken every 10m for core holes and 24m for RC holes). Considering the complete project database; 60% of all drill holes have down-hole survey data (58% of RC, 99% of RC-DD combination and 77% of diamond core drill holes).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

10.5	Recovery

Prior to 2013 total RC sample weights were not collected routinely however based on selective, available data, RC recoveries were determined to be acceptable. From 2013 onwards, total sample weights samples were routinely collected and confirm that recoveries are good. Recovery data for diamond core holes was collected from all Red Back and Kinross drill programs. Based on 17,718 measurements the average total recovery from core runs (in both oxide and fresh) is 98% and the RQD is greater than 93%. Measurements from downhole depths below 50 m (approximate oxide-fresh boundary) returned values of 99% and 95% for total recovery and RQD, in comparison to shallower depths where total recovery is 87% and RQD averages 43%.

Both the Piment and West Branch deposits dip eastward at moderate angles (approximately 40°-60°). In consideration of the deposit geometry Exploration and Resource definition drilling at Piment and West Branch was inclined at approximately 60° towards azimuth 270° (drilling east to west). The Piment and shallow portion of West Branch deposits were initially drilled along 50m spaced sections at approximately 50m drill hole spacing. Infill drilling was later completed along 25 meter sections to approximately 25m drill hole spacing. Deeper drilling (down dip and down plunge at West Branch) was completed along 50m spaced section with approximately 75m hole spacing.

10.6	Geotechnical, Hydrogeological and Metallurgical Drilling

Geomechanical drilling campaigns for collection of rock mass characteristics and ground-water conditions were conducted across the mine lease to identify potentially suitable locations for mine infrastructure. The various geotechnical studies completed, based upon the progress of pit development, include the following:

•	Golder Associates (2004): This study provided preliminary pit slope design parameters for the oxide zone and fresh zone. Results were based on the analysis of geotechnical data collected in 2003 and were used in the preliminary mine planning and development of the project. The study focused on the BIF lithology as four open pits were proposed within this lithological unit. Rock testing was confined to this unit, and the drill-hole data was subject to a strong directional bias with almost all boreholes drilled at either 60° or 270° azimuths.

•	Scott Wilson (2008a,b,c; 2009): This study provided slope stability analysis and ultimate pit slope design parameters of the four open pits (Piment North, Central, South-North and South-South) for the oxide zone and fresh zone. Results were based on the analysis of the geotechnical data collected in 2008, which was based on an orthogonally oriented drill hole program. Geotechnical and discontinuity data were collected and processed to form eleven pit sectors based on geotechnical characteristics. The study also included a review of the seismicity and hydrogeology of the Piment site. The 2008 investigation also focused on logging the wider variety of lithologies and structural features encountered within the four open pits. Laboratory and field rock strength testing was also undertaken on representative samples to establish base design values. Each pit sector was compared to the discontinuity sets to identify kinematically feasible modes of failure. Slope designs were done for a base pit, as defined by the “$700 (ultimate) pit shell” provided by TMLSA. A series of recommendations included overall slope angle, bench stack angles, inter-ramp angles, and the structural and bedding controls based on operational assumptions adopted for safe operation.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	Scott Wilson (2010): This study provided slope stability analysis and ultimate pit slope design parameters for the West Branch area. Results were based on the analysis of geotechnical data collected in 2010, which was based on an orthogonal oriented drill-hole program. Geotechnical and discontinuity data were collected and processed to form four broad pit sectors based on geotechnical characteristics. The collected data was based on the configuration of drill holes of the West Branch proposed pit shell. The focus of the study was on logging a wider variety of lithologies and structural features encountered within the open pit footprint, based on experiences from the study conducted in 2008. Laboratory and field rock strength testing was also undertaken on representative samples to establish base design values. Each pit sector was compared to the collected discontinuity sets to identify kinematically feasible modes of failure. Slope designs were performed for a base of pit, as defined by a 30 kt/d CIL pit shell. A series of recommendations included overall slope angle, bench stack angles, inter-ramp angles, and the structural and bedding controls based on operational assumptions adopted for safe operation.

•	Scott Wilson (2011): This study provided a slope stability analysis and refined the ultimate pit slope design parameters for the West Branch area. Results were based on analysis of the geotechnical data collected in 2010 and 2011. A total of 23 geotechnical and six hydrogeological drill holes were completed. Two pits at West Branch were designed (North and South pits). The northern pit assumes a 700 m pit depth, whereas the southern pit assumes a shallower depth.

•	Golder Associates (2014) and Schlumberger (2014): A geotechnical and hydrogeological drilling program for the West Branch pit was completed from March to June of 2013 (eight holes at 4,612 m). The purpose of the drilling and investigation program was to provide additional geotechnical and hydrogeological data where data are lacking and to complement those data that currently exist from previous investigation campaigns.

Hydrogeological drilling was conducted in the area of the water bore field, to identify sufficient water for processing. Large diameter core holes (typically PQ) were completed to collect samples for metallurgical test work.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

10.7	Comments on Drill Programs

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar and down hole survey data collected in exploration and infill drill programs are sufficient to support mineral resource and mineral reserve estimation as follows:

•	Core logging meets industry standards for gold exploration

•	Collar surveys have been performed using industry-standard instrumentation

•	Down hole surveys have been performed using industry-standard instrumentation

•	Recovery data from core drill programs are acceptable

•	Geotechnical logging of drill core meets industry standards for open pit operations

•	Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths

•	Drill orientations for Tasiast are appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area. Drill orientations are shown in the cross-sections (Figure 7-7 through Figure 7-9), and can be seen to appropriately test the mineralization.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

11.	sample COLLECTION, preparation, analyses, and security

Project staff of the operator at the time was typically responsible for the following:

•	Sample collection;

•	Core splitting;

•	Delivery of samples to the analytical laboratory;

•	Density (specific gravity) determinations;

•	Sample storage; and

•	Sample security.

11.1	Sampling Method and Approach

Geochemical and Trench Sampling

As the geochemical and trench data have been superseded by information from drilling and mining operations, these sample types are not discussed further in the Technical Report. This information is not relied on for use in geological modelling or resource estimations.

NLSD

Little information has been kept or is available regarding drilling procedures used in this drilling by NLSD.

2003-2004 Defiance and 2007 Rio Narcea

RC Sampling

All of the RC holes were sampled at one-metre intervals and each sample was collected in a large plastic sample bag that was held below the cyclone spigot by a drill helper. All samples were sent for assay except those that originated from the non-mineralized hanging wall at the start of each hole. To avoid sample contamination after a drill run was completed, blow-backs were carried out at the end of each 6.0 m run by the driller whereby the percussion bit was lifted off the bottom of the hole and the hole was blown clean. When water was encountered in the hole, the driller would dry out the hole by increasing air pressure into the hole and lifting and lowering the rods prior to continuing the drilling.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Throughout the Defiance RC drill program, logging of all RC drill holes was conducted by the field geologist at the drill site. After each drilled 1.0 m interval, the sample was weighed, sieved and split to give a 2 kg to 3 kg sample for analysis.

A representative sub-sample for geological logging was collected from the large sample bag by spearing a small diameter PVC pipe into the bag and emptying the contents of the PVC pipe into a hand sieve.

At the end of each day or at the completion of a RC hole, calico sample bags for RC drill holes completed that day were loaded onto a 4x4 pick-up truck by the field geologist and then delivered directly to the on-site sample preparation laboratory. Once the samples were unloaded from the pick-up truck and both the field geologist and laboratory technician confirmed receipt of all calico sample bags, the field geologist then registered the sample number sequence in the database.

Diamond Drill Core Sampling

Upon completion of geological and geotechnical core logging of a diamond drill hole, Defiance’s core logging geologist identified the sections of core to be sampled and analysed for gold. Once identified, the core-logging geologist measured and marked out the sample intervals onto the uncut core down the right hand side of the orientation line. Individual sample intervals were recorded onto a core-sampling sheet. The core was sampled according to lithological boundaries and vein widths, but the maximum sample interval did not exceed 1.50 m in length.

At the core cutting facility the drill core boxes were stacked in ascending order so as to avoid sampling mix-ups. The core was cut on the orientation line marked by the geologist and the right hand side of the core (looking down hole) was placed in a numbered calico bag.

Once the core for a drill hole was cut and sampled, the core cutter and the core logging geologist then delivered the samples, with the core sampling sheet, to the preparation laboratory technician for sample preparation.

Red Back and TMLSA

RC Sampling Procedure

To minimize down-the-hole deviation, RC drilling is conducted with contract single and multi-purpose rigs using a standard 5½” face sampling hammer leading a 4½” rod string.

The entire sample is collected in a large plastic bag tightly clamped onto the cyclone base. The entire length of each RC hole is sampled. A one-metre sample length is used in all holes. Dry samples, of nominal 20 to 25 kg weight, are reduced in size by riffle splitting using a three stage Jones riffle splitter to about three to four kilograms, and then placed in pre-numbered sample bags for dispatch to the assay laboratory. A record is made at the drill site of the sample identity numbers and corresponding intervals, and this is also recorded in the geological log.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

After September 2013, RC samples with a nominal weight from 36 kg to 40 kg (each 1 m) were collected in a large plastic bag, tightly clamped onto the cyclone base and reduced in the field by 50/50 manual riffle splitters. About 6 kg to 8 kg weight samples were placed into pre-numbered sample bags to dispatch to the laboratory. Every 20 samples, a field duplicate was collected as part of the quality assurance/quality control (QA/QC) procedure.

Diamond Drill Core Sampling Procedure

For diamond drilling, core was transported from the drill rigs to the core facility where geological and geotechnical core logging was completed. The geologist marked one-metre intervals and orientation lines (bottom of hole) along the core axis for core cutting. A record was made at the core facility of the sample identity numbers and corresponding intervals. At the core cutting facility the drill core boxes were stacked in ascending order so as to avoid sampling mix-ups. The core was cut on the metre and orientation lines and the left hand side of the core looking down-hole is placed in a numbered plastic bag with sample ticket.

Once the core for a drill hole was cut, sampled and bag sealed, the core was then stored in a secure area (either locked 40 ft shipping container or fenced off area) for sample dispatch.

All the sampling processes for RC and diamond drilling were handled under TMLSA’s chain of custody.

Density/Specific Gravity Measurement

The results from 1,699 bulk density determinations completed by NLSD at Tasiast during previous drilling programs are available. The origin of the sample, its borehole number and sample depth was entered as an individual MS Access database file into NLSD’s project database. However, information on the sample size/length, lithology and oxidation state was not recorded in the NLSD database. The bulk density measurement for each NLSD sample was derived by using the Weight in Air/Weight in Water (Archimedes) method. The oxidized core samples were sealed with molten wax and re-weighed to determine the weight of the paraffin coating, prior to weighing in water. The bulk density determinations were done on short (5 cm), half core specimens, taken at close intervals. The NLSD bulk density data were collected from one core hole in the Piment South area and from 13 core holes from the Piment Central area.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

A total of 131 bulk density measurements were carried out on lengths of complete drill core by Defiance during their programs. Density determinations were undertaken prior to core sawing on 131 samples of about 8 cm to 15 cm in length and of both HQ and HQ3 diameter. The water displacement method was used.

From 2008 to December 2011, Red Back and TMLSA completed 24,702 specific gravity determinations of bulk density using the Archimedes method. The samples were selected to provide a representative suite of densities covering all major lithology types and from all oxidation levels.

Initial Red Back and TMLSA density determinations were done using wax-coated samples for both oxide and primary material. This procedure was changed by using uncoated core samples for only primary material to speed up the test work. Duplicate tests with one-wax coated samples for every lithology per hole were done to evaluate bias between the data pairs. About 650 duplicate tests were done up to December 2011. Initial analysis of the check samples showed very good correlation between the uncoated and coated density values. A total of 90% of the dataset shows a difference of 1% variability between the samples pairs (coated and uncoated).

11.2	Analytical Laboratories

Sample preparation was undertaken on site by NLSD staff during their drill programs. Analytical laboratories used were the BRGM laboratory in Orleans, France and the OMAC laboratory in Ireland. QA/QC was undertaken by Genalysis Laboratories in Perth, Australia, and SGS Laboratories in France. Laboratory accreditations at the time are not known; all analytical laboratories were independent of NLSD.

During Defiance’s RC and diamond drill programs, the analytical work was carried out by SGS Analab in Kayes, Mali and by Abilab located in Bamako, Mali. Analab is an ISO accredited laboratory whereas Abilab is not ISO accredited. The laboratories were independent of Defiance.

Following Red Back’s acquisition of the Tasiast deposit in August 2007, an on-site SGS Analab sample preparation facility became operational. Prior to that time, samples had been prepared on site by the previous owner’s technical crew members under supervision of senior geological staff. All drill samples since 2007 have been prepared and analysed under contract by SGS on site and by SGS Analab in Kayes, Mali, SGS Analab in Morila, Mali, and SGS in Ouagadougou, Burkina Faso. Laboratories were independent of Red Back. The two SGS laboratories hold ISO9000 accreditations.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

In December 2010, SGS constructed and commissioned a mobile sample preparation facility in Nouakchott, Mauritania, and selected samples were submitted to the facility for preparation. In late 2011, a new on-site SGS preparation and assay laboratory was commissioned at Tasiast, with a capacity of up to 2,000 samples per day. In mid-2012, TMLSA stopped sending exploration samples to the SGS Tasiast preparation laboratory due to quality control concerns. Due to the large volumes of the samples and turnaround time issues, TMLSA started sending samples to nine different accredited laboratories outside the country for sample preparation and assays. These were Actlabs Burkina Faso, ALS Johannesburg, ALS Kumasi, ALS Loughrea, ALS Romania, ALS Vancouver, SGS Kayes, SGS Morila, and SGS Ouaga. In April 2013, ALS Chemex took over the Tasiast laboratory facilities and initiated carrying on the sample preparation and analytical services. All drill hole samples have been prepared and assayed by the ALS Tasiast laboratory.

11.3	Sample Preparation

Midas, Defiance and Rio Narcea RC drill sample preparation involved the entire RC calico sample bag, which was oven-dried for 24 hours and then weighed before pulverizing the entire 2 kg to 3 kg subsample using a Labtecnics LM5 mill. Each core sample was crushed to -10 mm in a jaw crusher, and the entire sample was pulverized to P90 (90% passing) at 75 µm using a Labtecnics LM5 mill. Barren dune sand was used to clean the bowls after every sample. The pulverized material was sampled using a spatula, and two 120 g pulp sub-splits were taken; one packet was prepared for shipment to the assay laboratory and one packet remained on site for future reference. Blanks of dune sand and certified reference standard were then inserted with the field samples.

Sample pulp shipments were conducted on a weekly basis. The samples were transported in secured wood boxes to Nouakchott, where Mauritanian Custom inspected the shipment and released the proper documentation for exportation. The boxes included a sample submission sheet prepared by the laboratory manager. Samples were then shipped by airfreight to SGS Analab.

At SGS Tasiast and SGS Nouakchott, the entire RC and core sample was oven-dried for 24 hours in a cleaned metal dish, weighed and then crushed to 75% passing at 2 mm. At SGS Tasiast, a 1.5 kg subsample was split using a Jones riffle splitter, and pulverized in a Labtech Essa LM2 ring pulverizer using a 2 kg bowl to 85% passing at 75 µm. At SGS Nouakchott, the sample was split once using a Jones riffle splitter and pulverized in a Labtech Essa LM2 ring pulverizer using a 2 kg bowl to 85% passing at 75 µm. Both laboratories took a 200 g subsample for gold (Au) fire assay.

At the SGS Tasiast laboratory and relocated mobile sample preparation facility, the procedure for sample analysis remains unchanged. However, subsample size at the Tasiast laboratory has been increased to 2 kg, to improve the precision of results.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

For RC and core samples processed by SGS Analab in Kayes, samples were stockpiled in a secure area within the Tasiast core facility, and collected by a truck contracted by either Analab or TMLSA for shipment to Kayes. The samples were enclosed and secured in a large tarpaulin and transported directly from the site to the laboratory. The entire core or RC sample was oven-dried for 24 hours and then weighed before pulverization. Samples were crushed to 75% passing 2 mm, and two 1.5 kg subsamples were split using a Jones riffle splitter and pulverized in a Labtech Essa LM2 ring pulverized using a 2 kg bowl to 85% passing at 75 µm. These two pulps were recombined before being subsampled (200 g) for an Au fire assay.

After ALS Chemex took over the laboratory facilities at Tasiast in early 2013, a few changes were introduced at the sampling preparation stage, including:

•	Drying the entire RC or core samples for three to four hours at 105 ºC.

•	Registering the dry weight.

•	Crushing the entire samples 80% passing 2 mm. In November 2013, it was decided to increase the passing to 85% passing 2 mm. Every 20 samples must generate a preparation duplicate.

•	Splitting the samples using a Jones riffle splitter to obtain 1 kg, and pulverizing the samples to 85% passing 75 µm.

•	Taking 200 g for analysis. Every 20 samples must generate a pulp duplicate.

11.4	Sample Analysis

For the samples processed by BRGM on behalf of NLSD, the following methods were used:

•	Roasting (77 Phase 1 samples and all Phase 2 samples)

•	Total attack (hydrofluoric acid and aqua regia);

•	Atomic absorption (AA) analysis, detection limit: 20 ppb Au (Phase 1) and 100 ppb Au (Phase 2).

Check analysis of 74 Phase 1 samples showed no significant variations between roasted and non-roasted samples (Guibal et al., 2003).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

OMAC used the following methods on samples processed for NLSD:

•	Ignition / Aqua Regia Digest / MIBK Extraction / AA on 30 g sample; detection limit: 10 ppb Au; 10% repeats.

•	Fire assay (30 g sample): re-analysis of 903 mineralized samples (Phases 1 & 2) + all samples >1 g/t Au and those <1 g/t Au which were included in mineralized intersections (Phases 3 & 4); detection limit: 10 ppb Au.

All of the sample pulps from the Midas, Defiance and Rio Narcea drill programs were analysed for gold using a 50 g fire assay with an atomic absorption spectroscopy (AAS) finish at both laboratories. The Analab 50 g fire assay/AAS method (FA50) has a lower detection limit of 0.005 g/t Au; Abilab’s lower detection limit is 0.010 g/t Au.

Analab routinely ran random check assays in all batches. However, when the laboratory was notified of possible samples containing high values of gold for the core samples, Analab carried out a fire assay/AAS method, with repeats in some case, as well as fire assay/gravimetric analysis for samples grading greater than 5.00 g/t Au. Analab also provided Defiance with its internal QA/QC data during the analysis period.

For Red Back and TMLSA samples, sample pulps were analysed for gold using a 50 g fire assay with an AAS finish with a detection limit of 0.01 g/t Au. Results higher than 5 g/t Au were re-analyzed by fire assay technique and gravimetric finish. In 2012, TMLSA began gravimetric finishes for gold above 5 g/t, and also began screened metallic fire assays.

11.5	Quality Assurance and Quality Control

Most of the documented QA/QC cited by SRK in 2003 on NLSD samples related to measurements of the analytical errors through pulp duplicates, where two analytical methods (aqua regia: AAS and Fire assaying: FA) are compared (Guibal et al., 2003). No significant problem was detected. In early 2003 a total of 429 pulp samples, collected by staff from TMLSA and representing close to 10% of the mineralized samples within the wireframed resources, along with 54 standards (of values 0.5, 1.66 and 3.22 g/t Au) and 18 blanks were re-assayed by Genalysis. SRK noted that the Genalysis results compared well with the database and standards and blanks were assayed within acceptable limits.

For the Defiance and Rio Narcea drill programs, a total of 21,686 RC sample pulps, including field duplicates, blanks and standards, and 904 diamond drill hole core sample pulps, including field duplicates, blanks and standards, were shipped in 16 batches, of which 14 went to Analab and two went to Abilab. Included within these sample batches were a total of 774 field duplicate samples, each one being a second split from a 1 m interval field sample bag, and 1,136 preparation duplicates, each one being a second split from the pulverized RC and core sample at the preparation laboratory.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The analytical QA/QC program implemented by Defiance was monitored by the routine submission of commercial SRMs purchased from Gannet Holdings Pty. Ltd. of South Perth, Western Australia. SRMs were inserted at every 20th sample and an internally prepared coarse blank sand inserted at every 10th sample within the RC and core sample stream. Field duplicates were collected by the field geologist after the completion of each RC hole and the number of field duplicates on a per RC hole basis was dependent on the length of the hole or equivalent to every 20th sample. Preparation duplicates were selected for every 20th sample number in a sequence and submitted as a separate sample number series on a per batch basis.

In 2011, TMLSA engaged an independent consultant to provide a regular review of the QA/QC data. Issues identified during the early review in September 2011 (Heberlein, 2011), such as switched standards and standard identification, have been corrected and control actions implemented.

Additional actions implemented to address other recognized issues, such as duplicate precision, include the following:

1.	Conducted routine crushing and analyzed pulverized duplicate samples at the majority of the laboratories.

2.	Conducted gradual replacement of three tier-riffle splitters and cone splitters on RC rigs by 50/50 manual riffle splitters.

3.	Established a dedicated group to control and monitor sampling, dispatch and quality control analytical results.

4.	Assigned a Tasiast technician permanently to the on-site Tasiast exploration preparation facility to monitor and control the workflow.

5.	Conducted a routine independent-consultant review of data and laboratory audits.

6.	Reviewed various sample volume and preparation methods that have resulted in larger samples (between 5 kg and 10 kg) collected from RC rigs in 2013.

TMLSA’s QA/QC process before 2012 was as follows:

•	A routine analytical sample ‘field duplicates’ were collected every 20th sample, and submitted in blind sequence.

•	For RC samples, a further representative triplicate sample was routinely collected every 60th original sample in the sequence, and retained for later submission to a third-party, independent referee laboratory.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	Analytical ‘blanks’ were inserted every 20th original sample, and were taken from barren dune sand collected from a source distant from the mine.

•	GANNET, ROCKLABS and GEOSTATS certified reference material, also known as standard reference material (SRM), in pulp form, were selected based on certain ‘resource thresholds,’ and inserted as standards every 20th sample.

•	All QA/QC samples were inserted by the rig geologist at the rig.

•	Grades of standards to be used were selected by the senior geologist and provided to the rig geologist in the rig box.

•	TMLSA submitted 16% routine QC samples within the sample string.

•	Holes were submitted by the rig geologist directly to the on-site laboratory as individual batch jobs, or dispatched from the site to Mali, Burkina Faso and South African laboratories.

•	Started using the certified standard deviation of the mean value for the standard reference material (previously ±10% of mean value), rules for batch pass and failures

In 2012, a QA/QC team was established and became in charge of the sampling protocols, sample transport, sample tracking and reporting.

In 2012, the quality control processes were modified as follows:

•	Analytical ‘blanks’ were inserted every 20th original sample, and were taken from gold barren material (not sand) collected from a source distant from the mine. This material was submitted blind with the samples dispatched, as with other samples. RC blanks were crushed to simulate the RC sample grain size. Diamond drill blanks were used that resembled the diamond drill core size.

•	CANMET, ROCKLABS and GEOSTATS certified reference material in pulp form were selected based on certain resource thresholds, and inserted as standards every 20th sample. (The same as before but stated using CAMMET certified reference material instead of GANNET.)

•	All QA/QC samples were inserted by the QA/QC team in the exploration yard, except the field duplicates that were generated at the drill. Grades of standards to be used were selected by the geologist that logged the RC or DD holes and they were provided by the QA/QC Team. For every batch, TMLSA inserted 16% QC samples within the sample string. Holes were submitted by the QA/QC team directly to the on-site laboratory as individual batch jobs, or dispatched from the site to Mali, Burkina Faso and South African laboratories.

Twice in 2013, 5% of the samples (pulp) were sent to a third laboratory to be checked.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

11.6	Database

All drill hole and geological data in Tasiast has been collected and stored using a variety of software and systems. Not much information exists regarding the way the data was stored at the very beginning prior to Red Back, but a data analysis suggests that the data was collected using spreadsheets and then imported to the 3D software which was used at the time. During this process much of the information regarding assays, such as laboratories and methods used, was lost.

In 2007, Red Back implemented a Relational Database Management System called Fusion, which was developed by Century Systems and later sold to Datamine. The System Architecture for Fusion consists of three different components: A Central Database, Fusion Remote, and Local Databases, but it can be implemented with only two of these components: Central and Locals. Red Back implemented with the second option as shown in Figure 11-1.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 11-1: Representation of different System architectures for Fusion.

Structure Owner
CENTRAL DATABASE
TASIAST
(SQL Server 2008)
LOCAL DATABASE
LOCAL DATABASE
LOCAL DATABASE
LOCAL DATABASE
A

a) Central-Locals Model

b) Central-Fusion Remote-Locals Model

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

After Kinross acquired Red Back Mining in September of 2010, Kinross continued using Fusion as it was used by Red Back. In 2012, Kinross migrated the Tasiast System Architecture to the Central – Fusion Remote – Locals Model, shown in Figure 11-1b, which had already been implemented by Kinross Gold globally. The Central Database (structure owner) was located in Toronto. The sites (Brazil, Chile, Tasiast, Russia) hosted in their local server the Remotes, which were the data owners. In Tasiast, Exploration and Grade Control were sharing the same Remote database. However, in 2014 Technical Services Tasiast separated them in two different databases: Exploration still would have the architecture shown in Figure 11-1b and Grade Control would go back to the architecture shown in Figure 11-1a, with the Central being located in Tasiast.

In January 2018, Kinross replaced Fusion with acQuire, another Relational Database Management System based in SQL. The Exploration Fusion Remote Database was disconnected from the Central database in Toronto and both Fusion databases at Tasiast (Grade Control and Exploration) were migrated and combined into a single database in acQuire. Since acQuire has more robust business rules than Fusion, when there were conflicting data (for example orphan samples, two records in the assay table for the same interval and method), the conflicting records were not migrated.

Assay Database Rebuild

In October 2018, during a validation process of the assay records in acQuire, some issues that compromised the integrity of the data were encountered. The causes of the issues had different origins that had not been detected before. Some of the issues found are listed below:

a.	Lab reports used the wrong Lab job Number in the import file. Since this information was used for QA/QC purposes as explained in Section 12.2, the process could be jeopardized.

b.	Some Labs reported various samples using a different Sample ID than the one in the database. Previous database administrators had manually corrected the Lab report to match the Sample ID in the database instead of requesting the lab to re issue the import file. As many of the reports were some years old, and it would be difficult to request the Lab to re-issue, the Sample ID in the database was changed to match the Lab report and the re-import could be done properly using the original Lab report.

c.	A few samples and assay results had never been imported into the database

d.	Some examples of incorrect Au value

These issues triggered the decision to completely rebuild the assay database.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The rebuild of the assay database was done by re-importing all the lab certificates that were available and then performing the QA/QC to pass or reject assays using the procedure described in the sections above in this same chapter. The re-import of certificates for holes in the West Branch area was completed in March 2019, then the reimport continued with the Piment and Prolongation areas and finishing with the Northern satellites. For records where no Lab certificates were found, the data was migrated from the previous database using a qualifier to denote that the data was not imported from certificates during this phase.

11.7	Sample Storage

Sample pulps are returned from the laboratory in plastic vials or sealed paper envelopes, and these are stored in sealed containers at site. The majority of historic coarse reject samples were not stored, but TMLSA has commenced storing selected mineralized coarse reject material. The remaining half of the drill core is well stored in stacked wooden trays referenced by hole identification number and interval length. Some core intervals have been totally sampled for metallurgical or check (umpire) sampling.

11.8	Sample Security

Following TMLSA’s acquisition of the Project in September 2010, all drill samples collected are under direct supervision of Project staff from the drill rig and remained within the custody of staff up to the moment the samples were delivered to laboratory or placed on contracted trucks for delivery to the Mali laboratory. Samples, including duplicates, blanks and certified reference materials are delivered daily from the drill rig to a secure storage area within the fenced Tasiast core facility.

Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

11.9	Comment on Sample Collection, Preparation, Analysis and Security

In the opinion of the QP, the sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserve estimation and mine planning purposes, based on the following:

•	Data are collected following industry standard sampling protocol

•	Sampling has been performed in accordance with industry standard practices

•	Sample intervals in RC and core drilling comprise a maximum of 1.5 m for core and 1 m to 2 m for RC. Samples are broken at lithological and mineralization changes in the core. Sample intervals are typical of sample intervals used for gold mineralization in the industry, and are considered to be adequately representative of the true thicknesses of mineralization. Not all drill material was sampled in early drill programs

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	The specific gravity determination procedure is consistent with industry-standard procedures

•	There are sufficient specific gravity determinations to support the specific gravity values used in waste and mineralization tonnage interpolations

•	Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus is representative of first-pass exploration sampling

•	Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce prospect-scale and deposit-scale drill data. In general, the drill collar spacing ranges from 25 m x 25 m to 70 m x 70 m

•	Sample preparation for RC and core samples has followed similar preparation procedures. These procedures are in line with industry-standard methods, and suitable for the greenstone- and BIF-hosted coarse-gold deposit style

•	The QA/QC program comprised insertion of blank, duplicate and SRM samples. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold analyses from the RC and core drilling are suitable for inclusion in mineral resource and mineral reserve estimation

•	Sample security has relied upon the fact that the samples were always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility. Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory

•	No factors were identified with the drill programs that could affect mineral resource or mineral reserve estimation

•	Current sample storage procedures and storage areas are consistent with industry standards.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

12.	data verification

A number of verification checks have been performed on data collected from the Project, either in support of technical reports, or as part of the Project feasibility study.

12.1	Verification in Support of Technical Reports

A number of external consultants and consultancies have reviewed Project data, and made recommendations for future work.

SRK 2003

SRK (Guibal, 2003) reviewed the data available in 2003, as part of supporting documentation for the acquisition of Midas by Geomaque, and commented:

•	Although SRK was not involved in the selection and collection of the check samples, the documentation supplied by [Midas] which includes all the analytical results show that the general quality of the sampling/assaying is acceptable and to industry standards;

•	Although the density data originates from a relatively small number of drill holes, there are indications that a single tonnage factor for oxide and for primary, as used in the resource estimates, is a simplification of the true variation with depth.

ACA Howe 2003 and 2007

ACA Howe inspected Defiance’s sample preparation facility, and considered the facility to be reasonably well equipped and maintained, in accordance with acceptable industry standards (Leroux and Puritch, 2003; Leroux et al., 2007).

Midas collected a total of 429 pulp samples of known NLSD drilled mineralized zones in early 2003 (Hyde, 2003). Midas inserted blanks and standards and submitted this sample batch to Genalysis. The Genalysis results compared well with the NLSD assays and the standards and blanks inserted by Midas assayed within acceptable limits.

A comparison of RC and core duplicate samples indicated no major bias across all grade ranges. Howe considered that the degree of scatter shown in graphed data was acceptable for resource estimation purposes. No bias occurred towards the higher-grade original or repeat assays.

A total of 134 one metre interval RC samples from six of Defiance’s RC drill holes and 27 core pulp samples from two Defiance core drill holes were submitted by Howe to ALS Chemex Laboratories in Mississauga, Ontario for check analysis. Upon review of the results, Howe was of the opinion that its independent check assay results confirmed the presence of gold mineralization at Tasiast.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

SNC-Lavalin 2004

Defiance selected mineralized intersections from 30 RC holes covering the four mineralized areas of the Piment Zone, which were sent to Canada for metallurgical test work. SNC-Lavalin (SNC) (Demers et al., 2004) reviewed the drill hole information on the geological sections prepared by Howe and combined the sampled intersections of several drill holes to obtain nine samples considered to be more or less representative for the various mineralized zones and their high and low gold grades. These samples were sent to SGS Lakefield in Ontario, Canada; an ISO/IEC 17025 accredited laboratory for assay. The comparison of the assay results of the initial samples and those from Lakefield was acceptable and showed a reasonable correlation.

SNC representatives collected eight samples of RC drilling chips that had previously been assayed by Analab. These samples were sent to Lakefield for assay. Results showed that gold was present in the indicated mineralized zones even though the correlation was rather erratic due to the statistically low number of samples.

Red Back 2008-2010

Red Back conducted an analysis of the available, historical QA/QC data from Defiance and Rio Narcea as part of the February 2008 resource update comparing all historical data with data generated by Red Back as at February 2008.

The following conclusions were noted (Stuart, 2008):

•	Globally, all of the laboratories used to compile the Tasiast resource have reported the ore grade standards well. On average, 85% of the six +1.5 g/t Au internationally-accredited standard reference materials (SRMs) submitted reported to within an accuracy of +/-10%. The historical pre-Red Back database reported 86%. The Red Back database reported 84%

•	A minor negative bias was repeated in each of the standards tested at each of the laboratories. The negative direction of the standards bias, however, results in a degree of conservatism in the assays reported

•	The <1.0 g/t Au standards performed less well with a range of 67% to 75% of the standards submitted reporting to within +/-10%. The poorer precision and accuracy of the QA/QC data below 1.0 g/t Au is evident across the whole of the resource timeframe

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	Both routine Red Back and pre-Red Back blank submissions performed well, exhibiting only a minor low level <50 ppb Au cross-contamination. Evidence suggests a component of poor blank selection may have contributed to the Red Back higher bias and was noted for further attention

•	The total operational precision (TOP) achieved by Red Back, demonstrated by a percent Median Absolute Half Difference (%MAHD) = ±14% of resource grade assays >0.2 g/t Au, is generally within acceptable limits of a coarse gold deposit such Tasiast. The coarse gold nature of the deposit is apparent within the range of errors expressed by the 90th percentile Absolute Half Difference (AHD) = ± 58%

•	While analysing the historical pre-Red Back duplicate data it was observed that the historical resource data reported similar “nuggetty” duplicate assaying, closely comparative to the RBK data with %MAHD = ±14% and a P90 AHD = ± 50% >0.2 g/t Au. The datasets have equivalent coarse gold features and equivalent assaying precision

•	The imprecision consequent of coarse gold is evident across the entire Tasiast grade profile from 0.2 g/t Au to 10 g/t Au. Clustering of “nuggetty assaying” is often observed in mesothermal greenschist facies, epigenetic, structurally-controlled deposits at the high-grade end of the profile due to the coarse gold being hosted dominantly in the quartz vein materials, the gold being finer, and closer to sulphide lattice within the disseminated selvages

•	Red Back considered the extant of the assay data included in the Tasiast resource data to be accurate and precise to within the inherent, natural coarse grade variation observed in the grade profile of this structurally controlled, sub-amphibolite, BIF-hosted style of gold mineralization.

Review of the blank, duplicate and SRM submissions in 2009 and 2010 (Stuart, 2009; Stuart, 2010) indicated no significant errors or biases in the analytical data. Prior to late 2009 the majority of the field duplicate analyses completed were from non-Greenschist mineralization styles, e.g., Piment iron-formation and West Branch footwall. A total of 16,907 (2009) and 15,929 (2010) QA/QC samples were blindly inserted as part of the routine sample preparation and were submitted for analysis. Red Back concluded that the QA/QC data reported was of industry accepted standards and the assay data was considered reliable for inclusion in the December 2008, 2009 and 2010 resource estimations.

SRK 2013 QAQC Review

In April 2013, SRK conducted a review of the analytical quality control procedures and results for the Tasiast gold project in Mauritania (Chartier, 2013). The objective of the review was to provide an independent analysis of the sampling procedures and a review of the analytical quality control results for the data to be used in resource estimation.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

SRK visited the Project site from October 11 to 15, 2013. SRK also visited a third-party preparation laboratory operated by SGS Minerals in Nouakchott, Mauritania. The purpose of the site visit was to audit project technical data and collect all relevant information for the compilation of the Sample Preparation, Analyses, and Security and Data Verification sections of a technical report. SRK was given full access to relevant data and conducted interviews with Kinross personnel to obtain information on past exploration work and understand the procedures used to collect, record and analyze historical and current exploration data.

SRK reviewed the field procedures and analytical quality control measures used in the Tasiast gold project. In SRK’s opinion, Kinross personnel used care in collecting and managing field and assay exploration data. The sample preparation, security and analytical procedures used by Kinross are consistent with generally accepted industry best practices, and are therefore adequate to support the mineral resource estimation.

A summary of SRK’s main conclusions are:

•	The sampling procedures used meet industry best practices. All borehole sampling was conducted by appropriately qualified personnel under the direct supervision of appropriately qualified geologists. The sample preparation, security, and analytical procedures were consistent with generally accepted industry best practices and are therefore adequate to support Mineral Resource estimation.

•	The paired data results are consistent with results expected from gold mineralization in an epigenetic deposit that is structurally and lithologically controlled.

•	Results from the SRMs are acceptable.

•	The non-certified field blanks consistently returned values at or below the detection limit at most primary laboratories.

•	SRK concurred with Heberlein (2013) that sample preparation procedures are failing to properly homogenize the samples. SRK attributes part of that failure to a prominent nugget effect and notes that control charts display no apparent bias between original and duplicate samples.

•	Much of the analytical data informing the Mineral Resource estimate was derived from several different unaccredited laboratories, including the mine laboratory operated by SGS.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

12.2	TMLSA QA/QC and Data Validation

As part of database migration from Fusion to acQuire, the QA/QC data from 2007 to 2017 for the Guelb El Ghaîcha area, which contains West Branch pit, all Piment and Prolongation pits, and northern satellite deposits (C67, C68 and Fennec), were reviewed in preparation for the 2019 model update. The purpose was to validate all QC assays available in the database since Red Back’s acquisition of the project in 2007 and to ensure that only assays with acceptable QC results are being used for resource estimation. A total of 16 different assay laboratories were involved for the sample analysis in this period. Table 12-1 presents the summary of quality control samples reviewed this time. A total of 44,003 standard assays and a total of 12,261 blank assays were exported from the Tasiast acQuire database for review. Duplicate assays were not included this time because the purpose of the review was to select the assays with acceptable QC results for the resource estimation – duplicate assays present only precision information on each sampling/subsampling stage, which does not provide the pass/fail criteria.

Table 12-1: QA/QC Samples by Laboratory

Laboratory	Standard	Blank	Total
Actlabs Burkina Faso	501	486	987
ALS Chemex Ouaga	675	28	703
ALS Johannesburg	1,951	1,502	3,453
ALS Kumasi	744	669	1,413
ALS Loughrea	439	387	826
ALS Nouakchott	82	84	166
ALS Romania	987	846	1,833
ALS Tasiast	2,703	2,815	5,518
ALS Vancouver	437	287	724
SGS Kayes	17,801	1,368	19,169
SGS Lakefield	5	0	5
SGS Morila	7,966	263	8,229
SGS Ouaga	1,783	99	1,882
SGS TML	7,929	3,427	11,356
Total	44,003	12,261	56,264

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The exported standard and blank assays were grouped and assessed by Lab Job number which is equivalent to sample shipment number. The Lab Job number may contain multiple assay batches. The pass/fail assessment was performed for 5,302 Lab Jobs. The pass/fail criteria applied were ±3 x standard deviation for standards and <=0.05 g/t Au for blanks. A total of 48 different standards and two types of blanks (barren sand and barren pegmatite) were used as QC samples. Among these 48 standards, 16 historical standards that were used from 2007 to 2011 do not have any information on the actual standard code or their standard deviations. A constant standard deviation of 3.33% had been used for these historical standards in QC check and this caused significant number of standard failures due to challenging control limit of 10.0% (3 x 3.33%). A decision was made to re-assign a constant standard deviation of 6.67% for these historical standards considering the acceptable industry practice standard deviation level of 5-7% for gold standard. This resulted in reducing the number of unnecessary QC failures. The average certified standards deviation of all standards including the historical ones was 5.6%, which is well within the acceptable industry practice level mentioned above.

Numerous occasions of QC sample swap have been identified especially during 2008-2012 drilling campaigns when there were challenging number of drills running spontaneously with limited trained work force. The total number of swaps identified was 906, which is equivalent to 1.6% of the all QC samples reviewed. Most of the swaps were easily identifiable in QC chart by the presence of cluster(s) of noticeably different grade value(s) than the certified value (Figure 12-1).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 12-1: Standard Control Plot for Standard G305-2 from SGS Morila

The number of QC sample swaps by year is summarized in Figure 12-2. The number of swaps has decreased to a normal level since the start of the 2013 drilling campaign. The identification of swaps resulted in lowering the QC failure rate significantly.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 12-2: Summary of QC sample swaps by year

In a normal drill campaign, the standards and the blanks that failed QC control were requested to be re-analyzed where a material impact on the reported results was considered. In this case, the failed ones were simply excluded from the resource estimation due to unavailability of the original pulps.

An average accuracy of 98% was achieved for the internationally accredited standards (see Table 12-2). This implies that 98% of the total standard samples submitted to the various laboratories reported within acceptable limit of ±3 standard deviation. The blank samples submitted to the various laboratories reported the similar results - 98% of the samples below 0.05 g/t Au.

According to Heberlein (2013), measurable improvement was observed in the QA/QC procedures since his involvement in the Project, especially in duplicate assays. The improvement has resulted in a measurable increase in the overall precision of the analytical results. Early precision estimates of field duplicate results (containing the total error of sampling, preparation and analysis) showed unacceptably high values for both core and RC duplicate samples. The initial analysis of duplicate results in 2011 determined precisions above 85% range for drill core and above 80% range for RC chips. Improvements to sampling and sample preparation procedures, particularly at the on-site laboratory (TML) have brought the duplicate precision down to the 45% range, which is reasonable for the nugget style of mineralization at Tasiast

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 12-2: 2007-2017 Resource QA/QC Results

Laboratory	Number of Standard	Number of Blank	STD within 3 ∂	BLANK =< 0.05 g/t
Actlab Burkina Faso	501	486	98%	98%
ALS Chemex Ouaga	675	28	97%	100%
ALS Johannesburg	1,951	1,502	95%	94%
ALS Kumasi	744	669	90%	89%
ALS Loughrea	439	387	100%	100%
ALS Nouakchott	82	84	100%	100%
ALS Romania	987	846	100%	99%
ALS Tasiast	2,703	2,815	100%	100%
ALS Vancouver	437	287	98%	99%
SGS Kayes	17,801	1,368	99%	100%
SGS Lakefield	5	0	100%	-
SGS Morila	7,966	263	98%	89%
SGS Ouaga	1,783	99	100%	100%
SGS TML	7,929	3,427	94%	97%
Total	44,003	12,261	98%	98%

Other validation performed on the data at Tasiast included:

1.	Collar coordinates, by comparing the data in the database with the data obtained by the surveyor.

2.	Downhole survey, by plotting the holes in 3D software and checking for any anomalies in the deviations of the holes. Many different instruments for measuring hole deviation in downhole surveying were used at Tasiast. So a ranking of instrument was implemented, giving priority to the instrument with better precision, when multiple instruments were used to survey the same hole. Instruments giving the more accurate reading preceded all other surveys.

3.	Lithology, alteration, mineralization, by comparing the data in the database with the data captured in the logs and correcting a few cases of gaps and/or overlaps.

4.	Assays, by comparing 10% of the results in the database to the results in the original certificates provided by the laboratories.

5.	The validation process was completed by importing the data into Micromine (mining software) and Leapfrog to visually check the validity of the data and to generate a report.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Twin Holes

In 2010 and 2011 TMLSA also twinned three RC holes from the Greenschist zone. In 2010 two twin holes were completed on the lower portion of the Greenschist zone to test for due diligence and variability between RC and core drilling. Results from the work returned a strong to acceptable correlation between mineralized intervals in the RC and core holes. The purpose of the 2011 hole that drilled shallow in the Greenschist zone is to improve understanding of any potential sampling differences between RC and core material. Geological logs between the core and RC drilled in the shallow portion of the zone retuned similar data with lithological units within expectations.

12.3	Comment on Data Verification

The process of data verification for the Project has been performed by TMLSA, Red Back, and personnel of precursor companies, and external consultancies contracted by those companies.

The QP has reviewed the reports and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in mineral resource and mineral reserve estimation.

Data used to support mineral resource and mineral reserve estimates have been subjected to validation, using built-in software program triggers that automatically check data for a range of data entry errors. Verification checks on surveys, collar coordinates, lithology, and assay data have also been conducted. The checks are appropriate, and consistent with industry standards.

Ongoing sample preparation and analytical work is recommended to obtain more acceptable precision from the duplicate samples.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

13.	mineral processing and metallurgical testing

13.1	Mineralogy

The Tasiast mineralization is free-milling and amenable to gold extraction by simple cyanide leaching. The existing mill has been operating since 2008, initially treating oxide banded iron mineralization (BIM) hosted ore yielding a typical gold recovery of 93%. Gold recovery from fresh ore, which forms an increasing portion of the mill feed since 2010, varies between 91% and 93%. A proportion of the gold is coarse and responds well to gravity concentration. Gold mineralization is associated with structurally controlled faults and shears, quartz-veining and silica-flooding. Gold grains observed in the exploration core holes are seen in isolated grains in quartz veins and are closely associated with pyrrhotite. The mineralization has relatively low levels of sulphides, approximately 1% to 5% S, predominantly represented by pyrrhotite and to lesser extents pyrite, arsenopyrite, and chalcopyrite. Other metal contents are low such as silver approximately 1 ppm to 2 ppm, copper approximately 100 ppm, arsenic approximately 10 ppm and very low levels of mercury, less than 0.3 ppm Hg.

13.2	Metallurgical Test Work

The bulk of the metallurgical test work has been done to evaluate the optimum process for the West Branch ore which has become the major source to the processing plant. Major metallurgical sampling campaigns were conducted on the West branch mineralized zone and test work to optimize cyanide addition rate and grinding tests were completed.

Evaluation of West Branch Ore Processing

Four major metallurgical sampling campaigns were conducted on the West Branch mineralized zone as follows:

•	Campaign 1: AMMTEC Pty. Ltd. (AMMTEC)
•	Campaign 2: SGS Canada Inc. (SGS)
•	Campaign 3: SGS, additional boreholes to test for variability
•	Campaign 4: KHD Humboldt Wedag (KDH) and JKTech Pty. Ltd. (JKTech), high pressure grinding roll (HPGR) and comminution tests

A program of waste rock sampling and characterization was also undertaken with core samples selected to represent all rock lithologies and depths.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Test Work Program

Test work was conducted by multiple laboratories and the results from the different laboratories were comparable.

The information generated in the test work programs was sufficient for:

•	Preparation of ore characterization
•	Process selection
•	Process Flowsheet development
•	Production scheduling
•	Expenditure estimates

Summary of Comminution Characteristics

Work was carried out by Ammtec, SGS and JKTech to determine the comminution characteristics primarily of West Branch samples. Tests were performed to assess the variation in comminution parameters and confirm grinding energy requirements for the deeper ore.

All of the samples were checked for their correct lithologies and split into separate lithologies for analysis. The mine plan by lithology is shown in Table 13-1 and comminution parameters obtained from laboratory testwork are in Table 13-2. The majority of the ore will be from the fresh granodiorite intrusives (GDI) and fresh banded iron (BIM) lithologies, with reclamation of the low grade stockpiles in 2024-2025 and again near the end the mine life.

Table 13-1: Mine Plan by Lithology

	Year	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
	Lithology	kt	kt	kt	kt	kt	kt	kt	kt	kt	kt	kt	kt	kt	kt
	Oxides	-	-	-	-	-	-	-	-	68	73	13	15	19	17
	Transition	-	-	-	-	6	10	28	-	190	103	18	52	67	60
Fresh	BIM Fr	4,848	5,412	-	-	33	14	78	-	720	4,215	4,730	2,290	690	610
	GDI FR			7,288	6,889	3,647	1,010	5,424	8,743	7,400	1,469	272	779	1,016	899
	SVC FR			307	298	676	472	2,548	17	83	805	1,544	717	590	522
	FVC Fr	942	1,394	32	56	45	17	330	-	142	352	496	81	106	94
	DYKE FR	-	-	38	76	13	20	126	-	181	59	16	46	60	53
	Stockpiles	-	-	0	864	4,364	7,217	225	-	-	1,684	1,670	4,780	6,236	5,517
	CIL Plant (kt/a)	5,789	6,806	7,665	8,185	8,784	8,760	8,760	8,760	8,784	8,760	8,760	8,760	8,784	7,772

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 13-2: Comminution Characteristics by Lithology

	Lithology	SG	JK Parameters2		Work Indices (kWh/t)				AI
			ta	A x b	DWI	CWI	RWI	BWI
75th Percentile	WB BIM Fr3	3.27	0.26	32.9	10.0	-	-	-	-
	WB FVC Fr	2.68	0.25	26.0	10.4	15.9	25.3	17.1	0.713
	WB GDI Fr4	2.90	0.25	27.6	10.4	17.6	17.2	13.9	0.450
	WB SVC Fr	2.85	0.30	32.4	8.8	16.4	19.2	14.8	0.444
	PIM SVC Fr	2.98	0.31	33.3	8.4	14.6	19.5	15.5	0.265
	PIM BIM Fr	3.31	0.28	34.1	9.6	14.6	19.2	13.3	0.379
Average	WB BIM Fr	3.19	0.30	37.1	8.8	-	-	-	-
	WB FVC Fr	2.68	0.28	29.0	9.4	14.3	23.4	15.9	0.587
	WB GDI Fr	2.86	0.27	29.8	9.7	15.4	15.8	13.4	0.376
	WB SVC Fr	2.82	0.33	35.7	8.1	14.2	18.7	14.4	0.373
	PIM SVC Fr	2.90	0.33	36.4	8.0	14.6	19.5	15.5	0.265
	PIM BIM Fr	3.12	0.30	35.2	8.9	12.7	18.0	12.7	0.312

The semi-autogenous grinding (SAG) mill test work indicates that the ore becomes progressively harder at depth. A typical relationship indicating the trend of increasing SAG mill grinding energy (SAG power index [SPI]) requirement with depth is shown in Figure 13-1.

Figure 13-1: Variation of SAG Milling Power Index with Vertical Depth

2 A x b and ta are parameters in the JKTech Drop Weight Test model. Acronyms for the other parameters in this table are listed in Section 2.5 List of Abbreviations.

3 BIM lithology combines samples previously tested as BIM_FW (footwall) and BIM_HW (hanging wall).

4 Granodiorite intrusives (GDI) were previously referred to as the greenschist (GST) lithology.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The current mine plan does not include mining to below a depth of 500 m, so the effective hardness increase is minimized.

Metallurgical Testing

Metallurgical Test Work Parameters

Extensive metallurgical testing was completed on West Branch samples, twinned hole samples and deeper level variability samples. In general, test work indicated that the ore was amenable to gravity recovery and cyanide leaching, resulting in selection of a flow sheet similar to that of the existing plant. Some of the key parameters that resulted from the test work are:

•	Grind size: 90 µm
•	Gravity recovery: variable, approx. 30% to 50% of gold in feed
•	Leach retention: approx. 24 hours
•	Ore is not preg-robbing
•	Cyanide consumption: 0.7 kg/t

Cyanide Concentrations and Grinding Test Work

The grinding test work results show that gold extraction increases with a finer grind size. Gold dissolution kinetics were enhanced at the finer 80% passing (P80) grind sizes of 90 µm and 75 µm. At the selected grind of 90 µm, test work indicates that the majority of leaching is complete at around 24 hours, as shown in Figure 13-2. Historically, the operating plant has shown 18 hours to be the optimal leach time, which was selected for design. The improved kinetics relative to the test work are likely the result of grinding in process water containing cyanide recycled from the tailings thickener and gravity recovery circuit, which removes coarse slower leaching gold.

The cyanide addition rate has been optimized to a low addition rate. Test work results indicate that cyanide consumption rate as low as 0.5 g/L is possible. Operationally, a cyanide addition rate of 0.7 kg/t is used for CIL.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 13-2: Gold Recovery as a Function of Grind and Leach Retention

Summary of Tests and Recoveries

A compilation of all the relevant tests done, limited to those samples within the currently defined resource, produced the recoveries shown in Figure 13-3.

Figure 13-3: Gold Grade vs. Recovery Relationship

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The figure shows that all of the selected samples leached well, that oxygen enhancement improved leach rate, and that recoveries are between 84% and 94% at a grade of approximately 2 g/t. The recoveries are predominantly above 86%, with a few exceptions that, from a metallurgical perspective, gives high confidence that all the sampled parts of the orebody are amenable to gravity and cyanidation. Comparative tests using oxygen (dissolved oxygen, D.O. = 15-20 mg/L) vs. air (D.O. = 6-8 mg/L) indicate that oxygen increases gold extraction in the range of 0.5% to 1.4%, depending on cyanide concentration.

The trend line made up of representative samples indicates a relationship between head grade and gold recovery, with higher recoveries achieved at higher gold head grades, as expected. The mathematical relationship developed was used to estimate recovery based on the ore grade obtained from the mine plan.

Summary of Thickening Characteristics

AMMTEC performed flocculent screening tests on ground composite samples of West Branch ore using seawater obtained near Perth. Magnafloc MF336 flocculent was selected for subsequent settling tests to optimize flocculent consumption and develop thickener sizing criteria.

Thickening characteristics of deeper level variability samples were determined through Outotec test work in 2010, FLSmidth test work in 2011, SGS Lakefield test work in 2013 and FLSmidth test work in 2013. Outotec investigated the dynamic settling characteristics and determined the thickener sizing criteria. In 2011, FLSmidth conducted sedimentation and rheology testing. SGS conducted dynamic settling tests on a number of composite samples that had been prepared for leaching test work in 2012 and 2013. Based on test work a unit rate of 0.45 m2/t/d was selected for design.

Acid Mine Drainage Characteristics of West Branch Samples

Acid rock drainage (ARD) testing was completed on leach residue generated from the GDI samples in the AMMTEC 2011 follow-up test work program to simulate plant tailings. Results indicated that the leach residues do not have potential acid generating characteristics, but have significant acid consuming capacity (likely due to the carbonate content of each ore composite).

In 2011, a waste rock material characterization program was conducted by URS Scott Wilson and supported by Kinross Tasiast and SRK Consulting. During the study, 154 samples were collected from exploration drilling core of different lithologies to assess the ARD potential. Study results showed that waste rock typically exhibits a significant residual neutralization potential for all the lithologies investigated.

The study results, coupled with the favorable arid climate, lack of surface water and very limited groundwater (no viable groundwater aquifer exists) and a Materials Management Plan indicate low potential for ARD or metal leaching to develop.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

14.	mineral resource estimate

14.1	Mineral Resource statement

The Mineral Resource statement for Tasiast comprises estimates for West Branch, Piment, Prolongation and the satellite deposits Fennec, C67, C68, and C69. Figure 14-1 illustrates the location of the satellite deposits relative to West Branch, Piment and Prolongation.

The Mineral Resources are stated in accordance with the definitions in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). Mineral resources have an effective date of December 31, 2018. The West Branch resources were updated in 2019 by Kinross Technical Services to support the Feasibility study work completed in connection with the Tasiast 24k expansion.

The Mineral Resources were reported below the December 31, 2018 mined surface or topographic surface, using cut-off grades based on a gold price of $1,400/oz, and are constrained using Lerchs-Grossman pit shells. The Mineral Resources are classified as Measured, Indicated or Inferred primarily based on drill spacing and geological continuity. Table 14-1 shows the classified Mineral Resources exclusive of reserves.

Table 14-1: Tasiast Mineral Resource Statement Exclusive of Reserves

Classification	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured	5,593	0.7	126
Indicated	65,086	1.2	2,576
Subtotal M&I	70,678	1.2	2,702
Inferred	6,322	1.9	378

1.	Mineral Resources that are not Mineral Reserves are not required to demonstrate economic viability.
2.	Mineral Resources are reported below the 31 December 2018 mined surface and are constrained using an optimized Lerchs-Grossman pit shell.
3.	Mineral Resources are reported to cut-off grades ranging from 0.45 g/t to 0.55 g/t Au based on a gold price of US$1,400/oz.
4.	The above mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

The main components of the stated Mineral Resource are West Branch (WB), and Piment and Prolongation (PP), which is where all open pit mining has taken place to date. These deposits constitute 92% of the total resource. The remaining 8% of the resource is reported for the satellite projects Fennec, C67, C68W, C68C and C69. Table 14-2 shows the classified Mineral Resources inclusive of reserves by deposit. Table 14-3 lists the cut-off grades used.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-2: Mineral Resource Statement by Area Inclusive of Reserves

Area	Class	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
West Branch	Measured	23,264	1.8	1,380
	Indicated	94,437	1.8	5,583
	M&I	117,701	1.8	6,963
	Inferred	3,813	2.1	253
Piment and Prolongation	Measured	8,586	1.4	398
	Indicated	27,481	1.3	1,190
	M&I	36,067	1.4	1,589
	Inferred	1,241	1.9	77
C67, C68W,C68C Fennec and C69	Measured	0	0.0	0
	Indicated	13,059	1.2	508
	M&I	13,059	1.2	508
	Inferred	1,268	1.2	48
Total	Measured	31,850	1.7	1,779
	Indicated	134,977	1.7	7,280
	M&I	166,827	1.7	9,059
	Inferred	6,322	1.9	378

1.	Mineral Resources that are not Mineral Reserves are not required to demonstrate economic viability.
2.	Mineral Resources are reported below the 31 December 2018 mined surface and are constrained using an optimized Lerchs-Grossman pit shell.
3.	Mineral Resources are reported to a cut-off grade as listed in Table 14-3 based on a gold price of US$1,400/oz.
4.	The above mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Table 14-3: Cut-off grade used (au g/t)

Area	Au g/t
C67, C68W, C68C, Fennec, C69	0.45
Piment and West Branch	0.55

The following sections detail the dataset and methodology used for the preparation of the Mineral Resource estimate. The Piment and Prolongation model remains unchanged from the 2013 Feasibility Study (FS). The West Branch model was updated in 2019 to support engineering studies. The satellite deposits do not provide material contributions to the overall resources, and the associated datasets and block models are therefore not discussed in detail in this report. Unless otherwise mentioned, all discussions in this section pertain to West Branch, Piment and Prolongation only.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-1: Tasiast Satellite Deposits

440000
450000
N'Talfa
Lemden
TEF
ASKAF
TMEIMICHAT
FENNEC
Hwewe
Temiche
C6.7
Prolongation
C6.8
2280000
VNS
C62
Piment
IMKEBDENE
ARL
C6.12
2270000
WB
ERS
WB - South
C6.11
EL GAICHA
C.69
Property Outline
Fence
Main Roads
Area
Moustach
Kilometers
0 1 2 3 4 5
2260000

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

14.2	Database

The Tasiast database is maintained in a acQuire database management system implemented in 2018. Before 2018, data were stored in a Century Systems platform. The data were exported as .csv files.

The dataset for the West Branch, Piment and Prolongation models contained 4,750 drill holes, of which 90% are RC holes and 6.7% were diamond drill holes and 3.3% were RC pre-collars with core tail. The previous resource estimate contained 4,343 holes, so 407 additional holes were available for the models discussed in this report. A summary of the dataset used in this estimate is shown in Table 14-4.

Table 14-4: Summary of Drill Hole Database

Area	No. of Drill Holes	No. of Overlap Drill Holes*	No. of Assay Records	No. of Survey Records	Total Depth (m)
West Branch	2,782	656	465,403	60,765	593,341.34
Piment+Prolongation	2,624	656	304,075	27,488	350,040.22

* to avoid edge effects from the resource estimation process, drill holes were exported from the database with a 200 m overlap on either side of the initial model boundary of 72,325N.

14.3	West Branch Mineral Resource Estimate

The West Branch resource estimate was prepared by Kinross Technical Services. Geologic and estimation domains were prepared using a combination of Micromine and Leapfrog Geo software. Micromine was used to prepare assay data for geostatistical analysis and construct the block model. Isatis software was used for geostatistical analysis of raw and composited drill hole assay data, variography and to estimate metal grades.

West Branch Data Preparation

The .csv files were imported into Micromine and checked in 3D for inconsistencies. No errors were detected. In the export, missing assays value are reported as -999. Assay values below detection limit are reported as half detection limit.

Most of the drilling is reverse circulation (72% of total samples) while the remainder is either diamond core (6% of total samples) or diamond with reverse circulation pre-collar (22% of total samples). To assess the impact of volume variance on the assay values for the different sample support, drilling data were paired (5.0 m and 10.0m) and QQ plots of paired data were constructed. Both sample types display the same distribution and therefore, both were merged into one dataset for estimation.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The WB drill hole dataset contains many missing assays of various interval lengths. To allow for consistent treatment of the missing intervals, in particular at the compositing stage, all assays were classified by the database team based on length. After review, it was decided to assign the background value of 0.0025 g/t (half the lowest detection limit seen at WB) to all missing assays with interval lengths less or equal to 2.0 m. A length threshold of 2.0 m was chosen because the majority (98%) of assays are of equal length and measure 1.0 m. Statistics of the raw length-weighted assays before and after addition of the latter missing intervals were reviewed. The resulting dilution is not material, and the background value assignment will ensure more consistency in compositing length and will avoid numerous smaller composite intervals.

West Branch Wireframes

Four sets of wireframes were used for estimation: lithology, redox, structure and mineralized domains. Geology wireframes were generated in Micromine based on sectional interpretations every 25.0 m for lithology and 100.0 m for structure. Redox solids and grade shells used as mineralized domains were built via implicit modeling in Leapfrog Geo. All wireframes are based on logging information and pit mapping data where available.

The lithological wireframes and the redox surfaces were used for density assignment.

Lithologies

Table 14-5 summarizes the codes used in the block models and provides a brief description of each lithology.

Table 14-5: Lithology codes

Code	String	Description
10	Dyke	Mafic Dyke
20	RSPRLT	Saprolite and Talus (overburden)
30	GDI	Diorite
40	BIM	Banded Iron and Magnetite Formation
50	FVC	Felsite
60	SVC	Epiclastic Unit

Mineralization

Lithology, structure and grade were assessed for use as estimation domains. Key tools to evaluate the domains were exploratory data analysis, contact analysis and variography.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The estimation domains were derived from lithology and indicator kriging. The indicator shapes were used to constrain mineralization hosted in the footwall sediments. Table 14-6 describes the mineralization domains.

Table 14-6: West Branch Estimation Domains used for grade estimation

Code	String	Description
1	GDI	Diorite, lithology solids as modelled from logging
2	FVC	Felsite, lithology solids as modelled from logging
3	BIF and SVC FW	Sediments, footwall, solids as modelled from logging
4	BIF and SVC HW	Sediments, hanging wall, solids as modelled from logging
1041	1041	Indicator shape to model structurally controlled mineralization within the sediments footwall. Straddles two lithologies: BIF and SVC.
1061	1061	Indicator shape to model structurally controlled mineralization at the contact FVC - sediments footwall. Straddles three lithologies: FVC, BIF and SVC.

In addition to the estimation domains mentioned above, two additional domains were created for compositing and capping (Table 14-7).

•	Domain 10 - High grade shell (> 2.0 g/t gold) internal to the GDI mineralization. The high grade (HG) mineralization displays a lens geometry that pinches and swells as shear zones link up and depart from each other. The grade shells were constructed in Leapfrog using the production data as a guide for scaling where no production was available. This sub-domain was used primarily for visualization and capping (a more conservative capping value was used for the low grade GDI mineralization).
•	Domain 5 – Post-mineral dyke. This domain was used for compositing to ensure that the dyke intervals were not included in the mineralization composites. The dyke dilution is later accounted for in the block model by applying a dilution factor to the estimated grade, based on the percentage of dykes in the estimated block.

Table 14-7: West Branch Mineralization Domains used for EDA

Code	String	Description
10	GDI High grade lenses	High grade lenses built using a 2.0 g/t cut off
5	Dyke	Dyke lithology solids as modelled from logging

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Redox

The Upper and lower transition material were modelled together on the basis that visual logging cannot discriminate these materials consistently, and that their metallurgical differences are not considered material. Table 14-8 summarizes the redox codes that were used to code the redox variables in both block models.

Table 14-8: Redox Codes for West Branch

Code	String	Description
1	Oxide	Oxide material
2	Transition	Transition (Upper and lower)
3	Fresh	Lower transition

Figure 14-2 and Figure 14-3 illustrate the lithology and mineralization domains in plan and section view.

West Branch Exploratory Data Analysis

Compositing and Descriptive Statistics (Capped and Uncapped)

The majority of the assay intervals (98%) are of equal length and measure 1.0 m. To reduce the variability and ensure same support, assays were composited using a 4.0 m compositing length. Composites honoured the mineralized domain boundaries as presented in Table 14-6. The composites were not broken down on mineralization domains 1041 and 1061 to include some dilution on the edges of the domains. The small intervals (< 2.0 m) resulting from the compositing were merged with the preceding composite.

Table 14-9 and Table 14-10 summarize statistics by mineralized domain for length-weighted raw data and composited data.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-2: West Branch Plan Views of lithology and mineralization domains

Plan View
RL 95m
72000Y
71000Y
47000X
1
2
3
4
5
1041
1061
N
100 0 100 200 300 400
Lithology
Mafic dyke
Siltstone and Greywacke (SVC)
Banded Iron Formation (BIF)
Felsite (FVC)
Diorite (GDI)

Note: Domain 10 is not visible as it does not crop out at elevation 95 m

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-3: West Branch Looking North section of lithology and mineralization domains

Table 14-9: WB length weighted raw assays statistics by domain

Code	Description	Count	Mean Grade (g/t)	Standard Deviation	Coefficient of Variation
1	GDI (excl. high grade lenses)	55,828	0.861	2.230	2.590
10	GDI high grade lenses	9,248	1.172	5.148	1.234
2	FVC	151,303	0.164	1.309	8.003
3	Sediment FW	82,607	0.200	1.854	9.292
4	Sediment HW	129,019	0.152	0.975	6.427
1041	Sediments FW indicator solid 1	8,705	0.669	2.034	3.043
1061	Sediments FW indicator solid 2	17,223	1.036	3.040	2.933

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-10: WB composite grade statistics by domain

Code	Description	Count	Mean Grade (g/t)	Standard Deviation	Coefficient of Variation
1	GDI (excl. high grade lenses)	14,178	0.875	1.388	1.587
10	GDI high grade lenses	2,316	4.046	3.593	0.888
2	FVC	38,509	0.163	0.824	5.044
3	Sediment FW	21,716	0.201	0.950	4.734
4	Sediment HW	34,263	0.152	0.674	4.445
1041	Sediments FW indicator solid 1	2,232	0.664	1.050	1.582
1061	Sediments FW indicator solid 2	4,431	1.0286	1.7078	1.660

Outlier Management and Capping Strategy

The capping analysis was completed on composited data (4.0 m). The capping was assessed in two parts:

(i)       Theoretical – capping was assessed via several methods: log probability plot, histogram and disintegration analysis. Then, the different outcomes were averaged. In parallel, capping analysis was completed on the raw assays. The output statistics, of the 4 m composites capped on raw assays, were compared to the 4 m composites capped on composites. Both distributions are similar, which gives confidence in the capping values chosen. For each domain, the 3D distribution of the cut values was reviewed to ensure that the capped samples were not clustered and represented true outliers.

(ii)       Reconciliation with Ground Truth model - The capping values in part (i) were later reviewed and homogenized to the values presented in Table 14-11. As a result, 929 gold assays were capped. These values represent 0.79% of the entire sample population.

The capping was implemented by capping assay grades to the selected values after compositing. The raw assays statistics are presented in Table 14-11. The results of composting are presented in Table 14-12.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-11: WB Au Capping Analysis (on 4m composites assays)

		Recommended Cap		Summary Statistics, Au g/t of 4.0 m composited assays
Code	String	Au g/t	Count	Count	%Data	Mean	Maximum	CV
1	GDI	3	667	14,178	12.1	0.874	44.923	1.59
10	GDI high grade lenses	10	58	2,316	2.0	4.046	123.295	0.89
2	FVC	6	71	38,509	32.7	0.163	57.783	5.04
3	BIF and SVC FW	6	16	21,716	18.5	0.201	124.123	4.73
4	BIF and SVC FW	6	59	34,263	29.1	0.152	36.218	4.45
1041	1041	6	10	2,232	1.9	0.664	28.598	1.58
1061	1061	6	48	4,431	3.8	1.029	45.00	1.66
*	GLOBAL		929	117,645	100	0.371	124.123	4.12

Table 14-12: WB composite grade statistics by domain

Code	Description	Count	Mean Grade (g/t)	Standard Deviation	Coefficient of Variation
1	GDI (excl. high grade lenses)	14,178	0.777	0.852	1.098
10	GDI high grade lenses	2,316	3.875	1.978	0.511
2	FVC	38,509	0.148	0.426	2.881
3	Sediment FW	21,716	0.193	0.387	2.007
4	Sediment HW	34,263	0.143	0.492	3.450
1041	Sediments FW indicator solid 1	2,232	0.637	0.674	1.058
1061	Sediments FW indicator solid 2	4,431	0.960	1.058	1.102

Contact Profiles

Contact profiles were generated to confirm the grade interpolation limits along the domain contacts. Contact plots were generated between all domains.

Based on the analysis, all contacts were treated as hard boundaries, with the exception of the contact between the Sediments FW and Sediments FW – indicator solids (1041 and 1061) that was treated as semi-soft. That is, blocks within the indicator solids were estimated using composites from the indicator solids and surrounding Sediments FW domain. Whereas, blocks within the Sediments FW domain were estimated using composites from that same domain only.

West Branch Variography

Variography was performed for each domain individually with the exception of domains 1041 and 1061. Both were modelled with domain 3 to ensure enough data support. Variography was completed in Isatis. Experimental variograms were calculated from the capped declustered composites and the modelling was conducted on non-transformed data. The variograms have been modelled with as few structures as possible – a nugget and 2 spherical structures. The nugget was obtained from down hole variograms of the 4 m composites. The results are presented in Table 14-13 and Table 14-14. For each domain, the orientation of the variography was checked visually against the mineralization’s orientation.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-13: WB Variogram parameters

		Ranges in direction
Structure	Sill (% of variance)	1	2	3
Domain 1 – GDI
S1 – nugget	0.33 (14%)
S2	0.5 (22%)	115	40	27
S3	1.49 (64%)	395	200	90
Domain 2 – FVC
S1 – nugget	0.078 (59%)
S2	0.024 (18%)	75	70	8
S3	0.03 (23%)	180	125	50
Domain 3 & 1041,1061 – Sediments FW and indicators
S1 – nugget	0.035 (22%)
S2	0.065 (41%)	100	70	10
S3	0.06 (38%)	155	115	60
Domain 4 – Sediments HW
S1 – nugget	0.03 (25%)
S2	0.018 (15%)	80	50	12
S3	0.07 (59%)	150	85	50

Note: the sills were automatically normalized at the support correction stage.

Table 14-14: WB Variogram global rotations

Global rotation	Azimuth (°)	Dip (°)	Pitch (°)
Domain 1 – GDI	344	43	152
Domain 2 – FVC	348	38	90
Domain 3 & 1041,1061 – Sediment FW	344	45	155
Domain 4 –Sediment HW	358	43	160

West Branch Block model set up

The West Branch block model was constructed in the Tasiast Mine grid system and is a regular (X=10, Y=10, Z=10) non-rotated block model. The model was built using a combination of Micromine and Isatis for wireframe coding, geostatistics and estimation. Elevation of the WB model is using the mining datum, such that Z = Z UTM real elevation + 5,000 m.

PP 2013 model and WB 2019 model overlap between northing 73,510 m and 73,500 m. The WB 2019 model overwrites the PP model in that area.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

West Branch Grade Interpolation

Gold grades hosted within the GDI (domain 1) were estimated via Localized Uniform Conditioning (LUC).

LUC was chosen at West Branch for the following reasons:

•	Uniform Conditioning (UC) is a non-linear geostatistical technique designed to estimate recoverable resource. It should be considered when the selective mining units (SMU) are too small compared to the data spacing. This is the case for the West Branch deposit where the deposit drill spacing is on average 30x30 m down to 100x100 m in the deeper part of the ore body and the SMU dimensions are 10x10x10 m (XYZ). Linear estimators such as Ordinary Kriging (OK) could be used in this case, but only to estimate larger blocks (panels), approximately one-third to one-half the size of the drill spacing. When used to estimate smaller blocks (SMU), OK will produce smoothed and conditionally biased estimates.

•	Within broad mineralization zones, the grade architecture at West Branch is gradational rather than mosaic, i.e., there is a transition between high grades and low grades, rather than extremely sharp contacts.

The LUC method is a two-stage technique. UC provides the probability distribution of the SMU within the panels but not their individual spatial location within the panels. Then, the UC grade-tonnage curves are localized onto each SMU within the given panel.

Based on drill spacing, the panel size was chosen as 40x40x10 m (XYZ). The WB SMU is 10x10x10 m (XYZ)

Table 14-15 presents the interpolation strategy used for estimating the GDI mineralization (domain 1).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-15: WB GDI OK (Panel and SMU) neighborhood parameters

Domain code (lith)	Search distances ¹	Search orientation ²	Min sample	Max sample	Max sample/hole	Boundary ᶟ	Discretization Panel/SMU (X;Y;Z)
1 (GDI)	(200;120;30)	(344;43;152)	5	12	3	Hard	(20;20;4)/(6;6;4)

Notes:

1.	(X; Y; Z)
2.	Rotation around (X; Y; Z)
3.	Boundary between ore domains and waste was treated as hard meaning when estimating a given domain only composites from that domain can be used.

The remaining domains were estimated via Ordinary Kriging (OK). Table 14-16 summarizes the interpolation strategy that was used. High yield restriction was implemented to reduce the influence of high grade mineralization, known to be erratic, in the sediment domains (2, 3, 4 and 1061, 1041). Table 14-17 shows the parameters used.

Table 14-16: WB OK parameters used to estimate domain 2, 3, 4 and 1031, 1041

Domain	Search distances ¹	Search orientation ²	Min sample	Max sample	Max sample/hole	Boundary ᶟ	Discretization (X;Y;Z)
2	(200;180;50)	(348;38;90)	5	12	3	Hard	(6;6;4)
3	(200;120;30)	(344;45;155)	5	12	3	Hard	(6;6;4)
4	(200;120;30)	(358;43;160)	5	12	3	Hard	(6;6;4)
1041-1061	(200;120;18)	(344;45;155)	5	12	3	Semi –soft with domain 3	(6;6;4)

Notes:

1.	(X; Y; Z)
2.	Rotation around (X; Y; Z)
3.	Boundary between domains were treated as either (i) hard, which means that when estimating a given domain only composites from that domain can be used or (ii) semi -soft for domains 1041 and 1061 with domain 3 meaning that when estimating domains 1041 and 1061, only samples from 1041/1061 and domain 3 are used. When estimating domain 3, only samples from domain 3 were be used.

Table 14-17: High yield restriction applied to sediments mineralization

Domain	High yield restriction
2	30 m @1g/t
3	30 m @1g/t
4	30 m @4g/t
1041-1061	30 m@3g/t

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

After interpolation, estimated gold fields for all six domains were merged into one unique gold field and dyke dilution was applied using the fraction of the blocks intersected by the dyke solids with half the lowest detection limit seen at WB (0.0025 g/t).

West Branch Bulk Density Modeling

A total of 26,940 density values have been collected for Tasiast. Density has been assigned in the block model based on lithology and oxidation. Statistics for each of the density domains are shown in Table 14-18.

West Branch Mineral Resource Classification

The Mineral Resources are classified under the categories of Measured, Indicated and Inferred, in accordance with CIM Definition Standards (CIM, 2014). Classification of the resources reflects confidence in grade continuity, as a function of many factors, including primarily assay data quality, QA/QC procedures, quality of density data, and sample spacing relative to geological and geostatistical observations regarding the continuity of mineralization. Where available, reconciliation of the resource against production data was also used.

Measured resources were defined based on a nominal drill spacing of 35.0 m. Indicated resources were categorized based on a nominal drill spacing of 70-80 m down to 60.0 m where only sediment mineralization was present. The remaining interpolated blocks within 150.0 m of the nearest composite were classified as Inferred resources. Blocks estimated using data beyond 150.0 m were not classified as mineral resources.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-18: Density Values Assigned to Models - g/cm3

			PP	WB
Code	Lithology	Oxide	Density	Density
10	DYKE	oxide	2.79	2.81
		upper transition	2.84	2.89
		lower transition	2.89
		fresh	2.89	2.98
20	RSPRLT	oxide	2.54	n/a
		upper transition	2.72	n/a
		lower transition	2.83
		fresh	n/a	n/a
30	GDI	oxide	n/a	2.38
		upper transition	n/a	2.72
		lower transition	n/a
		fresh	n/a	2.87
40	BIMHW	oxide	2.37	2.80
		upper transition	2.88	2.89
		lower transition	2.88
		fresh	3.26	3.27
40	BIMFW	oxide	2.52	2.53
		upper transition	2.77	2.85
		lower transition	2.85
		fresh	3.02	3.18
50	FVC	oxide	2.19	2.15
		upper transition	2.57	2.64
		lower transition	2.64
		fresh	2.72	2.68
60	SVC HW	oxide	2.54	2.46
		upper transition	2.72	2.65
		lower transition	2.81
		fresh	2.81	2.90
60	SVC FW	oxide	2.54	2.35
		upper transition	2.72	2.64
		lower transition	2.81
		fresh	2.81	2.76

Note: In 2019, the lower and upper transition domains were merged into one domain for the WB model update.

Figure 14-4 illustrates the resource classification codes in the block model.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-4: WB Resource Classification

Plan View looking down at 5,005 m RL (mining convention) North Looking section at 71,535N. The resource pit outline is shown for reference as a grey line. The codes are: 1 Measured, 2 Indicated, 3 Inferred and 4 unclassified.

73000Y
72000Y
71000Y
70000Y
200 0 200 400 600 800m
N
W
E
class
1
2
3
4

West Branch Block Model Validation

The WB model was validated as follows:

1.	Interpolation validation—global comparison (comparison of declustered composites and block grades, global and by domain)
2.	Sectional validation—blocks versus composites
3.	Swath plots
4.	Comparison to Discrete Gaussian Model (DGM)
5.	Comparison to Grade Control Model, Ground Truth Models and previous resource models

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Interpolation Validation—Global Comparison

Declustered data via nearest neighborhood estimation were compared with the block model. Results are shown in Table 14-19. The difference between the declustered data mean and the estimated capped grade is 1% for the GDI mineralization (which contains the bulk of the metal). For the secondary domains – 2, 3 and indicators 1041 and 1061 – the difference is more significant and the estimate systematically understates the overall grade. This is an expected result and reflects the estimation methodology implemented. These domains have typically underperformed when mining and a more restrictive estimation methodology has been applied through High Yield Restriction. This method limits the spreading of HG and better predicts the erratic nature of the mineralization. The 11% difference for domain 4 applies to a very low grade. The comparisons were completed over a volume well informed by drilling.

Table 14-19: Global Metal comparison for West Branch

Estimation domain	aucap¹	aucapNN²	Metal at risk³
1	1.593	1.605	-1%
2	0.116	0.128	-10%
3	0.208	0.221	-6%
4	0.048	0.043	11%
1061 and 1041	0.884	0.953	-7%

Notes:

1.	aucap estimated via LUC for domain 1 and OK for domains 2, 3, 4 and 1041, 1061, before applying dyke dilution
2.	Declustered grade estimated via NN. No dyke dilution applied;
3.	Difference of LUC model grade with the declustered data grade relative to the declustered data grade

Sectional Validation—Blocks versus Composites

Interpolated block grades, resource classification, geological interpretation outlines and drill hole composite intersections were verified on screen in plan and in vertical section. No issues were identified in the visual validations. For areas of dense drilling the estimated blocks are directly comparable to the composite values.

Figure 14-5 illustrates the reconciliation.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-5: West Branch cross-sections looking north

showing drill-hole composites and block gold grade.

Section 71,360N
Looking North (15m step)
Dyke
As-built December 2018
$1,400 pit shell
GDI
5000Z
4750Z
47000X
47250X
Gold (gpt)
0.00 to 0.50
0.50 to 0.70
0.70 to 1.00
1.00 to 2.00
2.00 to 2.50
>= 2.50

Section 71,690N
Looking North (15m step)
As-built December 2018
$1,400 pit shell
GDI
5000Z
4750Z
46750X
47000X
47250X
47500X
Gold (gpt)
0.00 to 0.50
0.50 to 0.70
0.70 to 1.00
1.00 to 2.00
2.00 to 2.50
>= 2.50
20 0 20 40 60

Notes: Red lines are for visualization only and represent 2.0 g/t HG shell (domain 10) for capping purposes. Orange line represents the GDI lithology solids (domain 1).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Swath Plots

Swath plots are commonly used as a block model validation tool as they provide a graphical comparison of key modeling outputs such as the number of composites, composite grades, raw grades, and block grades for various interpolation methods.

Swath plots (or trend reproductions) were produced for the block model and the declustered composites by domain. There are no issues with the swath plots, i.e., the composites and the estimates match in easting, northing and level.

Figure 14-6 shows the swath-plots for the GDI mineralization.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-6: Swath plots of grade trends

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Comparison to Discrete Gaussian Model (DGM)

The LUC estimate was compared (by domain) to the Discrete Gaussian Model (DGM)[5] and the OK estimate on SMU support (Figure 14-7). The DGM was prepared in Isatis using Point Anamorphosis (based on the capped declustered composites), the variogram model and an SMU assumption of 10x10x10 m.

The grade-tonnage curve comparisons between the LUC and DGM are within ± 5% for tonnes and grades at all cut-off between 0.0 and 2.5 g/t. As expected, the UC corrected the smoothing seen in the OK estimate and results are close to the “true” distribution (DGM).

Figure 14-7: Grade-Tonnage curves

Comparison of recoverable tonnage and average grade of gold between LUC (red lines) and direct kriging estimate at the SMU support (black lines) against the “True distribution” DGM (green lines).

Domain 1 - GDI
Tonnage (%)
120
100
80
60
40
20
0
Grade au (gpt)
4
3.5
3
2.5
2
1.5
1
0.5
0
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
1.9
2
2.1
2.2
2.3
2.4
2.5
COG au (gpt)
Tonnage LUC
Tonnage DGM
Tonnage OK SMU
Grade LUC
Grade DGM
Grade OK SMU

Comparison to Grade Control Model, Ground Truth Models and Previous Resource Models

The best method of validation is to compare the resource model to production. West Branch production history and the grade control practices routinely implemented there via reverse circulation drilling allowed reconciliation of the WB model against grade control data.

5 The Discrete Gaussian Model (DGM) is a theoretical distribution at SMU support.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The WB resource model was coded by the end of month production shape for the two-year period January 2017- December 2018, and was reconciled against the grade control (GC) model for that period. In addition, it was reconciled against ground truth models built in parallel with the resource model using grade control data. The WB resource model was also compared to previous iterations of the resource model from 2013 and 2016. Figure 14-8 illustrates the evolution of resource modelling and shows the comparison against production data. The findings are as follows:

•	The 2019 WB model is within ±10% of the grade control model on a yearly basis for cut-offs ranging from 0.0 g/t to 1.5g/t.

•	The 2019 WB model is within ±15% of the grade control model on a quarterly basis for cut-offs ranging from 0.0 g/t to 0.7 g/t.

•	For cut-offs above 0.7 g/t up to 1.5 g/t, the WB model is within ±15% of the grade control model on a quarterly basis for all quarters except two. Quarters outside of ±15% correspond to months where the top part and edges of the interpreted high grade lenses are mined. Due to the wide drill spacing of the exploration drilling vs. the scale of the lenses, the resource model is not able to accurately predict the boundary location of the high grade lenses.

•	The 2019 WB model reconciles better than the previous resource estimates both on a quarterly and annually basis and for gold cut off ranging from 0.0 g/t to 1.5 g/t. The LUC technique allows better prediction of the local variability of the ore body’s grades. In particular, the 2019 WB resource model predicts more dilution where the high grade lenses are expected to split up and is overall lower grade on the edges of the high grade lenses (Figure 14-8). As mentioned above, the high grade mineralization has lenses that pinch and swell. This lens geometry is apparent in all three resource modeling iterations (dated 2013, 2016, 2019). However, when comparing the WB 2013 and 2016 model with production data the continuity of the HG lenses is over predicted in both models. Both models predicted two distinct high grade lenses of grade above 2.0 g/t (black line on Figure 14-8). On the other hand, production data breaks the HG lenses into three smaller lenses (white line on Figure 14-8).

In summary, the 2019 resource model for WB aligns well with the grade control model at the economic cut-off and within the core of the high-grade mineralization. On the edges of the high-grade mineralization, it is expected that the WB resource model may underperform. This will be mitigated by grade control drilling the area well in advance of production and by using the GC model for short term planning.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-8: Evolution of resource models and comparison with production data

2013 WB Resource model
As-built pit Jun 2018
5000Z
4750Z
30k Resource shell
2013 Resource model
Au assay (gpt)
>2
1.5 -2
1.1 - 1.5
0.7 - 1.1
0.5 -0.7
0 - 0.5
Looking North 71480
2018 WB Grade Control model
As-built pit Jun 2018
30k Resource shell
August 2018 GC model
Au assay (gpt)
>2
1.5 -2
1.1 - 1.5
0.7 - 1.1
0.5 -0.7
0 - 0.5
Looking North 71480
Plunge 00
Looking North
0 50 100 150 200
2016 WB Resource model
As-built pit Jun 2018
30k Resource shell
2016 Resource model
Au assay (gpt)
>2
1.5 -2
1.1 - 1.5
0.7 - 1.1
0.5 -0.7
0 - 0.5
Looking North 71480
Plunge 00
Looking North
0 50 100 150 200
2019 WB Resource model
As-built pit Jun 2018
Dilution where lenses are expected to split up
5000Z
Overall, lower grade on the edges
30k Resource shell
2019 Resource model
Au assay (gpt)
>2
1.5 -2
1.1 - 1.5
0.7 - 1.1
0.5 -0.7
0 - 0.5
Looking North 71480

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14.4	Piment and Prolongation Mineral Resource Estimate

The Piment and Prolongation resource estimate was prepared by Kinross Technical Services and T. Maunula & Associates Consulting Inc.. Geologic and estimation domains were prepared using Gemcom GEMS 6.4.1 desktop software. Sage was used for variography.

Piment and Prolongation Data preparation

Before conducting statistical analyses, all data were imported into GEMS software (for Piment and Prolongation) and a check on the database was performed to search for any obvious errors, such as negative values and overlapping sample intervals.

A visual check of the drilling against the most recent topographic surface revealed that the majority of collars are set to the surface. However, some drill holes were noted above the topographic surface, and this was deemed a consequence of poor topographic resolution and the variable elevation arising from the mining operations.

Assay values less than the detection limit were assigned a value half of the lower detection limit value, which depending on the laboratory, was commonly 0.003 g/t Au or 0.005 g/t Au.

Piment and Prolongation Wireframes

Three sets of wireframes were used for estimation: lithology, redox and mineralized domains. Lithology and Redox wireframes were generated in GEMS based on sectional interpretations every 25.0 m. All wireframes were based on logging information and pit mapping data where available.

The mineralized domains were the basis for grade estimation, the lithological wireframes were used for density, and the redox surfaces were used to assist with density assignment.

Lithologies

Table 14-20 summarizes the codes used in the block models and provides a brief description of each lithology.

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Table 14-20: Lithology codes

Code	String	Description
10	Dyke	Mafic Dyke
20	RSPRLT	Saprolite and Talus (overburden)
30	GDI	Diorite
40	BIM	Banded Iron and Magnetite Formation
50	FVC	Felsite
60	SVC	Epiclastic Unit

Mineralization

Lithology, structure and grade were assessed for use as estimation domains. Key tools to evaluate the domains were exploratory data analysis, contact analysis and variography.

The mineralization domains were constructed using a 0.1 g/t Au threshold value. This value defines contiguous grade envelopes around the vein and structural styles of mineralization. Table 14-21 describes the mineralization domains.

Table 14-21: Piment and Prolongation Mineralization Domains used for estimation

Code	String	Description
10	Dyke	Mafic Dyke, Barren
240	PN	Piment North, >0.1 g/t Au
250	PCMAIN	Piment Central - Main Zone, >0.1 g/t Au
260	PCWEST	Piment Central - West Zone, >0.1 g/t Au
270	PSNMAIN	Piment Main extensions, >0.1 g/t Au
310	PRO2B	Prolongation, >0.1 g/t Au
320	PRO2A	Prolongation, >0.1 g/t Au
330	PRO1C	Prolongation, >0.1 g/t Au
340	PRO1B	Prolongation, >0.1 g/t Au
350	PRO1A	Prolongation, >0.1 g/t Au

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Redox

Table 14-22 summarizes the redox codes that were used to code the redox variables in the Piment and Prolongation block models.

Table 14-22: Redox Codes for Piment and Prolongation

Code	String	Description
1	Oxide	Oxide material
2	UT	Upper transition
3	LT	Lower transition
4	Fresh	Fresh material

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Figure 14-9 and Figure 14-10 illustrate the lithology and mineralization domains in plan view and section for both deposits.

Figure 14-9: Piment and Prolongation Plan Views of lithology and mineralization domains

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-10: Piment and Prolongtaion Looking North section of lithology and mineralization domains

FS2013PP: 72356N - DOMCODE

46600.0 E
46800.0 E
47000.0 E
100.0Y
0.0Y
-100.0Y
-200.0Y
-300.0Y
-400.0Y
10400.0X
10500.0X
10600.0X
10700.0X
10800.0X
10900.0X
11000.0X
11100.0X
11200.0X
DOMCODE
10 120
110 120
120 130
130 140
140 150
150 160
160 170
170 180
180 210
210 220
220 230
230 240
240 250
250 260
260 270
270 310
310 320
320 330
330 340
340 350
350 360

Piment and Prolongation Exploratory Data Analysis

Outlier Management and Capping Strategy

The capping analysis was completed on raw length weighted assays. It included a visual review of the probability plots, a statistical assessment of the 97% and 99.9% percentiles, and decile analysis using the Parrish method. A summary of the analysis and the recommended capping levels is shown in Table 14-23. As a result, 154 gold assays were capped. These values represent 0.17% of the entire sample population. Capping was applied because a visual review of the outliers did not identify a spatial constraint or sufficient drill density to constrain the overestimation of the outliers.

The capping was implemented by capping assay grades to the selected values before compositing.

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Table 14-23: PP Au Capping Analysis (on length weighted raw assays)

		Recommended Cap		Summary Statistics, Au g/t of length weighted raw assays
Code	String	Au g/t	Count	Count	%Data	Mean	Maximum	CV
10	DYKE	1.0	16	5,698	6.5	0.021	7.700	7.21
210	WBEXTEAS	100.0	1	5,431	6.2	0.501	154.000	5.88
220	WBEXTWES	15.0	3	1,551	1.8	0.438	18.900	3.11
230	PSSMAIN	60.0	6	19,885	22.6	0.733	88.900	3.13
240	PN	35.0	5	2,809	3.2	1.555	119.000	2.78
250	PCMAIN	35.0	64	25,165	28.6	1.219	118.000	3.03
260	PCWEST	35.0	29	13,520	15.3	0.663	166.000	5.09
270	PSNMAIN	20.0	16	9,234	10.5	0.714	83.300	3.15
310	PRO2B	18.0	6	645	0.7	0.548	28.200	4.12
320	PRO2A	9.0	2	524	0.6	0.278	21.100	4.27
330	PRO1C	35.0	3	1,276	1.4	1.275	49.300	3.02
340	PRO1B	10.0	1	315	0.4	0.264	20.300	4.92
350	PRO1A	50.0	2	2,072	2.4	1.014	57.000	3.04
*	GLOBAL		154	88,125	100	0.857	166.000	3.58

Piment and Prolongation Compositing and Descriptive Statistics

Upon examination of the raw sample length statistics, a composite length of 2.0 m was chosen. The composites honoured the mineralized domain boundaries as presented in Table 14-24 and Table 14-25.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-24: PP Uncapped Gold Composite Grade Statistics by Domain

Code	String	Count	Mean Grade (g/t)	Standard Deviation	Coefficient of Variation
10	DYKE	3735	0.025	0.121	4.843
210	WBEXTEAS	2997	0.531	2.120	3.994
220	WBEXTWES	916	0.481	1.093	2.274
230	PSSMAIN	11067	0.760	1.777	2.337
240	PN	1515	1.592	3.474	2.182
250	PCMAIN	14367	1.246	3.123	2.506
260	PCWEST	7082	0.668	2.532	3.790
270	PSNMAIN	5169	0.735	1.723	2.345
310	PRO2B	502	0.807	2.062	2.554
320	PRO2A	357	0.376	1.129	3.001
330	PRO1C	673	1.325	3.113	2.349
340	PRO1B	214	0.337	1.042	3.088
350	PRO1A	1346	1.272	2.679	2.106

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 14-25: PP Capped Gold Composite Grade Statistics by Domain

Code	String	Count	Mean Grade (g/t)	Standard Deviation	Coefficient of Variation
10	DYKE	3735	0.022	0.065	2.977
210	WBEXTEAS	2997	0.521	1.801	3.458
220	WBEXTWES	916	0.477	1.070	2.243
230	PSSMAIN	11067	0.757	1.712	2.263
240	PN	1515	1.552	3.022	1.947
250	PCMAIN	14367	1.203	2.634	2.188
260	PCWEST	7082	0.629	1.985	3.154
270	PSNMAIN	5169	0.709	1.411	1.989
310	PRO2B	502	0.768	1.866	2.429
320	PRO2A	357	0.352	0.873	2.482
330	PRO1C	673	1.305	2.974	2.280
340	PRO1B	214	0.306	0.787	2.572
350	PRO1A	1346	1.268	2.640	2.082

Piment and Prolongation Contact Profiles

For PP, no soft boundaries were identified and only a single firm contact relationship was identified, as most of the domains were not in contact with adjoining domains. All contacts in PP were implemented as hard boundaries.

Piment and Prolongation Variography

Variogram models were developed using SAGE2001 software. Directional sample correlograms were calculated along horizontal azimuths of 0, 30, 60, 120, 150, 180, 210, 240, 270, 300 and 330 degrees. For each azimuth, sample correlograms were also calculated at dips of 30 degrees and 60 degrees, in addition to horizontal correlograms. Lastly, a correlogram was calculated in the vertical direction (-90 degrees). The model was fitted to reflect geological knowledge and grade continuity of the deposit.

All conventions follow those of the Cartesian coordinate system. For example, the Z axis will be vertical with values increasing upward, if the system of axes is oriented so that:

•	The X axis runs east-west with values increasing to the east
•	The Y axis runs north-south with values increasing to the north

A positive dip angle is measured upwards from the horizontal, whereas a negative dip angle is measured downwards from the horizontal.

The order and direction of the rotations around the three axes are given by the following (in each case the direction is given by the right-hand rule):

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	The first rotation is around the Z axis.
•	The second rotation is around the rotated Y axis.
•	The third rotation is around the rotated Z axis.

Table 14-26 summarizes the variogram results for the capped 2.0 m Au composites for PP. All correlograms were spherical models consisting of a nugget and two structures.

Table 14-26: PP Gold Grade Correlogram Models

Domain	Nugget	Sill	Rot. Z	Rot. X'	Rot. Z'	Range Z'	Range X'	Range Y'
10	0.150	0.800	2	-50	0	15.0	25.0	20.0
		0.050	4	-33	-3	150.0	250.0	70.0
210	0.500	0.465	-9	49	9	5.9	8.5	20.1
		0.035	-12	-52	6	191.9	292.2	14.3
220	0.200	0.600	16	36	-41	10.0	20.0	60.0
		0.200	-45	-49	33	250.0	150.0	40.0
230	0.250	0.578	-18	19	13	7.4	23.7	29.6
		0.172	28	-43	-20	156.4	392.4	27.6
240	0.350	0.396	-14	48	94	3.2	24.3	16.2
		0.254	13	73	-3	97.8	73.9	7.3
250	0.150	0.689	4	-18	-59	8.5	18.5	11.1
		0.161	63	-23	-43	70.2	330.2	26.1
260	0.400	0.500	5	17	56	7.5	8.4	36.7
		0.100	-83	93	19	154.6	26.8	40.0
270	0.350	0.475	18	11	31	4.5	21.9	28.0
		0.175	36	-49	-24	83.8	177.9	27.8
310 320	0.250	0.600	34	49	32	10.0	10.0	15.0
		0.150	50	-96	71	125.0	200.0	100.0
330 340/350	0.300	0.570	15	-14	-15	10.0	15.0	25.0
		0.130	22	-26	-12	225.0	180.0	40.0

Piment and Prolongation Block model set up

The Piment and Prolongation model was constructed in the Tasiast Mine grid system and is a regular (X=5, Y=5, Z=5) non-rotated block model. The model was built in GEMS for wireframes coding, geostatistics and estimation. Elevation of the PP model is using the UTM real elevation.

Piment and Prolongation Grade Interpolation

Piment and Prolongation block model was estimated via Ordinary Kriging (OK). Nearest Neighbour (NN) and Inverse Distance Squared (ID2) was also used to aid to validation.

The following interpolation strategy was implemented:

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

For the ID2 and OK interpolation methods, two passes were used. For the first pass, a minimum of seven composites and a maximum of 18 composites were used and a constraint of three composites per drill hole was imposed. This had the combined effect of estimating all blocks with a minimum of two drill holes. For the second pass, the same composite selection parameters were maintained, with the exception of using a minimum of four composites.

For the NN estimate, one pass was used, which reflected the second pass interpolation parameters used for ID2.

Piment and Prolongation Bulk Density Modeling

Lithology and state of oxidation were used to determine the appropriate density values from Table 14-18. These values were then assigned to the domains in the block model using simple manipulation scripts in Gemcom.

Piment and Prolongation Mineral Resource Classification

The same methodology described for West Branch was applied for Piment and Prolongation.

The Measured resources were defined based on a nominal drill spacing of 25.0 m. Indicated resources were categorized based on a nominal drill spacing of 50.0 m, and the remaining interpolated blocks within 120.0 m of the nearest composite were classified as inferred resources. Blocks estimated using data beyond 120.0 m were not classified as mineral resources.

Figure 14-11 illustrates the resource classification codes in the model.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 14-11: PP Resource Classification

Plan view looking down at 5m RL and looking north section at 75,035N. The codes are as follows: 1 Measured, 2 Indicated, 3 Inferred and 4 Unclassified. The resource pit outline is shown for reference as a grey line in section.

47500X
77500Y
75000Y
200 0 200 400 600 800m
N
47500X

46250X
46500X
46750X
47000X
250Z
W
E
class
1
2
3
4
0Z
0Z
-250Z
-250Z
20 0 20 40 60 80m
46500X
46750X
47000X

Piment and Prolongation Block Model Validation

The validation checks described for West Branch were also used for the Piment and Prolongation model.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

15.	mineral reserve estimate

The Mineral Reserve for the Tasiast open pit mine was estimated using a planning model derived from the 2019 resource models for West Branch (WB) and FS2013 resource model for Piment (PM), as discussed in Section 14.

The 24 kt/d pre-feasibility reserves, effective December 31, 2018, were estimated using the mine planning block model and applying a gold price of $1200/oz, a CIL processing cost of $23.18/t, selling costs of $63.84/oz and a base mining cost of $2.30/t, excluding incremental haulage. The reserve estimate includes material contained within the final pit design that can be extracted and processed economically. Reported reserves are solely based on the Measured and Indicated mineral resource classifications which correspond to Proven and Probable reserves classifications shown in Table 15-1.

Table 15-1: Reserve Estimate Effective December 31, 2018

	Tonnes	Grade	Ounces
Classification	(000’s)	(Au g/t)	(000’s)
Proven	26,258	2.0	1,653
Probable	69,891	2.1	4,705
Reserve Stockpile	24,689	1.1	850
Total Reserve	120,838	1.9	7,207

5.	Mineral Reserves are reported to a cut-off grade of 0.7 g/t Au for CIL based on a gold price of US$1,200/oz less 5% gross royalty, process cost includes sustaining capital and G&A.
6.	Stockpile balances above the reserve (0.7 g/t) cut-off grade is considered as reserve.
7.	The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects".
8.	These updated estimates are different from those reported in the 2018 fourth quarter and year-end results news release dated February 13, 2019 and the Company’s Annual Information Form dated March 31, 2019, and reflect changes resulting from the feasibility study work completed in connection with the Tasiast 24k expansion. For further information (including other assumptions (which remain unchanged), see the Company’s Annual Information Form dated March 31, 2019, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

15.1	Basis of Reserve Estimate and Pit Optimization

An economic pit shell generated at a gold price of $1200/oz, with cost criteria, metallurgical recoveries, geologic and geotechnical considerations guides the final pit design. The economic pit shell used to define the final pit limits was created using Datamine’s NPV Scheduler software (NPVS). NPVS uses the Lerchs-Grossman (LG) algorithm to define blocks that can be mined at a profit. The program then creates an economic shell based on the following information:

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	Starting topography
•	Overall slope angles by rock type
•	Metallurgical recoveries by mineralization and rock type and oxidation state
•	Geologic grade model with gold grades, density, lithology and mineral types
•	Process (including rehandle) and mining costs
•	Incremental vertical bench mining cost
•	Downstream costs, such as gold refining, freight and marketing
•	Sustaining capital for future equipment replacements

The Mineral Reserve Estimate was prepared using the December 31, 2018 topography and the parameters detailed in Table 15-2.

Table 15-2: LG Optimization Parameters

LG Parameter	Cost / Assumption	Unit
Piment (PM) Mining Cost	2.30	US$/t
PM Haulage Increment Bench (5 m)	0.020	US$/t

West Branch (WB) Mining Cost	2.30	US$/t
WB Haulage Increment Bench (10 m)	0.020	US$/t

Process Cost	14.81	US$/t ore
Site Admin	5.71	US$/t ore
Sustaining Capital	1.66	US$/t ore
Stockpile Re-handle	1.00	US$/t ore

Gold Price	1200	US$/oz
Selling cost	63.84	US$/oz

Royalties	5.00	%
Payable	99.95	%
Discount rate	5	%

Mineral Reserves are stated within an ultimate pit design at cut-off grades that are based on the process type, operating costs and metallurgical recovery.

Slope parameters based on geotechnical considerations were applied to the pit design along with ramps and geotechnical catch benches, and subsequently used to generate overall slope angles. The overall slope angles used in pit optimization are shown in Table 16-3 and Table 16-4.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Gold recovery is determined by ore type and process method. The gold recovery is calculated from the information in Table 15-3 where gold grade is expressed in grams per tonne (g/t).

Table 15-3: Process Recoveries

Facility	Ore Type	Gold Recovery (%)
CIL	Oxide/Fresh mineralization	Recovery % = 1.2579 x ln(gold grade g/t) + 91.838

The mine operating costs used for pit optimization include ongoing major mine equipment capital costs. The mine equipment sustaining capital was used in the economic model to simulate mine capital expenditures when generating the economic pit.

The top-down discount method was used during pit optimization. This is a procedure based on multiplying the block value by a discount factor that is a function of the annual cost of capital, an estimate of the average annual vertical advance rate of mining, and the relative depth of the block. This method simulates the actual mine plan discounted cash flow that is burdened with up front stripping costs and aids in the selection of a higher value pit.

15.2	Comment on Mineral Reserves

John Sims, AIPG Certified Professional Geologist, has certified that, to the best of his professional judgment as a QP (as defined under NI 43-101), the Mineral Reserve and Resource estimates have been prepared in compliance with NI 43-101, including the CIM Definition Standards incorporated by reference, and conform to generally accepted mining industry practices.

The results of the economic analysis to support Mineral Reserves represent forward-looking information that is subject to a number of known and unknown risks. These uncertainties and other factors may cause actual results to differ materially from those presented here. Areas of uncertainty that may materially impact mineral reserve estimation include:

•	Commodity price and exchange rate assumptions;
•	Capital and operating cost estimates; and
•	Geotechnical slope designs for pit walls.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

16.	MINING METHODS

16.1	Mining Operations

The Tasiast gold mine is located in northwestern Mauritania, approximately 300 km north of the capital Nouakchott and 160 km east-southeast of the port city of Nouâdhibou. The Tasiast Permit Area is in the Inchiri and Dakhlet Nouâdhibou Districts.

The mine site is located in a remote part of the Sahara desert, consisting largely of flat barren plains covered by stony surface with some sand and soil, interspersed with occasional sand dunes and upstanding outcrops of bedrock. The average elevation is approximately 130 masl (metres above sea level). Vegetation is sparse and consists primarily of grasses and occasional acacia trees. The climate is Saharan with an average rainfall of 30 - 40 mm per year, most of which falls from July to September. The climate is hot most of the year ranging from 10°C to 45°C and experiences strong prevailing NE-SW winds from the Sahara and occasional reverse SW-NE winds from the Atlantic.

The main ore hosting lithology is a Granodiorite Intrusive (GDI) with lesser contributions from the FVC (Felsic Volcaniclastic) and BIM (Banded Iron Magnetite). The orebody strikes at about 350° and dips easterly at about 50°, true width is about 40 m.

Ore and waste rock is mined in 10 m benches by conventional open pit methods primarily from the West Branch pit (Figure 16-1). Tasiast currently operates a load and haul fleet of 46 Cat 793D (220 t) trucks, five Komatsu 785 (92 t) and five Cat 6060 shovels plus two RH340B excavators. Blasting techniques, including presplit and buffer hole blasting, are employed to protect the pit walls. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional CIL circuit to produce gold bullion. Gold recovery averages 93%. Tailings slurry from the CIL process is currently pumped to the tailings storage facility 4 (TSF4).

Commercial production of gold at Tasiast began in January 2008, and 2,283 k oz has been produced up to the end of 2018.

Ore and waste rock is mined by conventional open pit methods from two pits (West Branch and Piment). Prior mining has taken place in West Branch, Piment and several other smaller pits at Tasiast. From late 2010 when Kinross acquired the property to the end of 2018, a total of 595 million tonnes of material have been mined from various pits, including 53 million tonnes in 2016, 75 million tonnes in 2017 and 87 million tonnes in 2018.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-1: West Branch Pit – North End

The current mill operates at approximately 15 kt/d. Ore is fed directly from the mine and stockpile to the primary crusher. Sub-grade material is stockpiled adjacent to the ROM (Run of Mine) pad for later treatment.

Cut-offs are based on the net block value and cut over grades applied during scheduling. Applying cut-over grades during scheduling ensures that the highest-value materials are routed to the CIL process over time. Lower-grade materials are routed to stockpiles. All materials below the cut-off are sent to waste destinations. The grades and potential destinations used for strategic planning are shown in Table 16-1.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-1: Material Routing

Grade Bin (g/t)	Identification	Potential Stockpile
1.5+	High grade (HG)	High grade stockpile
1.1-1.5	Medium grade (MG	Medium grade stockpile
0.9-1.1	Low grade (LG)	Low grade stockpile
0.7-0.9	Marginal	Marginal Stockpile
0.4-0.7	Mineralized Waste	Mineralized Waste Dump

Loading and hauling requirements will be met by maintaining the current existing operating mine fleet to support the processing expansion case to 24 kt/d. Estimates of future equipment utilization is based on current operating practices, general and site experience, and takes into consideration:

•	Operation of several mining faces simultaneously to meet the long-range schedule and requirements

•	Use of large-scale mining equipment to lower operating costs

•	Use of well-proven and advanced mine equipment technologies to improve performance

•	Use of component replacement and preventive maintenance practices to minimize major equipment failures

•	Design of constraints to accommodate the selected fleets in both direct production and support roles.

The existing shovel and haul truck fleets will be used for the duration of mining and no replacement of this equipment is anticipated. Equipment life has been projected from actual operating hours, with estimates of future usage based on the mine plan. The current mining fleet at Tasiast is shown in Table 16-2.

Table 16-2: 24 kt/d Total Mobile Equipment Schedule

Mobile Equipment	Units Available in 2019	LoM Peak
Haulage
Cat 793D	46	39
Komatsu 785	5	5
Loading
Cat 6060	5	5
Bucyrus RH340	2	2
Komatsu PC 1250	4	3
Cat 994	2	2
Drills
DR580	4	4
Bucyrus SKFX	8	6
Atlas PV 235 (10 m)	2	2

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

16.2	Mine Design

The Tasiast final pit designs consist of a series of pits that extend along a strike length of approximately 8 km. The configuration of the mining area is shown in Figure 16-2. Only West Branch is actively being mined during 2019.

Geotechnical Considerations

Historically, the project has been broken into two geotechnical zones where the Piment Zone is north of approximately 72,000 N and the West Branch Zone is south of 72,000 N. Overall pit slope angles and inter-ramp angles for the Piment Zone were initially determined by Scott Wilson Mining UK (Scott Wilson) in 2009 and subsequently optimized by Stacey Mining Geotechnical Ltd (Stacey) in 2011. The slope angles that are applied at Piment are shown in Table 16-3.

Golder Associates, the engineer of record for Tasiast, generated the slope design parameters for West Branch as summarized in Table 16-4. These slope parameters are based on the assumption that appropriate practices in dewatering or depressurization, drilling and blasting and movement monitoring are effectively implemented and carried out.

Kinross Technical Services reviewed and recompiled Rock Mass Rating (RMR) data in 2017. The data indicated that the rock mass quality in the Lower Transition zone is in the same range as that in the Fresh zone as shown in Figure 16-3. After consultation with Stacey Mining Geotechnical Ltd, a modification to the Bench Face Angle (BFA) for the Hanging Wall was recommended and the proposed BFA was 70o with a calculated Inter-ramp Angle (IRA) of 52o.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-2: Plan View of Tasiast pits

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-3: Geotechnical Design Parameters, Piment Zone

Zone	Depth (m)	Wall(s)	Bench Face Angle (°)	Inter-Ramp Angle (°)	Total Bench Height (m)	Berm Width (m)
Oxide	0 - 10	All walls	60	39	10	6.5
Transition	10 - 50	West wall (FW)	50	34	10	6.5
		All other walls	65	42
Fresh	> 50	West walls (FW)	50	38.5	20	8.5
		East walls (HW) and end walls	75	55

Table 16-4: Geotechnical Design Parameters - West Branch Zone

Zone	Depth (m)	Azimuth	Bench Face Angle (°)	Inter-Ramp Angle (°)	Total Bench Height (m)	Berm Width (m)
Oxide	0 - 30	330° to 210°	60	39.2	10	6.5
		210° to 330°	45	31.2
Upper Transition	30 - 60	330° to 210°	65	41.9	10	6.5
		210° to 330°	45	31.2
Lower Transition	60 - 100	330° to 210°	70	52	20	8.5
		210° to 330°	45	35.1
Fresh	>100	330° to 210°	75	58.3	30	10.5
		210° to 330°	45	36.5

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-3: Rock Mass Rating vs Depth (all West Branch data).

Pit Design

The basis for the final pit design is an optimized economic shell generated using the NPVS software package. The economic pit shell used to define the final pit limits was created using Datamine’s NPV Scheduler software (NPVS). NPVS uses the Lerchs-Grossman (LG) algorithm to define blocks that can be mined at a profit. Cut-off grade and pit limits developed in NPVS were defined using the criteria outlined in Table 16-5. Adjusted overall slope angles were used to define the slopes in NPVS. This adjustment is used to address the placement of ramps within the mined area. Only measured and indicated resources were used to define this limit. Sensitivity analyses were carried out comparing the affects of high and low ranges for various inputs on ore tonnes and contain gold oz. Inputs tested were gold price, mining cost, processing cost, recovery and slopes. See Figure 16-4 and Figure 16-5 for the sensitivity spider charts.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-4: Sensitivity Analysis – Ore Tonnes

Figure 16-5: Sensitivity Analysis – Contained Gold

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-5: LG Optimization Parameters

LG Parameter	Cost / Assumption	Unit
Piment (PM) Mining Cost	2.30	US$/t
PM Haulage Increment per Bench	0.020	US$/t

West Branch (WB) Mining Cost	2.30	US$/t
WB Haulage Increment per Bench	0.020	US$/t

Process Cost	14.81	US$/t ore
Site Admin	5.71	US$/t ore
Sustaining Capital	1.66	US$/t ore
Stockpile Re-handle	1.00	US$/t ore

Gold Price	1200	US$/oz
Selling cost	63.84	US$/oz

Royalties	5.00%
Payable	99.95%
Discount rate	5%

The detailed mine design used to define reserves was based on key considerations that include:

•	compliance with the geotechnical recommendations slope angle set out by the geotechnical studies for haul road widths and maximum effective grades for operation with the existing fleet

•	bench height that is safely manageable with the existing fleet of Caterpillar 6060 face shovels and RH340 excavators

•	minimum allowable mining width for practical mining with the existing shovel fleet

•	pit exits that are close to material destinations, the stockpiles, waste destinations and the primary crusher location

•	options that provide for two or more operational ramps to increase the flexibility and viability of the mining layout

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Inter-ramp slopes – Inter-ramp slopes are based on geotechnical recommendations outlined in Subsection 7.2 and vary according to the slope sector involved. Inter-ramp slope angles range from 31° to 55° based on the criteria. The inter-ramp angles and the bench face angles were adhered to for the pit and phase designs. Catch benches for the design vary based on bench face angles and ultimate bench height. The overall design slopes include access ramps and follow the same criteria used in the LG cone calculation.

Bench height – The design operating bench height is 10m. The final pit walls in West Branch will be triple benched where it is permissible, resulting in a bench height of 30m with intervening catch benches. Piment will be double benched, resulting in a 20 m bench height with the appropriate catch benches.

Minimum mining width – A phased approach was taken as an optimization strategy to improve the mining sequence. Efforts were made to maximise mining width where possible. Where mining widths indicated by the selected LG shells were too narrow to safely or effectively mine, the phase walls were pushed out to the final pit design.

Access – Dual lane haul roads for the current design are 32.5 m wide in West Branch. Ramps are designed on a 10% grade and do not exceed that grade. Intersections and switchback curves are designed without grade (flat) wherever possible. Two main haul roads exit the West Branch. These haul roads split to minimise haul times between different destinations. A third ramp exits the pit at the northern end of the WB pit. Haul road profiles are shown in Figure 16-6. Haul road dimensions are shown in Table 16-6.

Figure 16-6: Haul Road Profile

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-6: Double-Lane Haul-Road Dimensions

Road Attribute
Safety berm (SB)	4.6 m
Space between truck and safety berm (STB)	3.8 m
Truck width (TW)	7.6 m
Space between trucks (ST)	3.8 m
Space between truck and ditch (STD)	3.8 m
Ditch width (DW)	1.0 m
Ramp width	32.5 m

Detailed pit design work was completed using MineSight software. This MineSight Pit Design Tool uses design parameters contained within the 3D block model to ensure compliance to the geotechnical parameters. Final designs have remained unchanged from those designs used to report mineral reserves as at December 31 2018 in March 2019.

A cross-section of the West Branch pits is shown in Figure 16-7. This section illustrates how the pushback sequencing targets high ore zones while minimizing the waste stripping requirements during the early pushbacks.

Figure 16-7: 24 kt/d West Branch Pushbacks Below End of December 2018 Topography

Waste Dumps

Waste rock is used for haul road and tailings dam construction as needed. The existing road network is well developed, and requires continued maintenance. Additional roads will also be required throughout the life of the mine. These roads will be constructed using the current mining and support mining fleets.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Dumped waste material comprises weathered and unweathered rock. Blasted weathered rock is finely graded, including clay-silt fines. The unweathered rock is strong and massive and, when blasted, is coarsely graded, including boulders that can require secondary blasting prior to loading.

As the climate is arid and there is no permanent surface water and very limited groundwater, there is low potential for acid rock drainage (ARD). However, any potential ARD issue will be mitigated by ensuring that material that is identified as potentially acid forming (PAF) will not be dumped on the outer shell of the waste dumps.

The dump design is based on 20 m high lifts with a maximum overall effective slope of 2H:1V (27° Overall slope angle). The maximum dump height is currently limited to 100m total vertical height. The dumps will be accessed by 35 m wide dual-lane ramps at a 8% gradient. Track bulldozers will be used to assist the haulage fleet to facilitate proper dump construction, including grading the top of each lift away from the pit to direct any rainwater run-off and placing coarsely-graded, unweathered rock on final dump faces.

The waste dumps are located within the footprints of previous studies and require no modification to the current permitting.

There are two waste dumps along the east and west sides of the Piment Pit and two waste dumps along the east and west side of the West Branch pit (Figure 16-2). Based on the 24k t/d study mine plan, the waste dumps will require 400 Mt of capacity after 2019. The current permitted waste dumps have excess capacity relative to the current mine requirement.

16.3	Schedules

Pushback Sequences

Phased pushbacks were developed to optimize the mining sequence (Figure 16-8). Five pushbacks were developed for the West Branch pit, WB1 and WB2 have been completed, and WB3 will be completed in Q3 2020. Piment consists of two phases located around the current Piment Central Pit.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-8: Phases in Plan View

Mine Production Rate

The mining rate was optimized to feed the CIL plant at the rates outlined in the project schedule. The plant expands from the current capacity of approximately 15 kt/d (Phase One expansion completed in 2018) to 21 kt/d at the end of Q4 2021, and 24 kt/d at the end of Q2 2023. The forecast mining rate is 50 Mt/a and 55 Mt/a in 2022 and 2023 respectively increasing to approximately 79 Mt/a in 2024 (Figure 16-9). This mining profile delays waste mining and leverages fleet capacity in 2024. Material is reclaimed from stockpile as required.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-9: Mining Rate by Pit

Scheduling Constraints

The constraints used to generate the schedule are presented in Table 16-7.

Table 16-7: Scheduling Constraints

Constraint	Description
Mining Capacity	In most periods, the maximum mining capacity allowed in the schedule was calculated based upon the existing mining equipment fleet. The existing mining fleet is composed of 46 Cat 793D haul trucks and 7 Cat 6060 mining shovels. Some periods in the mine schedule were limited to lower mining rates to improve project economics.
Sinking Rate	A maximum sinking rate of nine 10m benches per year was applied to both West Branch and Piment mining areas.
Stockpiles	Four stockpiles were used for mine scheduling: high grade (>1.5gpt), medium grade (>1.1gpt), low grade (>0.9gpt), and marginal (>0.7gpt)

Mine Production Schedule

The distribution of equipment across the pits, phases and benches results in variable production rates using the same fleet. As such, the total material moved varies year over year (Table 16-8). The mining schedule was optimized with a maximum of 45 Caterpillar 793 haul trucks and a maximum of 5 Komatsu 785 haul trucks.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-8: Total Material Moved by Pushback over the LoM

Year	WB3 (Mt)	WB4 (Mt)	WB5 (Mt)	Piment (Mt)
2020	4.6	81.5	0.0	0.0
2021	0.0	72.3	0.0	0.0
2022	0.0	29.0	21.0	0.0
2023	0.0	17.0	37.9	0.0
2024	0.0	6.2	73.0	0.0
2025	0.0	0.0	58.2	0.0
2026	0.0	0.0	48.4	0.0
2027	0.0	0.0	39.2	0.0
2028	0.0	0.0	21.2	25.0
2029	0.0	0.0	5.0	48.4
2030	0.0	0.0	0.0	34.3
2031	0.0	0.0	0.0	6.6

The life of mine production schedule is shown in Figure 16-10 and Table 16-9. Mining of the West Branch pit continues throughout 2026. Mining in Piment is resumed in 2028 and ends in 2031. The 24 kt/d expansion has an overall strip ratio of 6.5:1.

Figure 16-10: West Branch LoM Schedule

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-9: 24 kt/d Case Mine Production Schedule

	West Branch			Piment			Total
	Ore	Gold	Waste	Ore	Gold	Waste	Mined
	Thousand t	g/t Au	Thousand t	Thousand t	g/t Au	Thousand t	Thousand t
2020	7,979	1.86	78,136	-	-	-	86,115
2021	10,052	1.94	62,199	-	-	-	72,252
2022	9,577	2.36	40,423	-	-	-	50,000
2023	9,542	2.35	45,311	-	-	-	54,853
2024	6,012	2.21	73,180	-	-	-	79,192
2025	1,943	1.16	56,220	-	-	-	58,163
2026	6,184	1.78	42,176	-	-	-	48,359
2027	14,499	2.48	24,655	-	-	-	39,154
2028	6,619	2.09	14,561	107	1.16	24,893	46,180
2029	1,560	1.46	3,450	4,333	1.34	44,026	53,369
2030	-	-	-	7,330	1.61	27,012	34,341
2031	-	-	-	2,271	2.24	4,315	6,587
LOM	73,967	2.14	440,312	14,041	1.63	100,246	628,566

Notes:
1. Mine production schedule is based on the reserve pit designs.
2. Excludes ore tonnes and gold ounces in starting stockpile mined pre-2020

The process plant currently operates at 15 kt/d, with the plant expected to reach 21 kt/d in Q4 2021 and then 24 kt/d in mid 2023. Table 16-10 shows the process plant feed schedule by year.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-10: 24 kt/d Case Process Plant Feed Schedule

	CIL Process Plant
	Ore	Au Grade	Contained Gold	Gold Recovery
	Thousand t	(g/t)	Thousand oz	(%)
2020	5,789	2.36	440	93.5%
2021	6,806	2.31	505	92.9%
2022	7,665	2.71	668	93.5%
2023	8,185	2.70	711	93.2%
2024	8,784	1.97	557	92.8%
2025	8,760	1.28	359	92.0%
2026	8,760	1.56	439	92.6%
2027	8,760	3.20	902	93.4%
2028	8,784	2.13	601	92.9%
2029	8,760	1.23	345	92.2%
2030	8,760	1.48	418	92.5%
2031	8,760	1.18	333	92.4%
2032	8,784	0.81	228	91.6%
2033	7,772	0.81	202	91.6%
LOM	115,128	1.81	6,708	92.9%

Notes:

1.	Process plant feed schedule includes ore tonnes and gold ounces mined pre-2019, processed from stockpile.

Once mining operations have been completed in 2031, the CIL plant will continue processing the low-grade stockpiles that will have developed over the course of mining.

Stockpile Evolution

The stockpiles will be used in conjunction with the operating cut-off grade strategy to add value to the project and aid in sequencing the pit. Generally, the stockpiles will be reclaimed during periods where the material mined in the pit is of lower grade than the stockpiled material. The high-grade stockpile will be reclaimed first, followed by the medium-grade stockpile. The low-grade and marginal stockpiles will be consumed at the end of the mine life. Stockpile evolution over LoM is presented in Figure 16-11.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-11: Stockpile Evolution over the LoM

16.4	Mine Equipment

Haulage Estimates

Selection of the mining equipment at Tasiast is based on the current mining fleet on site. The larger fleet of equipment includes Caterpillar 6060 excavators (also referred to as RH340s) paired with Caterpillar 793D haul trucks. The smaller fleet consists of Komatsu PC1250 excavators in a backhoe configuration. Komatsu HD785 trucks are matched with the PC1250 excavators and will be used at West Branch in narrower sections of pit cutbacks, at the bottom of each pit stage and in the Piment phases.

Payload sizes were estimated for the study, based on analysis of actual payloads. Payloads estimates were not varied by rock type or time, and represent the average payload size expected, see Table 16-11.

Table 16-11 - Payload Sizes for Planning

Truck Type	Payload	Payload
	2020- 2021 (tonnes)	2022+ (tonnes)
CAT-793	220	210
M-785	92	85

The LoM schedules provide details regarding the tonnages moved by material type and destination (i.e. waste dumps, dump leach pads or primary crusher). During LoM scheduling, haulage analyses were performed using Hexagon MineSight software to estimate the required number of truck hours.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Haulage speed estimates used the speeds displayed in Table 16-12. These speeds have been benchmarked from other Kinross sites and adjusted to as necessary to reflect operating conditions at Tasiast. These speeds were applied for both Cat 793 and Komatsu 785 haul trucks.

Table 16-12: Haul Truck Speeds

Road	Loaded Speed (kph)	Empty Speed (kph)
Flat	50	50
Down Ramp	25	40
Up Ramp	10	25
Pit Bench Area	19	19
Dump Area	34	34

Complete cycle time estimates were calculated for each discrete pit cut to each required material destination. This cycle time estimate includes travel time, loading time, shovel spotting time, and dumping time. Loading time estimates are calculated using dig-rate estimates for the different primary loading units used in the mine plan. Variable dig rates are applied in oxide, transition, and fresh materials. These dig rates are used to calculate load times for paired trucks. Dig rate estimates are derived from current rates and are consistent with the site’s budget estimates. Dig rate estimates are shown in Table 16-13 through Table 16-16.

Table 16-13: CAT 6060 (Shovel Configuration) Loader Productivity

Zone	t/h
Oxide	3,600
Transition	3,450
Fresh	3,300

Table 16-14: RH340 (Backhoe Configuration) Loader Productivity

Zone	t/h
Oxide	3,200
Transition	2,800
Fresh	2,300

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-15: PC1250 Loader Productivity

Zone	t/h
Oxide/Transition	500
Competent Rock	500

Table 16-16: CAT 994 H Loader Productivity

Zone	t/h
Stockpile / ROM Rehandle	1200
Production	1100

A fixed 1.5 minutes allocation for dump time is applied to each haul cycle. The fixed non-travel time is based on current site data. Truck requirements and productivity by period were calculated based on the quantity of material moved and the cycle times associated with each material. The breakdown of the fixed cycle times is shown in Table 16-17.

Table 16-17: Breakdown of Cycle Time Components in Minutes

Activity	CAT 793	KOM 785
Total load time	Variable	Variable
Dumping	1.5	1.5
Total	Variable	Variable

As the mine sequence progresses, the pit becomes deeper resulting in longer travel times to reach the pit exit point. At the same time, the primary waste dump destinations will be filled, and longer routes will be required to reach their tops. The crusher location will remain fixed during the project. The net of these effects over time is that the average cycle time generally increases over the mine life. Figure 16-12 shows the truck fleet requirement over the LoM (including stockpile reclaim). Figure 16-13 shows CAT-793 operating truck hours by year.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 16-12: Haulage Requirements by Year

Figure 16-13: CAT-793D Operating Hours by Year

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Loading Equipment Estimate

Estimation for the loading equipment requirements is based on the material movement specified in the LoM schedule and the estimated productivity rates. The productivity rates for the loading units are based on loading cycle times, bucket capacity, bucket fill factors and historical productivity rates.

The fleet size was determined based on anticipated operating hours for the loading equipment and machine life estimates provided by equipment manufacturers, along with benchmarking data. The total fleet requirement was estimated by applying the percentage of mechanical availability and usage to the operating fleet requirements. Loading fleet requirements by year are shown in Figure 16-14.

Figure 16-14: Loader Requirements by Year

Drilling Equipment Estimate

Blasting requirements determine the drill-hole pattern size (i.e. burden and spacing) which provides the information to estimate the metres of drilling and hours required to achieve planned production. The plan assumes that the Sandvik DR580 drills will be used predominantly for buffer holes, trim shots and presplit drilling. The larger Bucyrus SKFX and Atlas Copco PV 235 drills will be used for waste and ore production drilling.

The blast design parameters and pattern designs match current practices at the site, as detailed in Table 16-18 and Table 16-19 for Small (DR580) and large (SKFX and PV 235) drills respectively. Penetration rates for each drill by material type are illustrated in Table 16-20.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-18: Current Production Blast Designs – Sandvik DR580

Small Drills		Oxide	Fresh	Fresh Hard	Oxide Ore	Fresh Ore	Fresh Hard Ore
Bench Height	m	10.0	10.0	10.0	10.0	10.0	10.0
(-) Stemming	m	3.0	3.0	3.0	3.0	3.0	3.0
(+) Subdrill	m	1.0	1.0	1.0	1.0	1.0	1.0
(=) Charge Length	m	8.0	8.0	8.0	8.0	8.0	8.0
Spacing	m	4.5	3.8	3.8	4.5	3.5	3.5
Burden	m	4.0	3.2	3.2	4.0	3.0	3.0
Volume per Hole	m3	180.00	121.60	121.60	180.00	105.00	105.00
Hole Diameter	mm	127.0	127.0	127.0	127.0	127.0	127.0
% wet (RIOFLEX 7000/ ANFO)	no	100%	100%	100%	100%	100%	100%
Explosive Density (wet/dry)	no	1.10	1.20	1.20	1.20	1.20	1.20
Charge Mass	kg	111	122	122	122	122	122
Powder Factor	kg/t	0.20	0.26	0.28	0.20	0.37	0.37

Table 16-19: Current Production Blast Designs – SKFX and PV 235

Large Drills	Units	Oxide	Fresh	Fresh Hard	Oxide Ore	Fresh Ore	Fresh Hard Ore
Bench Height	m	10.0	10.0	10.0	10.0	10.0	10.0
(-) Stemming	m	3.5	3.5	3.5	3.5	3.5	3.5
(+) Subdrill	m	1.0	1.0	1.0	1.0	1.0	1.0
(=) Charge Length	m	7.5	7.5	7.5	7.5	7.5	7.5
Spacing	m	6.3	5.9	5.8	6.3	4.8	4.8
Burden	m	5.5	5.1	5.0	5.5	4.2	4.2
Volume per Hole	m3	346.50	300.90	290.00	346.50	201.60	201.60
Hole Diameter	mm	171.0	171.0	171.0	171.0	171.0	171.0
% wet (RIOFLEX 7000/ ANFO)	no	100%	100%	100%	200%	300%	100%
Explosive Density (wet/dry)	no	1.10	1.20	1.20	2.20	3.20	1.20
Charge Mass	kg	189	207	207	379	551	207
Powder Factor	kg/t	0.20	0.26	0.28	0.20	0.37	0.37

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-20: Drill Productivities

Drilling Rates	Oxide (m/hr)	Fresh (m/hr)	Presplit (m/hr)
AC PV235	50	30
SKFX	50	30
DR580	30	24	21

The fleet size was determined based on estimated drilling hours, machine-life estimates provided by equipment manufacturers and benchmarking data. The total fleet requirements were estimated by applying percent mechanical availability and utilization to the operating fleet requirements.

The operating plan for the different drilling equipment was provided to a zero based economic model where operating costs were applied based on site performance to date and reasonable improvement projects. Blasting costs were developed, bottom up using blast designs outlined in Table 16-18 and Table 16-19 and quantities of presplit and buffer drill holes.

Support Equipment Estimate

The mine equipment fleet will need various support equipment for constructing and maintaining roads, waste storage dumps and dump leach pads. Support equipment fleet requirements depend on infrastructure maintenance requirements, and the number of shovels and excavators operating in the pit. Typically, these estimates were based on operating experience and benchmarking data.

Tasks performed by auxiliary equipment include:

•	road maintenance and construction

•	waste dump maintenance

•	cleanup around excavators

•	cleanup of ore contact

•	batter trimming

•	drainage construction

•	dewatering

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

•	dust suppression

•	lighting

•	servicing

•	bulldozing waste dump batters to final profile angle

•	clearing and topsoil stripping.

Costs and equipment hours for support tasks were not calculated in detail. Annual auxiliary equipment hours were estimated based on historical performance and benchmarking of operations with comparable material movement rates and mining equipment fleets.

A modular mining dispatch system with high-precision GPS is used for haul truck dispatching. Slope monitoring is carried out with portable slope radar and survey equipment.

16.5	Personnel Requirements

The current mine operation at Tasiast is owner-operated and applies conventional open-pit operational practices, with drilling, blasting, loading, hauling, support and administrative functions. The mine operates 365 scheduled days per year and 24 hours per day, primarily divided into two 12-hour shifts per day for mine operations and mine maintenance.

The mine organization includes functional groups for mine operations (drilling and blasting, loading and hauling), maintenance, mine technology and technical services (Table 16-21). The mine is staffed to support all operational, safety and environmental requirements. Mining-related functional groups are organized under the mine manager or technical services manager. The mine manager is allocated functional groups for mine operations, maintenance and mine technology. Among the functional groups responsible for mine operations, drilling and blasting are managed together, as are loading and hauling. The technical services manager oversees functional groups for technical services, including mine planning, survey, geology and geotechnical services. The mine manager and technical services manager collaborate to manage mine operations, with each reporting to the operations director at Tasiast.

Mining cost estimates for the expansion include appropriate staffing levels for mine operations, based on present staffing levels for the existing organization and future mine plan requirements. Expansion requirements for equipment operators and mechanics, along with the requisite supervisors and support equipment operators, have been projected in line with the vehicle operating hours required to realize planned tonnage as per the expansion case mine plan. Expansion mining cost estimates have been benchmarked against mines similar in scope to the expanded Tasiast mine.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 16-21 shows staffing levels for the mining area by functional group. The expansion of the plant requires an increase in personnel from 2021 to 2022 to accommodate the increase in mined tonnage. Based on this mine plan staffing levels are predicted to remain constant through until 2031 when mining is finished in West Branch. Table 16-22 presents the reduction of expatriate personnel at site.

Table 16-21: Expansion Mining Personnel by Function by Year

	Site Budget		Planned Personnel for Expansion Mine Plan
	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Mine Operations	384	382	383	383	383	383	383	383	383	383	383	213	43	42
Mine Maintenance	191	177	214	214	214	214	214	214	214	214	214	120	33	15
Mine Technology	6	5	5	5	5	5	5	5	5	5	5	4	0	0
Mine Technical Services	30	28	24	24	24	24	24	24	24	24	24	21	6	3
Geology	59	58	55	55	55	55	55	55	55	55	55	40	2	2
Mining Total	670	650	681	681	681	681	681	681	681	681	681	398	84	62

Table 16-22: Expansion Expatriate and National Mining Personnel by Year

	Site Budget		Planned Personnel for Expansion Mine Plan
	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Expatriates	30	10	10	10	10	10	10	10	10	10	10	6	3	3
Nationals (Non-operator, Non-mechanic)	88	88	81	81	81	81	81	81	81	81	81	62	7	4
Operators	381	381	382	382	382	382	382	382	382	382	382	212	43	42
Mechanics	171	171	208	208	208	208	208	208	208	208	208	118	31	13
Mining Total	670	650	681	681	681	681	681	681	681	681	681	398	84	62

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

17.	RECOVERY METHODS

The existing Tasiast CIL plant has proven capable of processing approximately 15 kt/d. Kinross has decided to increase the existing CIL plant capacity in stages through a de-bottlenecking exercise. The modifications to achieve and initial target of 21 kt/d and later 24 kt/d form the basis of this project and are detailed below.

17.1	Waste Rock Facility

Currently, two waste dumps along the east and west sides of the existing Piment Pit and the west side of West Branch pit are used to dispose of waste rock.

17.2	Water Management

A brackish water bore field (known as “Sondage") provides raw water for the mine, processing plant, dump leach and camp. The site potable water requirements are met by three reverse osmosis plants.

For the initial 21 kt/d expansion, pumps at the existing Sondage pump station P1 will be upgraded. Pump stations, P2 and P4, will also be added along the existing 400DN PVC pipeline. For the 24 kt/d expansion, two additional pump stations, P3 and P5, will be added on the existing 400DN PVC pipeline as well. Each pump station will consist of a tank, operational and standby pumps and ancillaries. Several additional wells will be added at the Sondage in order to provide additional capacity and flexibility for the operation.

Internal process water recovery from the thickener overflow, reclaimed water from the tailings storage facility and recycled grey water from the camp are used to reduce the overall plant raw water requirements.

17.3	Gold Recovery

The existing CIL processing plant produces the majority of the gold shipped from Tasiast. The remaining gold is produced from the dump leach operations via a dedicated ADR plant. All produced gold is in the form of bullion and is transported regularly to a refinery for final refining and sale.

Unit gold recovery estimates for the existing plants are based on metallurgical test work and a review of historical performance. The recovery varies by mineralization type, lithology and grade. Recoveries by treatment method are presented in Table 17-1.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 17-1: Metallurgical Recovery by Process

Process	Oxide	Fresh
CIL Recovery	93%	92-93% [6]
DLP Recovery	55% [7]	n/a

17.4	Dump Leach & ADR

Dump Leach Pads

The dump leach operation is nearing the end of its life. Rinsing of the pads is expected to begin in early 2020 and take approximately two years to complete before closure.

Previously, the DLP was designed to process up to 11 Mt/a of low-grade oxide mineralization using two dump leach operations: one pad (Piment) with five cells separated by a raised berm for solution drainage control, and the other pad (West Branch) with 8 cells. The design of each pad allowed for three 10 m lifts for a final stack height of 30 m. All solution collection ponds are plastic-lined with installed leak detection systems and bird netting protection. The gold-containing (pregnant) solution produced by the dump leach operations is pumped to a dedicated ADR plant to recover the gold and reactivate the carbon.

Three ponds adjacent to each of the two pads are provided for storage and management of the barren, intermediate and pregnant solutions. At each of the two pads, barren solution is pumped from the barren pond to irrigate the heap. The first drainage collection of “intermediate” solution is collected in a pond, then pumped to another section of the pad to contact freshly placed ore. The resulting drainage is captured in the pregnant solution pond adjacent to each pad and pumped at a controlled fixed rate to the ADR plant for gold recovery. Make-up water is added to the systems from the raw water pipeline system connecting the bore field with the CIL mill. The lime added during stacking maintains a minimum pH.

ADR Plant

The pregnant solution produced by the dump leach operations is received in a single train of six carbon columns at the ADR plant, as seen in Figure 17-1. The pregnant solution flows by gravity from column to column, contacting carbon in each column as it rises from the bottom to overflow. The activated carbon granules adsorb the dissolved gold from solution. The solution leaving the last column is barren solution and is pumped to the dump leach operations for re-use. When the carbon in the first column loads with gold to the target level, the first column’s contents are advanced by airlift to a screen and discharged to an acid wash vessel. Sequentially, each following column is advanced counter-current to solution flow.

6 Head grade vs. recovery relationship develop from testwork. Au recovery = 1.2579*ln(head grade, g/t) + 91.838

7Estimated combined LOM recovery for West Branch and Piment DLP

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

After acid washing, the carbon is advanced to the elution vessel, where the same AARL process as in the Plant elution system is used to elute gold from the carbon. The gold rich “pregnant” solution is stored in a surge tank prior to electrowinning. After elution of the gold, the barren carbon is re-activated thermally in a diesel fired rotary kiln, stored in a surge bin and eventually returned to the column train via the last tank in series.

Gold is recovered from the pregnant solution by electrowinning onto stainless steel wire wool cathodes. The gold is washed from the cathodes after each elution cycle, dried in an oven, mixed with fluxes and melted in a crucible furnace, all within the gold room attached to the ADR plant. Doré bars of 94% or higher purity are produced and transported to a commercial refinery for further refining and sale.

Figure 17-1: West Branch Solution Ponds and ADR Plant

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-2: Current CIL Plant Process Flow Diagram (12 kt/d)

1400 mm x 2100 mm Primary Crusher
Note 1
Crushed Ore Stockpile 15,000 Tonnes
Pebble Crusher CH660
Cyclone Cluster 6 x 650 (26") DIA
SAG Mill 40' x 23' EGL 26 MW
Cyclone Cluster 18 x 250 (10") DIA
Ball Mill 14' x 28.5' EGL 2.2 MW
Gravity Concentrator KC-XD30
Cyclone Cluster 18 x 250 (10") DIA
Ball Mill 14' x 28.5' EGL 2.2 MW
Gravity Concentrator KC-XD30
ILR Package ILR1000
2 x Trash Linear Screens 20 m²
Note 2
3 x Leach Tanks 14.3 m DIA x 15.2 m H
1 x Leach Tank 12.9 m DIA x 13.9 m H
Tails Thickener Deaeration Box
Tailings Thickener
Process Water Tank
Raw Water Dams
To Process
Distribution
Thickener Underflow Pumps
Tailings Return Water Pumps
TSF Ponds
Note 3
CIL Pregnant Solution Tanks
Carbon Sizing Screen
Loaded Carbon Screen
Stripped Carbon Sieve Bend
6 x CIL Tanks 12.9 m DIA x 13.2 m H
Carbon Safety Screens
1 x Acid Wash Column 7.5 t
2 x Elution Columns 7.5 t
Carbon Regeneration Kiln 1500 kg/h
ILR Pregnant Solution Tank
Gold Room
Gold
Barren Solution Tank
Leach Circuit
Wet Scrubber
Legend
New Equipment

Notes
1. Front end equipment (up to SAG mill) suitable to process 30 kt/d
2. Two trash screens provided for operating / stand-by operation
3. New TSF cell for expanded throughput

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

17.5	Current CIL Processing Plant

The existing Tasiast CIL plant was recently expanded in 2018 to 12 kt/d. However, the operation has proven itself capable of processing approximately 15 kt/d. The process schematic for the existing CIL plant is shown in Figure 17-2.

Primary Crushing

Mined ore above plant feed cut-off grade is transported from the open pits to the plant by truck and either deposited onto the ROM pad or directly dumped into a Gyratory Crusher. The primary crushing facility is shown in Figure 17-3. The material can be blended according to grade and competency.

Crushing of the mineralized material takes place in a single stage; a primary gyratory crusher that reduces rock to less than 210 mm. The rock is conveyed to a coarse ore stockpile shown in Figure 17-4 that uses three apron feeders to feed the 40 ft SAG mill.

Figure 17-3: Primary Crushing

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-4: Ore Stockpile

Grinding

The SAG mill works in closed circuit pebble crushing with a circulating load of up to 40%. The SAG mill is also in closed circuit with a cyclone cluster. Cyclone overflow is pumped to two, parallel Ball Mills. The Ball Mills are in closed circuit with cyclones. The target grind size is 80% passing 90 µm. Cyclone overflow containing solids of the required size flows to linear trash screens prior to entering the leaching circuit. Coarser solids are returned to the mill for further grinding, with a bleed to a gravity circuit to capture liberated, coarse gold particles.

Two Knelson concentrators installed within the Ball Mill circuits recover the coarse gravity recoverable gold. The concentrate is collected and treated separately in an Intensive Leach Reactor where the gold is dissolved and the resulting pregnant solution is pumped to the gold room for electrowinning and smelting.

CIL

The leaching circuit at Tasiast comprises four leach tanks and six CIL (carbon-in-leach) tanks where the dissolved gold is recovered on activated carbon. Material that exits the grinding circuit has an approximate slurry density of 50% solids, by weight. The slurry gravitates to the first of the four agitated leach tanks via launders. Lime is added to increase the slurry pH to 10.2, and then dilute sodium cyanide solution is added to maintain a fixed cyanide concentration. Oxygen gas is injected into the tanks to enhance gold leaching kinetics.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Activated carbon granules contact slurry in the CIL tanks to adsorb the dissolved gold from solution. Carbon that has achieved the target gold content, typically around 2,500 g/t, is termed "loaded" and is transferred daily to the elution circuit for recovery of the gold on a batch basis. After each such transfer, carbon in the remaining tanks is advanced counter-current to the slurry flow on a sequential basis, and fresh or “barren” carbon is added to the last CIL tank to maintain the carbon inventory.

After maximising gold recovery from the solution and ore particles in the CIL process, the resulting slurry flows via carbon retention screens to the thickener, where the solids are settling to achieve a density of approximately 60% solids and residual solution is returned to the process.

Carbon Elution, Electrowinning & Refining

Loaded carbon recovered from the CIL slurry by screening is first water washed to remove entrained ore particles and then washed with hydrochloric acid solution, in a dedicated acid wash vessel, to remove inorganics from the carbon surfaces. The acid-washed carbon after being neutralized is transferred to the elution pressure vessel. To recover gold from the loaded carbon, batches of approximately 7.5 tonnes of carbon are subjected to a high pressure and temperature, stripping process, called elution. Tasiast uses the Anglo American Research Laboratories (AARL) strip process. A hot caustic and cyanide rinse under pressure removes the gold from the carbon and into solution. After gold removal, the "barren" carbon is transferred to a regeneration kiln for thermal reactivation of the carbon. Reactivated carbon is returned to the last CIL tank. Gold is recovered from the caustic solution by electrowinning onto stainless steel wire wool cathodes in electrowinning cells, located within the gold room. The gold is removed as a sludge by pressure washing the cathodes at intervals. The sludge is dried and mixed with fluxing materials and charged to a diesel-fired crucible furnace. After melting, the slag is poured and followed by pouring the gold into bullion moulds. Bullion or “doré” contains approximately 94% or higher gold content together with a minor content of silver. The doré bars are transported by a security firm to a commercial refinery for further purification and sale.

Tailings Storage Facility

Tailings from the CIL process plant are treated with a ferrous sulfate solution to detoxify the residual cyanide before being pumped to a tailings storage facility (TSF). A new facility (TSF4) was constructed and commissioned in 2018. After settling of the solids, a portion of the contained water drains to a collection area within the storage basin, from there it is returned to the plant process water system. Solids are retained in the TSF.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

17.6	Upgraded CIL Processing Plant

The existing plant has proven capable of processing approximately 15 kt/d. As a result, Kinross has decided to increase the existing plant capacity in stages through a de-bottlenecking process. The modifications to achieve the new target of initially 21 kt/d and later to 24 kt/d form the basis of this project and are detailed below.

A simplified overall process flow diagram for the initial 21 kt/d expansion is illustrated in Figure 17-6 and 24 kt/d in Figure 17-11.

Design Criteria

The design capacities for the crushing plant and process plant use 70% and 92% effective operating time, respectively. Based on test work and operating experience, the key nominal design criteria for the major process circuits are summarized in Table 17-2. It should be noted that design factors accounting for higher gold grades were applied when required to match the mine plan. The plant design life is 15 years.

Table 17-2: Key Process Design Criteria

Area	Criteria	Unit	Current	21 kt/d	24 kt/d
General	Daily throughput	t/d	15,000	21,000	24,000
	Process plant availability	%	92	92	92
	Gold	g/t	2 to 4	2 to 4	2 to 4
Primary crusher	Availability and utilities	%	70	70	70
	Crusher work index	kWh/t	14.6	14.6	14.6
	ROM top size	mm	1,100	1,100	1,100
	Crusher product size (P80)	mm	150	150	150
Ore storage	Capacity (live)	t	15,000	15,000	15,000
	Capacity (live)	h	24	17	15
Grinding and pebble crushing	JKTech Axb	-	31.4	31.4	31.4
	SAG mill product size (P80)	µm	200	180	160
	Nominal feed to pebble crusher	t/h	170	240	275
	Bond Ball Mill work index	kWh/t	13.3	13.3	13.3
	Ball mill product size (P80)	µm	90	90	90
Gravity	Recovery	%Au feed	5 to 10	20 to 25	20 to 25
Pre-leach thickening	Thickener diameter	m	-	-	30
	Underflow density	% w/w	-	-	50
Leaching and CIL	Leach residence time	h	7	9	10
	CIL residence time	h	11	9	8
	Total leach + CIL	h	18	18	18
Tailings thickening	Thickener diameter	m	30	40	40
	Underflow density	% w/w	60	60	60
Carbon treatment	Stripping solution flow rate	BV/h	2	2	2
	Operating temperature	°C	140	140	140
	Operating pressure	kPa	450	450	450
	Number of elution vessels	-	2	2	2
	Elution batch size	t	7.5	7.5	7.5
Electrowinning & refining	EW recovery	%	98	98	98

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Location Study

The Tasiast Expansion Project is a brownfield expansion with the new processing sections located within the current plant boundaries. Figure 17-5 shows the 24 kt/d CIL Plant Layout.

Material Selection

The environmental and plant conditions will be extreme and will require careful selection of construction materials to suit the 15-year design life of the facility. Erosive process slurries will cause wear to plant equipment and piping. Strong acids and bases, cyanide and the use of brackish ground water as process water and wash water will expose most of the wetted equipment to corrosion conditions. Reference documents for guiding the selection of construction materials were provided in appendices in the 2014 Feasibility Study Report by Hatch on the Tasiast Expansion Project.

Solution and Slurry Containment

All wet areas of the process plant will be bunded with a containment volume equal to 110% of the volume of the largest tank in the containment area, or 25% of the total combined tank volume in the case of hazardous materials.

Areas with specific requirements (design code requirements or incompatibility of solutions, such as hydrochloric acid and sodium cyanide) will be provided with separate containment.

The CIL plant and Dump Leach operations are both designed and operated to International Cyanide Management Code (ICMC) standards..

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-5: 24 kt/d CIL Plant Layout

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-6: Simplified Overall Process Flow Diagram (21 kt/d)

ROCK BREAKER
PRIMARY CRUSHER GYRATORY
DISCHARGE APRON FEEDER
STOCKPILE FEED CONVEYOR
CRUSHED ORE STOCKPILE
RECLAIM APRON FEEDERS
SAG MILL FEED CONVEYOR
PRIMARY CYCLONE CLUSTER
NOTE 3
SAG MILL
EXISTING SAMPLER
PEBBLE CRUSHER CONVEYOR 1
PEBBLE CRUSHER CONVEYOR 2
PEBBLE CRUSHER 1
PEBBLE CRUSHER CONVEYOR 3
PRIMARY CYCLONE FEED PUMP
PRIMARY CYCLONE OVERFLOW TRANSFER PUMPS
GRAVITY SCALPING SCREEN 1
GRAVITY CONC. 1
GRAVITY SCALPING SCREEN 2
GRAVITY CONC. 2
GRAVITY TAILS PUMPBOX
ILR PACKAGE 1
NOTE 1
ILR PACKAGE 2
NOTE 1
CYCLONE CLUSTER 1
NOTE 4
BALL MILL 1
CYCLONE CLUSTER 1 FEED PUMPS
CYCLONE CLUSTER 2
NOTE 4
BALL MILL 2
CYCLONE CLUSTER 2 FEED PUMPS
OLD ELUTION PLANT
TRASH LINEAR SCREENS
LAUNDER
LOADED CARBON SCREEN
CARBON SIZING SCREEN
PHASE 1 ELUTION
ILR PREGNANT SOLUTION TANK
NOTE 6
CIL ELECTROWINNING CELLS
LEACH TANKS
NOTE 2
CIL TANKS
NOTE 5
CARBON SAFETY LINEAR SCREENS
TAILINGS SAMPLER
TAILS FEED TANK
OXYGEN PLANT
OXYGEN PLANT
TO USERS
TAILINGS THICKENER FEED BOX
TAILINGS THICKENER
FUTURE
CATHODE WASH TANK
CALCINING OVEN
SMELTING FURNACE
DORE
WET SCRUBBER
BARREN SOLUTION TANK
TO USERS
TO USERS
PH 1 PROCESS WATER POND
TSF PONDS
TAILINGS RETURN WATER PUMPS
RAW WATER DAMS
TO USERS
LINE LEGEND
CONTINUOUS FLOW – PRIMARY
CONTINUOUS FLOW – SECONDARY
BYPASS LINE
INTERMITTENT LINE
FUTURE LINE
EXISTING LINE
NOTES:
1. EXISTING ILR PACKAGE TO BE RELOCATED.
2. EXISTING LEACH TANK TO BE CONVERTED TO CIL.
3. CYCLONE UNDERFLOW LAUNDER TO BE MODIFIED.
4. CYCLONE TO BE ADDED TO CLUSTER.
5. MODIFICATIONS TO SCREENS AND LAUNDERS ON SITE.
6. MODIFICATIONS IN GOLD ROOM BY SITE.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

17.7	Upgraded CIL Processing Plant: 21 kt/d Expansion

Primary Crushing

The primary crushing facility shown in Figure 17-3 ore storage shown in Figure 17-4 will both remain unchanged.

Grinding Area

The grinding circuit will consist of the existing SAG mill and two existing Ball Mills operating in closed circuit, each with a hydrocyclone cluster.

The SAG and Ball Mill grinding circuits will remain unchanged, except for:

•	Replacement of the Ball Mill feed pumps by bigger units, relocated from the existing tailings thickener underflow.

•	Bypassing of the existing Ball Mill gravity recovery sections to allow re-location of the ILR.

Pebble Crushing

The existing pebble crushing circuit will remain unchanged.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Gravity Recovery and Intensive Leach Circuits

The gravity recovery and intensive leach circuits will consist of two XD-48 centrifugal gravity concentrators with feed-scalping screens, concentrate hoppers and two skid-mounted intensive leach units. The equipment will be located on the east side of the grinding area (Figure 17-7).

A portion of the hydrocyclone underflow from the grinding area will be directed to two scalping screens to remove coarse particles.

Gravity concentrate from the centrifugal concentrators will be batch processed in the intensive leach circuit.

At the completion of the batch leach cycle, the resulting gold-rich pregnant solution will be pumped to the existing ILR pregnant-solution tank in the vicinity of the gold room. One gravity concentrator and both ILR units are already owned by Kinross and will be relocated.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-7: Gravity Concentration and ILR

Cyanidation - Leaching and CIL

The existing linear trash screens will remain unchanged. The oversize rock particles and trash from the screens will be collected in a bunker and periodically picked up and trucked to the tailings area for disposal. The undersize slurry from the screens will be combined in a new feed box. Various streams feeding the current distribution box, (lime, spillage etc.), will be re-piped to the new feed box. A pipe launder from the new box will transfer the slurry to either of the two new leach tanks

The leach tanks will be mechanically agitated tanks (18 m diameter by average 17.5 m high) similar to those installed in the “Phase 1” (12 kt/d) project.

Slurry will gravitate to the first leach tank and will be leached in a weak cyanide solution to dissolve gold. The leach circuit will increase gold concentration in the solution before contact with activated carbon in the CIL circuit. The leach circuit has been designed to provide approximately 9 hours leach retention time, with an additional 9 hours in the CIL tanks for a total of 18 hours. Oxygen will be sparged at the bottom of the leach tanks to speed kinetics.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Leached ore slurry from the last leach tank will flow by gravity to the CIL circuit. Dissolved gold and silver will be adsorbed onto activated carbon particles in the CIL tanks. The CIL circuit has been designed to provide approximately 9 hours of slurry retention time. To achieve this, the existing pre-leach tank will be modified to a CIL tank. This will involve the addition of two, 8.5 m2 area, NKM-type interstage screens and a new carbon transfer pump (Figure 17-8). The existing 7 m2 screens in the existing CIL tanks will be modified to 8.5 m2 units.

Figure 17-8: 21 kt/d Leach Circuit Extension (Two New Leach Tanks)

Tailings Thickening

Slurry from the last CIL tank will gravitate to a new CIL safety carbon screen feed box in the new tailings thickening area. The CIL safety carbon screen feed box will distribute the slurry between two vibrating screens for the recovery of fine carbon. Carbon recovered on the carbon safety screens will gravitate to bulk bags. Underflow slurry will gravitate through a tailings sampler and will be pumped using a new pump box and pumps to the new tailings thickener.

The tails thickener is used to recover water from the CIL tailings slurry to reduce plant feed water requirements as well as reduce cyanide detoxification requirements. The thickener will have a diameter of 40 m, with underflow density controlled at approximately 60% solids, by weight. The layout of the tailings thickener is shown in Figure 17-9 below.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-9: New Tailings Thickener

Tailings Disposal and Storage Facility

Tailings from the CIL process plant will continue to be treated with a ferrous sulfate solution to detoxify the residual cyanide before being pumped to the tailings storage facility. The slurry will be pumped from the tailings thickener using the existing tailings line. An intermediate tails pumping booster station (TP3) will be required in order to maintain allowable pipeline pressures. This will consist of two-stage, in-line, duty and standby pumps, complete with a gland service water tank and pumps. A spillage sump pump will discharge spillage into a dedicated tank, from which it will be pumped directly to the TSF. A dedicated pump on the gland service water tank will supply flushing water to the spillage tank.

The tailings pipeline and the return water line are contained in a trench connected to five existing emergency ponds. In case of emergency or a prolonged shut down period, tailings slurry can be discharged into these ponds by operating the manual valves provided to prevent line blockage.

The tailings pipeline design includes flushing points at regular interval along the length of the line to the TSF for manual line flushing. This is achieved by connecting a flushing hose between the slurry line and the duty tailings return water line.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

A new tailings storage facility (TSF5) will be constructed adjacent to the existing TSF4. Both facilities will eventually be joined by a common wall and become one large tailings containment, referred to as TSF4/5.

Carbon Treatment, Electrowinning and Refining

There will be no changes to the existing carbon elution circuit. However, two additional electrowinning cells and associated ancillaries will be installed within the gold room.

Utilities

Water Distribution

The following modifications will be required:

•	Process water: Overflow tailings thickeners will be used as process water. A third process water pump, feeding into the existing process water system, will be added at the existing process water pond.

•	Raw water: Raw water is stored in two ponds within the plant boundary. A new pumping station consisting of two operational and one standby pump will be added. The pumps will feed the current raw water distribution system. Piping will allow flushing of the unused lines back to the ponds.

Air Distribution

The air distribution for the new equipment and areas will be tied into the existing systems.

Oxygen

The current oxygen generation plant has three VSA oxygen generation modules. These provide the oxygen gas sparged into the bottom of the leach tanks. A fourth VSA module, booster compressor and air receiver will be added to increase the oxygen plant capacity.

Reagent Mixing and Storage

Sodium Hydroxide (Caustic)

The current sodium hydroxide facility will be demolished to provide a site for new the CIL area tower crane. The existing cyanide facility will be converted to a new sodium hydroxide system. Existing sodium hydroxide pumps will be relocated. One existing cyanide transfer pump will be retained to provide caustic to the gravity recovery circuit.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Sodium Cyanide

A new sodium cyanide facility will be constructed in the current lime bag storage area (Figure 17-10). Sodium cyanide will be supplied in 1 t boxed bags as solid briquettes and dissolved in treated water to make a 20% w/w solution in the 50 m3 mixing tank. Sodium hydroxide will be added to safely dissolve the solid sodium cyanide in a high pH solution. During dissolution, the solution will be maintained at a pH greater than 12 to avoid volatilization of hydrogen cyanide gas. The cyanide will be pumped into the existing ring-main. A dedicated pump will service the gravity recovery area.

Figure 17-10: Sodium Cyanide Mixing Layout

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-11: Simplified Overall Process Flow Diagram (24 kt/d)

ROCK BREAKER
PRIMARY CRUSHER GYRATORY
DISCHARGE APRON FEEDER
STOCKPILE FEED CONVEYOR
CRUSHED ORE STOCKPILE
RECLAIM APRON FEEDERS
SAG MILL FEED CONVEYOR
PRIMARY CYCLONE CLUSTER
NOTE 3
SAG MILL
PRIMARY CYCLONE FEED PUMP
PRIMARY CYCLONE OVERFLOW TRANSFER PUMPS
PEBBLE CRUSHER CONVEYOR 1
PEBBLE CRUSHER CONVEYOR 2
PEBBLE CRUSHER 1
GRAVITY SCALPING SCREEN 1
GRAVITY CONC. 1
GRAVITY SCALPING SCREEN 2
GRAVITY CONC. 2
GRAVITY TAILS PUMPBOX
CYCLONE CLUSTER 1
NOTE 4
BALL MILL 1
CYCLONE CLUSTER 1 FEED PUMPS
CYCLONE CLUSTER 2
BALL MILL 2
CYCLONE CLUSTER 2 FEED PUMPS
ILR PACKAGE 1
ILR PACKAGE 2
NOTE 1
TRASH SCREENS
LAUNDER
LEACH TANKS
NOTE 2
CIL TANKS
NOTE 5
LOADED CARBON SCREEN
OLD ELUTION PLANT
PHASE 1 ELUTION
ILR PREGNANT SOLUTION TANK
NOTE 6
CARBON SAFETY SCREENS
TAILINGS SAMPLER
TAILS FEED TANK
OXYGEN PLANT
OXYGEN PLANT
TO USERS
TAILINGS THICKENER
CALCINING OVEN
SMELTING FURNACE
DORE
BARREN SOLUTION TANK
TO USERS
PROCESS WATER POND
TO USERS
TSF PONDS
TAILINGS RETURN WATER PUMPS
RAW WATER DAMS
TO USERS
LINE LEGEND
CONTINUOUS FLOW – PRIMARY
CONTINUOUS FLOW – SECONDARY
BYPASS LINE
INTERMITTENT LINE
FUTURE LINE
EXISTING LINE
NOTES:
1. EXISTING ILR PACKAGE TO BE RELOCATED.
2. EXISTING LEACH TANK TO BE CONVERTED TO CIL.
3. CYCLONE UNDERFLOW LAUNDER TO BE MODIFIED.
4. CYCLONE TO BE ADDED TO CLUSTER.
5. MODIFICATIONS TO SCREENS AND LAUNDERS ON SITE.
6. MODIFICATIONS IN GOLD ROOM BY SITE.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

17.8	Upgraded CIL Processing Plant: 24 kt/d Expansion

The modifications to achieve the new target of 24 kt/d are detailed below.

Primary Crushing

The primary crushing facility shown in Figure 17-3 ore storage shown in Figure 17-4 will both remain unchanged.

Grinding Area

The grinding circuit will consist of the existing SAG mill and two existing Ball Mills operating in closed circuit, each with a hydrocyclone cluster.

The grinding circuits will remain unchanged, except for:

•	The Ball Mill feed pumps will be replaced by two new pumps which will feed a new secondary cyclone cluster. These cyclones will be designed pre-classify and reduce the feed to the existing Ball Mills.

•	Pre-classification cyclone underflow will be split and flow by gravity to the existing two Ball Mill discharge pump boxes.

•	Pre-classification cyclone overflow will gravitate to the old 30 m tailings thickener, which will become a “pre-leach” thickener in order to better control the feed density to CIL. Existing thickener services would remain unchanged. Thickener underflow will be pumped to the leach trash screen feed box, where it will combine with the Ball Mill cyclone overflow stream. Overflow from the thickener will flow by gravity to the process water pond for reuse in areas of the process plant.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Gravity Recovery and Intensive Leach Circuits

The gravity recovery and intensive leach circuits will be unchanged from the 21 kt/d design.

Cyanidation - Leaching and CIL

One additional leach tank will be added for 24 kt/d. This leach tank will be a mechanically agitated tank (18 m diameter by average 17.5 m high) similar to that installed in the 21 kt/d expansion. The pipe launder from the trash screen underflow box will be extended to this new leach tank.

The layout of the expanded leach facility is shown in Figure 17-12.

Slurry will gravitate to the first leach tank and will be leached in a weak cyanide solution to dissolve gold. The leach circuit will increase gold concentration in the solution before contact with activated carbon in the CIL circuit. The leach circuit has been designed to provide approximately 10 hours of leach retention time, with an additional 8 hours in the CIL tanks for a total of 18 hours. Oxygen will be sparged at the bottom of the leach tanks to speed kinetics.

Leached ore slurry from the last leach tank will flow by gravity to the CIL circuit. Dissolved gold and silver will be adsorbed onto activated carbon particles in the CIL tanks. The CIL circuit has been designed to provide approximately 8 hours of slurry retention time. A third, 7m2, interstage screen will be added to each CIL tank.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Figure 17-12: 24 kt/d Leach Circuit Extension (One Additional Leach Tank)

Tailings Thickening

The carbon screening and tailings thickening areas will be unchanged.

Tailings Disposal and Storage Facility

Tailings from the CIL process plant will continue to be treated with a ferrous sulfate solution to detoxify the residual cyanide before being pumped to the tailings storage facility (TSF).

When upgrading to 24 kt/d, a second tailings pumping booster station (TP2) will be required. This will consist of single-stage, in-line, duty and standby pumps, complete with a gland service water tank and pumps. A sump pump will discharge spillage into the dedicated tank at TP3, from which it will be pumped directly to the TSF.

Carbon Treatment, Electrowinning and Refining

There will be no further changes to the existing areas.

Utilities

There will be no further changes to utilities.

Reagent Mixing and Storage

There will be no further changes to reagent mixing and storage.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

17.9	Facility Operations

Commissioning and Ramp-up

The project schedule is designed to incrementally alleviate each bottleneck in order of priority to first achieve 21 kt/d, and then advance to 24 kt/d. Commissioning will begin during the final stages of construction in each area. As the construction of a section of the plant is completed, the section is handed over to commissioning. Having both construction and commissioning underway at the same time minimizes the delay between final construction completion and the start-up of the plant. Each project area will have a detailed commissioning and tie-in plan prepared to minimize operational downtime.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

18.	Project Infrastructure

18.1	Water Supply

Raw water for the Tasiast site is from a water supply bore field, which is located 64 km west of the mine, and draws from a brackish aquifer using a system of 43 wells. Individual well yields range from 340 to 1,000 m3/d as determined during pump testing completed in June 2015. Individual wells within three separate well areas are combined in a manifold for each area and fed to a primary pumping station located at a facility referred as the Sondage. Water from the Sondage is transported to site via pipelines with booster stations downstream. Currently, the bore field is capable of supplying up to 22,000 m3/d of raw water. However, the existing pipelines are limited to approximately 16,000 m3/d of raw water to the site based on the capacity of the pumping system.

The Tasiast permit, issued May 7, 2017 by the Ministry of Hydraulics and Sanitation, allows abstraction at a maximum rate of 30,000 m3/d through to December 31st, 2034. Modeling done by Piteau Associates, and calibrated against monitoring data, confirms the Sondage can be operated at this maximum rate and continue to meet the permit conditions.

Work by Schlumberger Water Services (SWS) to evaluate the abstraction capacity of the bore field concluded that the field can provide the water required for the expansion. SWS has also indicated that potential water supply issues may be identified early through proper monitoring, providing a lead time of at least three years to design and implement remedial measures.

The project infrastructure required for the proposed 24 kt/d expansion will include the addition of booster stations along the existing PVC pipeline. The new booster stations will increase the total pumping capacity of the Sondage raw water system to approximately 20,000 m3/d. Several new wells are also planned to provide additional capacity and flexibility to the Sondage operation.

Reverse osmosis (RO) water treatment plants and storage basins/tanks are located at the mine site. Saline water produced from the RO plant is used to water the haul roads or used in processing. Potable water is produced from RO water following additional disinfection steps. Potable water is also used for domestic purposes at the Tasiast site.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

18.2	Power Supply

Electric power, as of October 2019, is provided by the following installed generation equipment:

•	The Phase 1B plant consisting of four Heavy Fuel Oil (HFO) fired (with Light Fuel Oil (LFO) back-up) Wärtsilä 12V32 medium speed generator sets, with a total capacity of approximately 19 MWe.

•	The Phase 1 plant consisting of seven LFO Caterpillar 3512 MUI high-speed generator sets and three HFO Caterpillar MaK 6CM32C medium-speed generator sets, with a total capacity of approximately 14 MWe.

•	The TTV plant consisting of seven LFO MTU Model 16V40000G23 high-speed generator sets, with a total capacity of 9 MWe.

The Phase 1, TTV and Phase 1B power plants are all interconnected to and able to feed onto the 33 kV distribution system to supply the required site loads. The above power supply totals 42 MWe, which is more than the approximately 30 MW required for approximately 15 kt/d production rate while providing redundancy. As the production is ramped up, the power requirement will also increase. In order to meet this load and to reduce the dependency on higher price LFO fuel (compared to HFO fuel), a rental modular power plant is currently being constructed at site to be operational by January 2020. This modular power plant will consist of 8 MAN 9L21 engines (HFO fired with LFO back-up) x 1.6 MW each for a plant capacity of approximately 13 MW. The rental approach was selected to meet the immediate need as it has a relatively quick deployment time (about six months) while a long term solution was being evaluated and contracted.

For the long term need for 24 kt/d, there will be a new Phase Two power plant located adjacent to the Phase 1B plant, with an expected in-service date of Q1 2021. This will consist of 4 Wärtsilä W20V32TS simple cycle, medium speed, reciprocating engines (HFO as primary fuel and LFO as back-up) each of approximately 10 MW capacity. They will be located in a totally enclosed new engine hall with an overhead crane for service and maintenance. The peak load at 24 kt/d will be approximately 50 MW. With the addition of the Phase Two power plant, the combined site HFO generation capacity will be approximately 65 MW (Ph 2, existing Ph 1 B, existing MaK, but without the modular rental units).

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The combined plants will provide the ability to meet the required net peak power demand at any expected ambient condition, while accounting for equipment fouling, ageing, power plant parasitic loads as well as spinning reserve requirements. The combined facility will have N-1 redundancy, meaning that the facility will still be able to meet the maximum site power demand with the loss of availability of one generator set (considering both scheduled and forced maintenance). For further backup, sufficient LFO engines would be kept in service. It is the intent to phase out the 13 MW rental power plant after the Phase Two power plant is in-service.

The power plants will operate 24 hours per day, seven days per week and 365 days per year as an islanded operation. At this time, there are no plans to connect to the national electric grid, although that could be an option in the future.

18.3	Waste Management

Waste from plant and equipment maintenance, construction, offices, kitchens and accommodation is processed at the waste management facility where materials are sorted for reuse, recycling, or incineration. Composters are also used in the camp to process food waste into compost for use in tree planting initiatives.

Sewage is collected and pumped to the wastewater treatment plant with treated effluent recycled back into the process or reused in road watering or vegetation projects. In remote locations septic tanks and leach beds are used.

18.4	Tasiast Team Village (TTV)

The TTV is sized to accommodate a workforce of 3,540 personnel. It includes various facilities, such as clinic, laundry, kitchen and dining areas, gymnasiums, recreational rooms and various sports playgrounds.

18.5	Service and Administration Buildings

Service and administration buildings include:

•	Guardhouse
•	Warehouses
•	Kitchen and dining hall
•	Plant office building
•	Security, HR, General Management, IT, HSE, and Site Services offices

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

19.	MARKET STUDIES AND CONTRACTS

Kinross typically establishes refining agreements with third-parties for refining of doré. Kinross’s bullion is sold on the spot market or as doré, by marketing experts retained in-house by Kinross. The terms contained within the refining contracts and sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of bullion and doré elsewhere in the world.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

20.	Environmental studies, permitting, and social or community impact

20.1	Environmental Studies

Current mine operations and the expansion project are based on the formal approval of a number of Environmental Impact Assessment (EIA) studies completed before and since mine commissioning in 2007.

For all project areas, environmental baseline conditions have been determined by reviewing existing published data, previous EIAs, satellite imagery and environmental reporting undertaken for the mine. Where appropriate, existing data for project areas was supplemented by primary data collected through environmental baseline surveys. Field-level baseline surveys were completed for project areas, including air quality, archaeology, flora, fauna, marine, water quality, traffic, and socioeconomics.

The baseline conditions formed the basis to assess the project through a series of EIAs and Environmental Impact Notices (EINs). The environmental assessments used applicable Mauritania legislation, the International Finance Corporation Performance Standards, the International Cyanide Management Code and Kinross Health, Safety, Environment and Social Management Systems for project design and management, mitigation strategies and performance monitoring. The environmental assessments determined appropriate mitigation and management where impacts could not be avoided through project design.

A review of waste rock geochemistry to determine the potential for acid rock drainage concluded that the rock has excess neutralizing capacity. Given the excess neutralizing capacity and the very low precipitation at Tasiast, acid rock drainage is not anticipated.

The Tasiast facilities operate under an environmental management system (EMS) that specifies activities to be planned and implemented by the mine’s environmental management team. The EMS incorporates the project design and management, mitigation strategies and performance monitoring commitments outlined in the environmental assessments, applicable legislation and specific permit requirements.

An element of each EIA prepared for the Tasiast mine site is a preliminary reclamation and closure plan and associated cost estimate. The preliminary reclamation and closure plan outlines the measures that will be taken to reclaim and close the proposed activities assessed in each EIA. The preliminary reclamation and closure cost estimate forms the basis of the financial assurance. The current financial assurance for the existing operation is approximately $6.2 million. In 2016, Tasiast submitted an updated closure estimate of $37 million which included the 12 kt/d expansion. With the proposed 24 kt/d expansion the estimated closure costs increase to $45.4 million. The Government of Mauritania has requested an independent review of the closure estimate. Upon completion of the independent review, Tasiast will put additional financial assurance in place. At least two years before entering closure, a detailed reclamation and closure plan must be submitted to the appropriate ministries for approval.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

20.2	Permitting

In addition to the exploitation permit No. 229 C2 (Section 4.2) and the adjacent exploitation and exploration permits, all other necessary permits for exploiting the Tasiast mine complex have been granted by the relevant Mauritanian authorities. A Phase 3 EIA for “off-site” sea water supply was approved following submission of a Phase 3 addendum. A subsequent EIA was approved to allow receipt of pre-assembled equipment at a beach landing and transportation to site. In addition, following discussion with the Government, an addendum to the Phase Two EIA was submitted and approved that described the project optimization through incremental increases in production and relocation of certain infrastructure. This addendum was approved by the Ministry of Environment in February 2016 and the Ministry of Mines in March 2016. . An application is pending with Mauritanian authorities for the installation of additional wells at the Sondage. The key permits are shown in Table 20-1.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 20-1: Key Operating Permits and Environmental Assessments

Brief Name	Issue Date
Authorization to construct a water pipeline route to the mine	MMI Letter 090 – 23 May 2006
Authorization of water extraction (12 boreholes)	MHE Letter 560 – 24 July 2008
Original EIA permit for Tasiast Mine	MEDD Letter 407 – 27 August 2009 MIM Letter 264 – 27 August 2009
New developments EIA permit (dump leach, Tailings Storage Facility 2)	MEDD Letter 408 – 27 August 2009 MIM Letter 264 – 27 August 2009
Groundwater abstraction permit for 30,000m3 per day	MHA Letter 125 – 25 April 2011
Environmental authorization for Phase 1ai and Phase 1aii environmental impact notices	MEDD Letter 151 – 16 June 2011 MEDD Letter 166 – 10 July 2011
Environmental authorization for West Branch development (EIA)	MEDD Letter 665 – 10 October 2011 MPEM Letter 1209 – 25 October 2011
Environmental authorization for Phase 1b development (EIA)	MEDD Letter 713 – 18 October 2011 MPEM Letter 1210 – 25 October 2011
Environmental authorization for Phase 2 development (EIA)	MEDD Letter 556 – 19 July 2012 MPEM Letter 1049 – 25 July 2012
Conditional environmental authorization for Phase 3 development (EIA)	MEDD Letter 600 – 22 September 2013 MPEM Letter 844 – 6 October 2013
Extension of groundwater abstraction permit for 30,000 m3 per day until 2020	MHA Letter 6 – 7 January 2014
Addendum Phase 3 EIA, full authorization for Phase 3	MEDD Letter 605 – 21 June 2014 MPEM Letter 751 – 31 July 2014
Beach Landing EIA	AZFN Letter 2 – 13 January 2014
Addendum Phase 2 and Environmental Authorization	MEDD Letter 59 – 4 February 2016 MPEM Letter 276 – 30 March 2016
Extension of groundwater abstraction permit for 30,000 m3 per day until 2034	MHA Letter 94 – 9 May 2017

20.3	Socio-Economics

Mauritania is divided into 12 wilayahs (regions), one district (Nouakchott), 53 moughataas (counties) and 208 communes (municipalities).

The mine site is located in the Inchiri wilayah, which has a very low population density. The wilayah includes the Akjoujt moughataa and two main municipalities, Akjoujt and Bennichab, Akjoujt being the administrative capital with a population of approximately 8,500. The wilayah is administered by a council, directed by a governor (wali) who reports to the Minister of Interior. The basic administrative unit, the moughataa, is directed by a Prefect (Hakem) who exercises his power under the authority of the governor.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Inchiri is the least populated wilayah in the country, with the nomadic way of life being a key feature making up 20% of the total population. There tends to be a small number of nomadic people in the vicinity of the Tasiast mine. The mine itself is located 80 km northeast from the nearest permanent community of Chami.

The nearest industries to the site are in the towns of Chami, Boulanour, Akjoujt and Bennichab, which are respectively 80 km southwest, 120 km northwest, 150 km east-southeast and 130 km southeast from the mine site.

There are no permanent settlements within the vicinity of the Tasiast mine. However, within 30 km of the Tasiast mine, a number of isolated families have set up structures and reside, predominantly within three communities. Residents practice animal husbandry and other subsistence forms of livelihood. There are also nomadic groups that occasionally transit the area.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

21.	capital and operating costs

This section covers Capital and Operating Costs for the 24 kt/d Tasiast debottlenecking project.

21.1	Capital Costs

The incremental capital cost estimates of the 24 kt/d throughput expansion includes, but is not limited to the following scope:

•	21 kt/d expansion scope:

o	New gravity circuit and intensive leach reactors;

o	Two additional leach tanks;

o	Conversion of one existing pre-leach tank to CIL;

o	Increased capacity of the existing interstage screens;

o	Additional oxygen generation capacity;

o	New carbon safety screen, tailings thickener and tailings pumps;

o	New cyanide mixing system; and,

o	Improvements / expansions to the power, water and ancillary systems.

•	Incremental 21 kt/d to 24 kt/d incremental expansion scope:

o	New pre-classification cyclones, feed pumps and interconnecting piping between the existing SAG mill and ball milling circuits;

o	One additional leach tank;

o	Addition of third interstage screen per CIL tank complete with structural steel supporting frames and interconnecting launders;

o	New tailings booster station; and,

o	Improvements / expansions of the water and ancillary systems.

The initial capital cost estimates are summarized in Table 21-1.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 21-1: Capital Cost Estimate

Category	Total Cost (US$M)
Support infrastructure (e.g. power and water)	47
Process plant	32
Indirects, owner’s cost and taxes	47
Contingency	24
Total capital cost	150

The Tasiast debottlenecking project assumes the total capital costs will be distributed over four years, approximately $85M of which will be spent through 2020, decreasing to $30M, $20M and $15M per year in 2021 to 2023, respectively.

21.2	Estimate Basis

The basis of estimate for the 24 kt/d project is summarized in Table 21-2.

Table 21-2: Basis of Estimate – Capital Costs

Commodity	Estimate Basis
Mining
Mine fleet equipment	No additional fleet required.
Sondage
Sondage pumping stations, piping, power requirements, wellfields	Bill of Quantities by engineering disciplines and the costs for the estimate have been based on past study pricing and historical/past contracts. Installation costs by first principles estimating.
Power Plant
Power plant	Power plant cost estimate by contract value.
Plant Equipment
Mechanical equipment supply	Budget prices, quotations and tenders have been used. In-house and historical data used for equipment costs.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Commodity	Estimate Basis
Mechanical equipment installation	Mechanical installation costs have been based on ‘first principles’ calculations as used in past study estimates and include direct field labour and overhead/indirect costs of contractors.
Site Works & Plant Bulk Materials
Demolitions	An estimate of costs is prepared based on the labour and equipment required to execute the assessed scope of work.
Earthworks and civil works for site development	Bill of quantities by engineering discipline. Costs for the estimate are based on past study contract pricing.
Concrete	Bill of quantities by engineering discipline. Costs for the estimate based on past study pricing and historical/past contracts. Installation costs by first principles estimating.
Structural steelwork	Bill of quantities by engineering discipline. Costs for the estimate based on past study pricing and historical/past contracts. Installation costs by first principles estimating.
Platework and liners	Bill of quantities by engineering discipline. Costs for the estimate based on past study pricing and historical/past contracts. Installation costs by first principles estimating.
Piping and valves	Bill of quantities by engineering discipline. Costs for the estimate based on past study pricing and historical/past contracts. Installation costs by first principles estimating.
Electrical	Bill of quantities by engineering discipline. Costs for the estimate based on past study pricing and historical/past contracts. Installation costs by first principles estimating.
Instrumentation and control systems	Bill of quantities by engineering discipline. Costs for the estimate based on past study pricing and historical/past contracts. Installation costs by first principles estimating.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Commodity	Estimate Basis
Indirect Costs
Construction temporary facilities and support services	Calculated as a percentage of the Total Field Costs, based on the corresponding detail allowance as estimated in past studies.
Catering	Camp requirement for accommodation and catering is calculated based on manpower forecast and requirement.
First fills and reagents	Detailed calculation based on requirement.
Commissioning and critical spares	Detailed calculation based on requirement.
Vendor representatives	Detailed calculation based on requirement.
Freight and logistics	Detailed calculation based on requirement.
Third-party consultants	Detailed calculation based on requirement.
Engineering, Procurement and Construction Management (EPCM)	Detailed calculation based on requirement and schedule.
Owner’s cost (Incl. Owner Project Management Costs)	Detailed calculation based on requirement.
Contingency	Assessed for the overall project.
Taxes and duties	Calculated based on costs of goods and services.
Escalation	Forward escalation excluded.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

21.3	Capitalized Stripping and Sustaining Capital

The annual sustaining and “non-sustaining capitalized stripping” cost estimate is summarized by year in Table 21-3. Per World Gold Council guidance, the capitalized portion of waste movement is considered non-sustaining life of mine, as it exposes long-term ore sources. It is excluded from Table 21-1 and the calculation of the All-In Sustaining Cost metric.

Table 21-3: Annual Non-Sustaining and Sustaining Capital

Year	Non- Sustaining Capitalized Stripping[1] (US$ million)	Mobile Equipment Maintenance Sustaining Capital (US$ million)	Mill Sustaining Capital (US$ million)	Tailings Sustaining Capital (US$ million)	Other Sustaining Capital (US$ million)
2020	218.5	4.7	5.0	8.1	10.4
2021	74.8	27.9	5.2	9.4	9.4
2022	62.5	18.1	6.1	7.4	10.2
2023	101.2	8.6	6.5	7.9	9.3
2024	181.6	3.7	7.0	7.9	10.2
2025	162.3	5.4	7.0	7.9	9.8
2026	0.0	21.9	7.0	7.9	10.1
2027	0.0	24.9	7.0	7.9	6.4
2028	92.2	6.4	7.0	7.9	8.5
2029	75.4	7.2	7.0	7.9	5.9
2030	0.0	10.9	7.0	7.9	4.8
2031	0.0	5.0	7.0	7.9	3.1
2032	0.0	3.3	7.0	0.5	3.5
2033	0.0	2.0	6.2	0.3	3.3
Total	968.5	150.0	92.0	96.8	104.9

1Includes capitalized maintenance associated with capitalized stripping activities

21.4	Operating Costs

Basis of Estimate – Operating Costs

The Tasiast “life of mine” operating costs are split into four primary categories: Mining, Processing, Site Administration, and Other. See Table 21-4 for a summary of the basis of estimate for these categories.

Processing includes both the 24 kt/d CIL Mill and existing Dump Leach operations. Note the dump leach operation is nearing the end of its life. Rinsing of the pads is expected to begin in early 2020 and take approximately 2 years to complete before closure.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 21-4: Basis of Estimate – Operating Costs

Operating Cost Category	Estimate Basis
Mining

Developed from first principles by:

•     Developing a detailed mine plan schedule

•     Defining a haulage network (specific to the detailed mine plan) and generating truck hours based on travel distance, speed and fixed non-travel time

•     Applying key cost parameter inputs such as:

o   Input prices (diesel, blasting consumables and tires) from existing site contracts

o   Productivity – either existing productivity rates or expected life of mine productivity

o   Headcounts – fitted to the scale of the mine (i.e. fewer operator and non-operator positions would be required as mining rate decreases)

o   Labour rates – based on 2019 site budgeted labour rates

o   Fuel burn rates – based on expected life-of-mine fuel burn rates

o   Maintenance costs, calculated from a zero-based maintenance model (tracks and schedules maintenance events for each piece of equipment at site by operating hours)

o   Other inputs, such as tire life and drill consumables – based on existing site strategy and experience

The following costs are allocated by department and based on actuals adjusted for changes in mining headcount and rates:

•     Tasiast Team Village (camp)

•     People Mobility

•     Nouakchott Accommodations

•     Power

•     Water

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Operating Cost Category	Estimate Basis

Processing

Estimation methodology varied by cost component, but primarily built from first principles, relying on a combination of:

•         Knowledge from existing operations

•         Laboratory testing completed for each phase of the expanded mill

•         Supplier reagent and consumable costs (based on current site contracts)

•         Energy consumption estimates per motor

•         Mass and water balance

Major categories include the following, which collectively result in a processing cost estimate for the expansion scenario:

•         Power

•         Consumables (i.e. liner, grinding balls)

•         Reagents

•         Labour

•         Maintenance

•         Water

•         Laboratory

•         Plant admin

The following costs are allocated by department and based on actuals adjusted for changes in processing headcount and rates:

•         Tasiast Team Village (camp)

•         People Mobility

•         Nouakchott Accommodations

•         Power

•         Water

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Operating Cost Category	Estimate Basis
Site Administrative

Bottom-up approach applying labour, and other costs to various areas including:

•         Administration (finance, supply chain, security, IT, HR, etc…)

•         Heath, safety and environment:

•         Training

•         Site services

The following costs are allocated by department and based on actuals adjusted for changes on headcount:

•         Tasiast Team Village (camp)

•         People Mobility

•         Nouakchott Accommodations

•         Power

•         Water

Other

This category captures all operating costs not considered in the three categories above, including:

•      Franco Nevada Royalty (2% of Revenue)

•      Government Royalty (3% of Revenue)

•      World Gold Council Fee

•      Refining and Shipping

•      VAT paid

•      Import IMF paid

Operating cost estimates are not escalated over time – all estimates are on a real basis.

Life of Mine operating cost estimates are shown in Table 21-5.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 21-5: Operating Cost Estimates (January 1, 2020 forward)

Operating Cost	Unit	2022-2028[1]	2029-2033	Life-of- Mine 2020-2033
Mining	US$/t mined[2]	2.40	2.65	2.45
Processing (Mill)	US$/t processed	14.20	14.20	14.47[4]
Processing (Dump Leach)	US$/t processed[3]	N/A	N/A	N/A
Site Admin	million US$/a	48	46	49
Other	US$/oz sold	80.3	81.1	81.1
1. Ramp-up to 21 kt/d by end of 2021 and 24 kt/d by mid-2023
2. Excludes capitalized maintenance.
3. No additional tonnes placed on dump leach 2020+. Dump leach decommission planned completion by 2022.
4. CIL only, excludes dump leach.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

22.	economic analysis

The economics of the Tasiast Debottlenecking Project were evaluated using a real (non-escalated), after-tax discounted cash flow (DCF) model on a 100% project equity (unlevered) basis. Unless otherwise stated, all economic parameters are shown on an absolute basis (not incremental to existing operations). Production, revenues, operating costs, capital costs and taxes were considered in the financial model. The main economic assumptions are a US$1,200/oz gold price and a 5% discount rate.

The valuation date for the financial analysis was set for January 1, 2020. All cash flows assumed for the purposes of this study are from this date onward.

The cash flow analysis was used to estimate the economics of the 24 kt/d debottlenecking project. This scenario assumes that 21 kt/d is achieved by end of Q4 2021, with full 24 kt/d capacity at end of Q2 2023.

22.1	Key Assumptions

Key assumptions in the financial model are summarized in Table 22-1.

Table 22-1: Financial model key assumptions

Parameter	Assumption	Description
General
CIL plant incremental throughput increase	15.5 kt/d to 24 kt/d	The debottlenecking project involves two incremental tonnage increases, first to 21 kt/d by end of Q4 2021, and then to 24 kt/d at end of Q2 2023.
Dump leach and adsorption, desorption and recovery timing	Detailed recovery curve

This is the assumed recovery timing of the gold when the ore has been placed on the dump leach.

Recovery timing assumptions were estimated by the current site operations.

Dump leach is not considered a significant source of production beyond early 2020. Rinsing for two years and decommissioning planned to be completed by end of 2022.

Power	24 kt/d (65 MW capacity)	Existing Phase 1B, Phase 1A “MAK units” and the new 40MW power plant will provide 65MW of HFO capacity.
Mining years	12 years	The number of years of mining operations has been set by the mineable inventory.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Parameter	Assumption	Description
Processing years	14 years	The number of years of processing operations was set by the mineable inventory and stockpiles.
Currency	US dollars & Mauritanian Ouguiya	The model was constructed as a dual-currency model using US dollars (US$) and Mauritanian Ouguiya (MRU). All model output is in US$. Approximately 30-40% of estimated operating costs are in MRU.
Foreign Exchange Rate	35 MRU/US$	Foreign exchange rate was held constant over the life of mine (LOM)
Inflation	None – real basis	All projected revenue and costs were assumed to be in January 1, 2020 real terms, with no inflation applied.
Starting basis	January 1, 2020 go forward	All economic analyses were done on a January 1, 2020, “go-forward” basis. Spending before this date was treated as sunk, and was not considered in the analysis, except for opening balances for tax depreciation and working capital.
Capital structure	Unlevered	Model is on an unlevered basis, however, interest expenses are considered for tax deductibility purposes. The calculated financial results assume the project will be internally financed. No debt financing or interest payments were assumed.
Discount rate	5% real	All NPVs shown in this report were calculated using a discount rate of 5%. Sensitivity analysis has been completed for 0% and 10% discount rates.
Commodity Prices
Gold	US$1,200/oz	Gold and other commodity prices were assumed to be constant over the life of mine.
Oil (West Texas Intermediate [WTI])	US$55/bbl
Refining, Transport and Other Charges
Refining charge	US$ 2.50/oz Au	A refining charge of US$ 2.50/oz poured
Doré transportation	US$ 2.50/oz	A doré transportation charge of US$ 2.50/oz poured
World Gold Council Fees	US$ 0.10/oz Au	A world gold council fee of US$0.10/oz was applied

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Parameter	Assumption	Description
Capital and Operating Costs
Capital expenditures (CAPEX)	Described in Section 21.1.

Spending before January 1, 2020, is treated as a sunk cost and is not considered in the analysis, except for opening balances for tax depreciation.

Sustaining capital costs: portions were derived using zero-based costing where possible. Provisional estimates for LOM values were made otherwise.

Core Credit	US$ 35.7 million life of mine	Core Credits represent the gain on disposal (credit) of fixed assets related to the replaced parts for capitalized maintenance. Rates are as observed at the current operating site.
Operating costs (OPEX)	Described in Section 21.	Described in Section 21.
Closure and rehabilitation costs	US$ 45.4 million	Total closure costs were estimated at US$ 45.4 million. The majority of the costs were assumed to be incurred in the five years immediately following the completion of processing operations.
Working Capital
Accounts receivable	N/A	Opening AR balance is assumed to be zero, with no changes over life of mine.
Pre-paid expenses	Fluctuates over Life of Mine	Balance of account expected to fluctuate (based on operating costs) over life of mine.
Supplies Inventory	Fluctuates over Life of Mine	Balance of account expected to fluctuate (based on operating costs) over life of mine.
Accounts payable & accrued liabilities	Fluctuates over Life of Mine	Balance of account expected to fluctuate (based on operating costs) over life of mine.
Stockpiles	Expensed in the year that tonnes are processed	For tax purposes, mining costs were expensed in the year that the tonnes were processed. Mining cost associated with stockpiled tonnes was tracked in working capital and considered a cash cost in the year expensed.
Finished Goods Inventory	10,000 oz	Assume a constant inventory of 10,000 oz with sale in 2033.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Parameter	Assumption	Description
Taxes and Duties
Governing convention	2002 Mining Convention	Unless otherwise noted, the economic evaluation in this feasibility study is assumed to be governed by the Tasiast Mauritanie Ltd. S.A. (TMLSA) 2004 Exploitation Permit developed using the 2002 Mining Convention.
Income taxes	25%	Income taxes were included in this financial analysis with a marginal tax rate of 25%. The annual tax paid in the model is the higher of the income tax or the minimum tax (see below).
Minimum tax	1%	The minimum tax was calculated on total metal revenues. The higher of the income tax or the minimum tax is the estimated tax paid in any year.
Royalties	5% total	Royalties were forecasted to be constant over the mine life at 3% of revenue to the Mauritanian government and 2% to a third party (Franco-Nevada Corporation).
Import duties	5%	Import duties for all non-resident goods were included in CAPEX and OPEX estimates. (Note that as part of the Mining Convention, fuels are assumed to be exempt from import duties. See Note to Table 4-4.)
Withholding tax	17.6%	Withholding tax is applicable to all non-resident services.
VAT	16%	16% VAT is applicable to resident goods and services
VAT Exemption	70%	VAT is only paid on 30% of spend on resident goods and services
VAT Recovery	30%	Assumes that 30% of VAT paid is recovered after 60 months
Tax loss carry forwards	5 years	Tax-loss carry forwards expire after five years.
Non-deductible expenses	Mauritanian Tax Code	Tax deductibility of general and administrative costs are based on an interpretation of the Mauritanian tax code and the 2002 Mining Convention
Undepreciated Assets Opening Balance	US$ 1,083 million	Sunk capital costs that have not yet been depreciated for tax purposes
Depreciation of Fixed Assets	Varies from 2 to 10 years depending on asset class	For most assets, depreciation was calculated on a straight-line basis. Depreciation was calculated according to cash-tax depreciation rates and applied in the year it is incurred. Depreciation-generated losses can be carried forward indefinitely and applied against future earnings.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

22.2	Presentation of Results (24 kt/d)

The results of the financial analysis, with sensitivities to gold price and discount rate assumptions, are shown in Table 22-2, based on a real discount rate of 5%, and an oil price of $55/bbl. Annual life-of-mine cash flows are shown in Table 22-3.

Table 22-2: Financial analysis results and sensitivities (January 1, 2020 forward)

		Gold Price (US$/oz)
Financial metric	Unit	1,100	1,200	1,300	1,400	1,500	1,600
NPV at 0% discount rate	US$ billion[1]	1.7	2.3	2.9	3.3	3.8	4.2
NPV at 5% discount rate	US$ billion[1]	1.3	1.7	2.1	2.5	2.8	3.2
NPV at 10% discount rate	US$ billion[1]	1.0	1.3	1.6	1.9	2.2	2.5
IRR (incremental)[2]	%	53	60	66	72	75	75

1Rounded to the nearest 100M

2Incremental IRR derived from 15.5 kt/d life-of-mine base case

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 22-3: Life of Mine Cash Flows

Year	Free Cash Flow, $1,200/oz Au (US$M)	Gold recovered (Koz)
2020	(63)	414
2021	101	473
2022	393	622
2023	380	662
2024	169	517
2025	(11)	330
2026	93	407
2027	598	842
2028	299	559
2029	34	318
2030	143	387
2031	116	307
2032	39	209
2033	41	185
2034+	(11)	0

Sensitivity Analysis – oil price

The sensitivities of NPV and IRR to oil price are shown in Table 22-4.

Table 22-4: Project Economics Sensitivity to Oil Price

		WTI Oil Price (US$/bbl)
Financial metric	Unit	45	55	65
NPV at 5% discount rate	US$ billion	1.8	1.7	1.6
Internal rate of return	%	61	60	59

Key life of mine cost and production metrics are summarized in Table 22-5.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 22-5: Life of Mine Cost and Production Summary (January 1, 2020 forward)

Operational metric	Unit	2022-28	2029-33	2020-33
		Average over time period
Mining Cost	US$/t mined	2.40	2.65	2.45
Processing Cost	US$/t processed	14.20	14.20	14.471
Site Admin	US$ million/yr	48	46	49
Cash Cost	US$/oz	485	860	585
All-in Sustaining Cost	US$/oz	560	940	665
Average Grade Milled	g/t	2.2	1.1	1.8
Average Process Recovery	%	93%	92%	93%
Average Strip Ratio (waste:ore)	unitless	5.9	5.1	6.1
		Total over time period
Tonnes Mined	Mt	376	94	629
Gold Produced	Moz	3.94	1.41	6.23
Cash Flow	US$ billion	1,921	373	2,332

1CIL only, dump leach planned for rinsing beginning 2020 and closure by 2022

23.	adjacent properties

There are no adjacent properties to be discussed in this Technical Report.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

24.	Other relevant data and information

No additional information is necessary for this Technical Report.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

25.	INTERPRETATION AND conclusions

Tasiast is viewed as a long-term strategic asset for Kinross, located in a district that is believed to have significant future potential. The phased expansion project is believed to provide an opportunity to capitalize on the full potential of the operation and to solidify Tasiast as a low cost, long life asset within the company’s portfolio.

The project economics, as stated at a 5% discount rate and a $1,200 base case gold price, are robust and offer significant potential.

Kinross is confident in the technical and economic assessment presented in this Technical Report. However, the results of this Technical Report are subject to many risks including, but not limited to: commodity and foreign exchange assumptions (particularly relative movement of gold and oil prices), unanticipated inflation of capital or operating costs, significant changes in equipment productivities, geotechnical assumptions in pit designs, ore dilution or loss, throughput and recovery rate assumptions, availability of financing and changes in modelled taxes.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

26.	RECOMMENDATIONS

It is recommended that Kinross proceed with the project to incrementally increase throughput capacity at Tasiast from approximately 15,000 t/d throughput to 24,000 t/d.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

27.	references

Blake, C., 2011a. Mineralogical characterisation of five gold-bearing samples from the Tasiast mine, Mauritania for Kinross Gold Corporation. Internal unpublished report (February, 2011).

Blake, C., 2011b. Mineralogical characterisation of seven gold-bearing composite samples from the Tasiast Mine, Mauritania for Kinross Gold Corporation. Internal unpublished report (September, 2011).

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014. CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, May 10, 2014.

Chartier, D., 2013. Draft of Sampling and Data Verification Sections for Tasiast Feasibility Study. Memo dated December 4, 2013.

Demers, P., Gauthier, D., Kroon, A.S., and Lafleur P-J., 2004. Technical Report on the Tasiast Gold Project, Islamic Republic of Mauritania: unpublished technical report prepared by SNC Lavelin for Defiance Mining Corporation Limited, effective date 27 May 2004.

Fabre, J., 2005. Géologie du Sahara occidental et central. Série/Reeks: Tervuren African Geosciences Collection, MRAC Tervuren, Belgique, 572 p.

Golder Associates, 2004. Preliminary Pit Slope Design, Tasiast Project, Mauritania, Report 03-117-073. Unpublished Technical Report, June 2004.

Golder Associates, 2014. Geotechnical Study in Support of West Branch Expansion, Kinross Tasiast, Report 12514150422.502/A.0. Unpublished Technical Report, June 2014.

Guibal, D., Uttley, P., de Visser, J., and Warren, M., 2003. Independent Technical Assessment Report on the Tasiast Project, Mauritania; Report Prepared for Midas Gold plc. and Geomaque Explorations Ltd: unpublished technical report prepared by SRK Consulting for Midas Gold plc. and Geomaque Explorations Ltd, effective date 4 March 2003.

Heberlein, D., 2011. QAQC update – laboratory duplicate results (Oct-Dec, 2011). Internal unpublished report (October, 2011).

Heberlein, D., 2013. QAQC Update (August 2012). Internal report prepared for Tasiast Mauritanie Ltd S. A.; a division of Kinross Gold Corp. Dated September 4, 2013.

Heron, K., Jessell, M., Benn, K., Harris, E., and Crowley, Q.G., 2016. The Tasiast deposit, Mauritania. Ore Geology Reviews 78: 564–572.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Hyde, R., 2003. Tasiast Gold Project, Review of Sampling Procedures and QAQC Analysis for Midas Gold plc.: RSG Global Report No. TAS003, 42 pages (unpublished).

JKTech, undated. JK Drop Weight Test, “In Detail” white paper by JKTech Laboratory Services.

Leitch, C., 2010. Petrographic report on 18 samples from Archean greenstone au deposit. Internal unpublished report (October, 2010).

Leroux, D.C. and Puritch, E., 2003. Technical Report and Resource Estimation on the Tasiast Gold Project Islamic Republic of Mauritania for Defiance Mining Corporation: unpublished technical report prepared by ACA Howe for Defiance Mining Corporation, effective date 10 October 2003.

Leroux, D.C., Roy, W.D., and Orava D., 2007. Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Red Back Mining Inc.: unpublished technical report prepared by ACA Howe for Red Back Mining Inc., effective date 20 July 2007.

Panterra, 2012. Petrographic Study of the Tasiast Deposit, Mauritania, West Africa, November 7, 2012.

Panterra, 2017. Petrographic Report on the Tasiast West Branch Pit, Mauritania, West Africa, Feb 18, 2017.

Pollard, P., 2011. Hydrothermal Alteration and Mineralization in the Lower West Branch Zone, Tasiast Gold Mine, Mauritania: unpublished technical report prepared for Kinross Gold.

Schlumberger, 2014. Hydrogeological Characterisation of the West Branch Pit, Tasiast, Mauritania. Technical Report Ref 52116/R1. January 2014.

Schofield, D., Horstwood. M.S.A., Pitfield, P.E.J., Crowley, Q.G., Wilkinson, A.F. & Sidaty, H.C.O., 2006. Timing and kinematics of Eburnean tectonics in the central Reguibat Shield, Mauritania. Journal Geological Society London, 163, 549-560.

Scott Wilson 2008a. Tasiast Gold Project, Environmental Impact Study, Addendum II of IV, Environmental Impact Review of Tailings Storage Facility: Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

Scott Wilson, 2008b. Tasiast Gold Project, Environmental Impact Study, Addendum III of IV, Environmental Management Plan: Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Scott Wilson, 2008c. Tasiast Gold Project, Environmental Impact Study, Addendum IV of IV Preliminary Rehabilitation and Closure Plan: Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

Scott Wilson, 2009. Tasiast Gold Project, Environmental Impact Study for New Developments.

Scott Wilson, 2010. Tasiast Gold Mine West Branch Development: Environmental Impact Assessment.

Scott Wilson, 2011. Tasiast West Branch Slope Stability Analysis.

Strashimirov, S., 2010. Petrological and mineralogical studies of 10 samples from Mauritania. Internal unpublished report (August, 2010).

Stuart, H., 2008. Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.: unpublished technical report prepared for Red Back Mining Inc., effective date 24 May 2008.

Stuart, H., 2009. Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.: unpublished technical report prepared for Red Back Mining Inc., effective date 8 May 2009.

Stuart, H., 2010. Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.: unpublished technical report prepared for Red Back Mining Inc., effective date 6 September 2010.

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

28.	DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “Kinross Gold Corporation, Tasiast Project, Mauritania, NI 43-101 Technical Report” is October 31, 2019.

“Signed and sealed”

John Sims, AIPG Certified Professional Geologist

Dated October 31, 2019

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